Exhibit (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

AMICAS, Inc.
at

$6.05 Net Per Share

by

Project Ready Corp.
a wholly owned subsidiary of

Merge Healthcare Incorporated

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY, NEW YORK TIME, ON THURSDAY, APRIL 15, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”), dated as of February 28, 2010, by and among Merge Healthcare Incorporated, a Delaware corporation (“Parent”), Project Ready Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”), and AMICAS, Inc., a Delaware corporation (the “Company”).

The board of directors of the Company has unanimously (i) determined that the Offer, the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and the other transactions contemplated by the Merger Agreement, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) approved resolutions recommending the approval and adoption of the Merger Agreement by the stockholders of the Company and (iv) recommended that the stockholders of the Company accept the Offer and tender their shares of common stock, par value $0.001 per share, of the Company (the “Shares”), including associated rights to purchase Series B Junior Preferred Stock of the Company under the Rights Plan (as defined in “The Offer — Section 11. Background of the Offer; the Merger Agreement — The Merger Agreement — Cooperation Regarding the Rights Plan”) pursuant to the Offer.

The Offer is not subject to a financing condition. The Offer is conditioned upon there being validly tendered in the Offer, and not properly withdrawn prior to the expiration of the Offer (as it may be extended), a number of Shares which would represent both (x) more than 50% of the total number of Shares outstanding on a fully diluted basis and (y) at least the number of Shares necessary for Merger Sub to acquire in the Offer so that, when added with the amount of Shares that Merger Sub is able to purchase from the Company pursuant to the Additional Share Option provided in the Merger Agreement, Merger Sub would own one share more than 90% of the Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). Parent currently believes that to satisfy the Minimum Tender Condition at least 60% of the outstanding Shares must be validly tendered and not withdrawn. The Offer also is conditioned upon any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer also is subject to other conditions described in “Introduction” and “The Offer — Section 14. Conditions of the Offer.”

Questions, and requests for assistance, concerning the Offer may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer documents also may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:
Laurel Hill Advisory Group
100 Wall Street, 22nd floor
New York, NY 10005
Banks and brokers call collect: (917) 338-3181
All others call toll free: (888) 742-1305

March 19, 2010

IMPORTANT

Stockholders who desire to tender Shares must:

•	For Shares that are registered in the stockholder’s name and held as physical certificates:

—	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

—	have the stockholder’s signature on the Letter of Transmittal guaranteed, if required by Instruction 1 to the Letter of Transmittal; and

—	deliver the Letter of Transmittal (or the manually signed facsimile), the certificates for the Shares and any other required documents to StockTrans, Inc. (the “Depositary”).

•	For Shares that are registered in the stockholder’s name and held in book-entry form:

—	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal, or prepare an Agent’s Message (as defined in this Offer to Purchase);

—	have the stockholder’s signature on the Letter of Transmittal guaranteed, if using the Letter of Transmittal and required by Instruction 1 to the Letter of Transmittal;

—	deliver the Letter of Transmittal (or the manually signed facsimile), or the Agent’s Message, and any other required documents to the Depositary; and

—	transfer the Shares through book-entry transfer into the Depositary’s account.

•	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee contact that broker, dealer, bank, trust company or other nominee, and request that it tender the Shares to Merger Sub prior to the expiration of the Offer.

The Letter of Transmittal, any certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer, unless the procedures for guaranteed delivery described in “The Offer — Section 3. Procedure for Tendering Shares” are followed.

i

ii

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the Offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, any schedules and annexes to this Offer to Purchase, and any documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics contained in this summary term sheet.

Securities Sought:	All issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including associated rights to purchase Series B Junior Preferred Stock of the Company under the Rights Plan (as defined in “The Offer — Section 11. Background of the Offer; the Merger Agreement — The Merger Agreement — Cooperation Regarding the Rights Plan”), of AMICAS, Inc. (the “Company”).

Price Offered Per Share:	$6.05 net per Share in cash, without interest.

Scheduled Expiration of Offer:	12:00 midnight, New York City, New York time, on Thursday, April 15, 2010.

Purchaser:	Project Ready Corp. (“Merger Sub”), a wholly owned subsidiary of Merge Healthcare Incorporated (“Parent”).

Company Board Recommendation:	The board of directors of the Company (the “Company’s Board”) has unanimously recommended that you accept the Offer, tender your Shares in the Offer and, if necessary, approve and adopt the Merger Agreement.

Conditions to Tender Offer:	The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things:

• there being validly tendered and not properly withdrawn before the expiration of the Offer a number of Shares which represents both (x) more than 50% of the total number of Shares outstanding on a fully diluted basis and (y) at least the number of Shares necessary for Merger Sub to acquire in the Offer so that, when added with the amount of Shares that Merger Sub is able to purchase from the Company pursuant to the “Additional Share Option” provided for in the Merger Agreement, Merger Sub would own one share more than 90% of the Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). Parent currently believes that to satisfy the Minimum Tender Condition at least 60% of the outstanding Shares must be validly tendered and not withdrawn; and

• any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (“HSR Clearance”).

The Offer is also subject to other conditions. See “The Offer — Section 14. Conditions of the Offer.”

Ability to Extend Tender Offer:	If at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, we must extend the Offer at the request of the Company for one period of not more than twenty (20) business days. In addition, Merger Sub may, without the consent of the Company:

• extend the Offer, if at the scheduled expiration date of the Offer any of the conditions (other than the Minimum Tender Condition) to Merger Sub’s obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, including, without limitation, HSR Clearance;

• extend the Offer for a period of not more than ten (10) business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer;

• extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; and

• extend the Offer, one time only, for any reason for a period of not more than fifteen (15) business days beyond the latest expiration date that would otherwise be permitted under any of the above.

We are also entitled to make available a “subsequent offering period” of not less than ten (10) business days in accordance with Rule 14d-11 of the SEC. A subsequent offering period would begin after we had purchased Shares tendered in the Offer. During any subsequent offering period, you would have the right to tender, but not to withdraw, your Shares, and you would be paid the same per share price paid for Shares tendered in the Offer. We currently do not intend to provide for a subsequent offering period, but we reserve the right to do so.

Any extension, delay, waiver, amendment or termination of the period during which the Offer is open or any decision to provide a subsequent offering period will be followed, as promptly as practicable, by public announcement thereof. Such public announcement will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares (except during any subsequent offering period).

See “The Offer — Section 1. Terms of the Offer.” for more details on the ability to extend the Offer.

Ability to Withdraw Tendered Shares:	You may withdraw your tendered Shares at any time prior to the expiration of the Offer by giving written notice as described in “The Offer — Section 4. Withdrawal Rights.” You may not, however, withdraw your tendered Shares after the expiration of the Offer, including during any subsequent offering period.

Merger Following Expiration of the Offer:	Section 253 of the DGCL would permit the Merger to occur without a vote of the Company’s stockholders if Merger Sub were to acquire at least 90% of the outstanding Shares in the Offer or otherwise (including as a result of purchases by Merger Sub during any Subsequent Offering Period or upon exercise of the Additional Share Option as described in “The Offer — Section 11. Background of the Offer; the Merger Agreement”).

If, however, Merger Sub does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of the Company’s stockholders is required under Delaware law, a longer period of time will be required to complete the Merger. Parent has agreed in the Merger Agreement to complete the Merger as promptly as practicable following the acceptance of the Shares pursuant to the Offer.

Appraisal Rights:	No appraisal rights are available in connection with the Offer. However, if we complete both the Offer and the Merger, then, under the DGCL, stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See “The Offer — Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation.”

You should read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal, because the information contained in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

QUESTIONS AND ANSWERS

The following are some of the questions that you, as a stockholder of the Company, may have, and answers to those questions.

Who is making this Offer?

Our name is Project Ready Corp. We are a Delaware corporation formed solely for the purpose of acquiring all of the Shares. We are a wholly owned subsidiary of Merge Healthcare Incorporated, who we refer to herein as “Parent.” See “The Offer — Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates.”

Which securities are you offering to purchase?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company which we have defined as the “Shares.” See “Introduction.”

How much are you offering to pay for my Shares?

We are offering to pay you $6.05 net per Share in cash, without interest. See “Introduction.”

Will I have to pay any fees or commissions for tendering my Shares?

Possibly, depending upon the manner in which you tender your Shares.

If you are the record holder of your Shares (i.e., if a stock certificate has been issued to you and registered in your name) and you directly tender your Shares in the Offer to StockTrans, Inc. (the “Depositary”), then you will not have to pay brokerage fees or commissions.

If you hold your Shares through a broker, dealer, bank, trust company or other nominee, and it tenders your Shares in the Offer on your behalf, then it may charge you a fee for doing so.

You are responsible for paying any fees or expenses that you incur in tendering your Shares. You should consult your broker, dealer, bank, trust company or other nominee, if applicable, to determine whether any charges will apply to tendering your Shares. See “Introduction.”

Do you have the financial resources to pay for the Shares?

Yes, Parent, our parent company, will provide us with sufficient funds to purchase all of the issued and outstanding Shares that are validly tendered and not properly withdrawn and to pay our related fees and expenses. The Offer is not subject to a financing condition. See “The Offer — Section 10. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender Shares?

No, we do not think that our financial condition is relevant to your decision to tender Shares in the Offer, because: (a) we will have sufficient funds available, through Parent, to purchase all Shares validly tendered and not properly withdrawn in the Offer, (b) the Offer is not subject to any financing condition, (c) the Offer is for all of the issued and outstanding Shares, and we will purchase the Shares solely for cash, and (d) if we consummate the Offer, we will acquire any remaining Shares for the same cash price through a second-step merger. See “The Offer — Section 10. Source and Amount of Funds.”

How does the Offer relate to the previously announced offer by a private equity fund associated with an affiliate of Thoma Bravo, LLC?

The Company’s Board has concluded that the Offer, the Merger and the transactions contemplated by the Merger Agreement constitute a Superior Proposal (as such term is defined in the Agreement and Plan of Merger dated December 24, 2009 by and among the Company, Project Alta Merger Corp., a Delaware corporation, and Project Alta Holdings Corp., a Delaware corporation (the “Prior Merger Agreement”)) to the merger and transactions contemplated in the Prior Merger Agreement. Immediately prior to execution of the Merger Agreement by Company, the Company terminated the Prior Merger Agreement in accordance with its terms and paid an amount in cash equal to $8.6 million, half of which was paid by Parent in accordance with the terms of the Merger Agreement. As a material inducement to the Company entering into the Merger Agreement, Parent paid this $4.3 million to the Company (the “Initial Funding Amount”) contemporaneous with the execution of the Merger Agreement. This Initial Funding Amounts was part of the $30 million placed into escrow by Parent in connection with the execution of the Merger Agreement.

What does the Company’s Board think of the Offer?

The Company’s Board has unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and “The Offer — Section 11. Background of the Offer; the Merger Agreement.”

How much time do I have to decide whether to tender my Shares?

Unless we extend the Offer, you have until 12:00 midnight, New York City, New York time, on Thursday, April 15, 2010 to tender your Shares in the Offer. If you cannot deliver everything that is required to properly tender your Shares by this time, you may be able to use a guaranteed delivery procedure to deliver materials after this time. If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you may be required to notify it of your desire to tender your Shares prior to this time. See “The Offer — Section 1. Terms of the Offer.”

When must or may the Offer be extended?

If at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, we must extend the Offer at the request of the Company for one period of not more than twenty (20) business days. In addition, Merger Sub may, without the consent of the Company:

•	extend the Offer, if at the scheduled expiration date of the Offer any of the conditions (other than the Minimum Tender Condition) to Merger Sub’s obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, including, without limitation, HSR Clearance;

•	extend the Offer for a period of not more than ten (10) business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer;

•	extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; and

•	extend the Offer, one time only, for any reason for a period of not more than fifteen (15) business days beyond the latest expiration date that would otherwise be permitted under any of the above.

We are also entitled to make available a “subsequent offering period” of not less than ten (10) business days in accordance with Rule 14d-11 of the SEC. A subsequent offering period would begin after we had purchased Shares tendered in the Offer. During any subsequent offering period, you would have the right to tender, but not to withdraw, your Shares, and you would be paid the same per share price paid for Shares tendered in the Offer. We currently do not intend to provide a subsequent offering period, but we reserve the right to do so.

Any extension, delay, waiver, amendment or termination of the period during which the Offer is open or any decision to provide a subsequent offering period will be followed, as promptly as practicable, by public announcement thereof. Such public announcement will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares (except during any subsequent offering period).

See “The Offer — Section 1. Terms of the Offer.” for more details on the ability to extend the Offer.

How will I be notified if the Offer is extended?

If we decide to extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension or subsequent offering period by no later than 9:00 a.m., New York City, New York time, on the next business day after the date on which the Offer was scheduled to expire. See “The Offer — Section 1. Terms of the Offer.”

How do I tender my Shares?

If your Shares are registered in your name and held as physical certificates, then you must: (a) complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal, (b) have your signature on the Letter of Transmittal guaranteed, if required by Instruction 1 to the Letter of Transmittal and (c) deliver the Letter of Transmittal (or the manually signed facsimile), the certificates for the Shares and any other required documents to the Depositary.

If your Shares are registered in your name and held in book-entry form, then you must: (a) complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal, or prepare an Agent’s Message (as defined in this Offer to Purchase), (b) have your signature on the Letter of Transmittal guaranteed, if using the Letter of Transmittal and required by Instruction 1 to the Letter of Transmittal, (c) deliver the Letter of Transmittal (or the manually signed facsimile), or the Agent’s Message, and any other required documents to the Depositary and (d) transfer the Shares through book-entry transfer into the Depositary’s account.

If your Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, then you must contact that entity and request that it tender the Shares to us prior to the expiration of the Offer.

See the Letter of Transmittal and “The Offer — Section 3. Procedure for Tendering Shares.”

May I withdraw my Shares after I have tendered them?

Yes, you may withdraw your tendered Shares at any time prior to the expiration of the Offer. You may not, however, withdraw your tendered Shares after the expiration of the Offer, including during any subsequent offering period. See “The Offer — Section 4. Withdrawal Rights.”

How do I withdraw Shares that I have tendered?

If you tendered your Shares directly, then withdrawing your Shares requires that you deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary during the period in which you still have the right to withdraw the Shares.

If you tendered your Shares by instructing a broker, dealer, bank, trust company or other nominee to do so on your behalf, then withdrawing your Shares requires that you instruct that entity to arrange for the withdrawal of your Shares.

See “The Offer — Section 4. Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration of the Offer. See “The Offer — Section 2. Acceptance for Payment; Payment.”

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — Section 3. Procedure for Tendering Shares. Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile) and any other required documents. See “The Offer — Section 2. Acceptance for Payment; Payment.”

If we decide to extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact and will make a public announcement of the extension or subsequent offering period by no later than 9:00 a.m., New York City, New York time, on the next business day after the date on which the Offer was scheduled to expire. See “The Offer — Section 1. Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents both (x) more than 50% of the total number of Shares outstanding on a fully diluted basis and (y) at least the number of Shares necessary for Merger Sub to acquire in the Offer so that, when added with the amount of Shares that Merger Sub is able to purchase from the Company pursuant to the Additional Share Option provided in the Merger Agreement, Merger Sub would own one share more than 90% of the Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). Parent currently believes that to satisfy the Minimum Tender Condition at least 60% of the outstanding Shares must be validly tendered and not withdrawn; and

•	any waiting periods under applicable antitrust laws having expired or been terminated.

The Offer also is subject to other conditions. See “The Offer — Section 14. Conditions of the Offer.”

Will the Offer be followed by a merger if all of the Shares are not tendered?

If we accept for payment and pay for at least a sufficient amount of Shares to satisfy the Minimum Tender Condition, we expect to be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). If the Merger takes place, Parent will own all of the Shares and all remaining stockholders, except for Parent and Merger Sub and stockholders properly exercising their appraisal rights, will receive the price per share paid in the Offer. See “The Offer — Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation.”

Under the Delaware General Corporation Law (the “DGCL”), if Merger Sub acquires, pursuant to the Offer or otherwise (including as a result of purchases by Merger Sub during any subsequent offering period or upon exercise of the “Additional Share Option” under the Merger Agreement), at least 90% of the outstanding Shares, Merger Sub believes that it would be able to approve the Merger without a vote of the Company’s Board or the Company’s other stockholders. Under the Offer conditions, Merger Sub is not required to accept the Shares tendered in the Offer unless there shall have been validly tendered in the Offer, and not properly withdrawn prior to the expiration of the Offer, the number of Shares required to satisfy the Minimum Tender Condition. If less than the number of Shares required to satisfy the Minimum Tender Condition are validly tendered in the Offer, and not properly withdrawn prior to the expiration of the Offer (as it may be extended), and Merger Sub still decides to complete the Offer, then Merger Sub will need to seek approval of the Merger by the affirmative vote of the stockholders of the Company holding a majority of the outstanding Shares.

If you complete the Offer, what will happen to the Company’s Board?

If we complete the Offer, then Parent will be entitled to appoint a percentage of the members of the Company’s Board that is equal to Parent’s percentage ownership of common stock in accordance with the terms of the Merger Agreement.

Following completion of the Offer, the Company must use its best efforts such that Merger Sub may designate such number of members of the Company’s Board as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company’s Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company’s Board (including such newly elected directors) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Merger Sub plus the number of Shares otherwise owned by Parent, Merger Sub or any other subsidiary of Parent bears to (ii) the number of Shares outstanding.

In the event that Merger Sub’s designees are appointed or elected to the Company’s Board, then until the completion of the Merger, the Company must use its best efforts to cause the Company’s Board to have at least two directors who are (i) directors on February 28, 2010 and (ii) independent directors for purposes of the continued listing requirements of the Nasdaq Global Market (the “Independent Directors”). Following the election or appointment of Merger Sub’s designees to the Company’s Board, and until the completion of the Merger, the approval of a majority of the Independent Directors will be required to authorize certain Company actions prior to completion of the Merger, to the extent that the actions in question relate to the Merger Agreement and the transactions contemplated by the Merger Agreement.

See “The Offer — Section 11. Background of the Offer; the Merger Agreement.”

If a majority of Shares are tendered and accepted for payment, will the Company continue as a public company?

It might. More than a majority of the Shares must be tendered for the Minimum Tender Condition to be satisfied and for Parent and Merger Sub to be obligated to consummate the Offer. However, even if Parent does not acquire a sufficient number of Shares to satisfy the Minimum Tender Condition, it may decide to acquire the Shares in the Offer if a majority of the Shares are tendered. In that situation, the Company would remain a public company until we could complete the Merger. If the Merger takes place, the Company will no longer be publicly owned. If the Merger does not take place, but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible for continued inclusion on The Nasdaq Global Market, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is completed, we expect to complete the Merger, in which all Shares will be exchanged for an amount in cash per Share equal to the price per Share paid in the Offer. If the Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us, which may affect the prices at which Shares trade. Also, as described above, the Company may cease making filings with the SEC or being required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations.”

Are appraisal rights available in the Offer?

No, appraisal rights are not available in connection with the Offer. However, if we complete both the Offer and the Merger, then, under the DGCL, stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See “The Offer — Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation.”

What is the market value of my Shares as of a recent date?

On March 4, 2010, the last full trading day before the announcement of our intention to commence the Offer, the closing price of the Shares reported on The Nasdaq Global Market was $6.02 per Share. On March 18, 2010, the last full trading day before the commencement of the Offer, the closing sales price of the Shares reported on The Nasdaq Global Market was $6.01 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

What are the U.S. federal income tax consequences of participating in the Offer?

In general (and subject to the limitations set forth in “The Offer — Section 5. Material U.S. Federal Income Tax Consequences”), your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult your own tax advisor regarding the tax considerations applicable to you with respect to participating in the Offer in light of your particular circumstances. See “The Offer — Section 5. Material U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

For further information, you can contact Laurel Hill Advisory Group (the “Information Agent”). The address and telephone numbers of the Information Agent are set forth below:

Laurel Hill Advisory Group
100 Wall Street, 22nd floor
New York, NY 10005
Banks and brokers call collect: (917) 338-3181
All others call toll free: (888) 742-1305

To the Holders of Shares of Common Stock of
AMICAS, Inc.:

INTRODUCTION

Project Ready Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Merge Healthcare Incorporated, a Delaware corporation (“Parent”), together with Parent, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) including associated rights to purchase Series B Junior Preferred Stock of the Company under the Rights Plan (as defined in “The Offer — Section 11. Background of the Offer; the Merger Agreement — The Merger Agreement — Cooperation Regarding the Rights Plan”), of AMICAS, Inc., a Delaware corporation (the “Company”), for $6.05 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Stockholders who hold Shares registered in their names and tender directly to StockTrans, Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders who hold Shares through a broker, dealer, bank, trust company or other nominee should consult with that entity to determine if it will charge any fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. Merger Sub will pay all charges and expenses of the Depositary and of Laurel Hill Advisory Group (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 15. Fees and Expenses.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 28, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”), pursuant to which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (except for Shares owned by Parent, Merger Sub and any stockholders properly exercising their appraisal rights) will be converted into the right to receive the same price per Share as the price per Share paid in the Offer. Stockholders who properly exercise their appraisal rights will receive a judicially determined fair value for their Shares, which value could be higher or lower than the price per Share to be paid in the Merger. See “The Offer — Section 12. Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation.”

The Company’s Board has concluded that the Offer, the Merger and the transactions contemplated by the Merger Agreement constitute a Superior Proposal (as such term is defined in the Agreement and Plan of Merger dated December 24, 2009 by and among the Company, Project Alta Merger Corp., a Delaware corporation, and Project Alta Holdings Corp., a Delaware corporation (the “Prior Merger Agreement”)) to the merger and transactions contemplated in the Prior Merger Agreement. Immediately prior to execution of the Merger Agreement by Company, the Company terminated the Prior Merger Agreement in accordance with its terms and paid an amount in cash equal to $8,600,000, half of which was paid by Parent in accordance with the terms of the Merger Agreement. As a material inducement to the Company entering into the Merger Agreement, Parent paid this $4.3 million to the Company (the “Initial Funding Amount”) contemporaneously with the execution of the Merger Agreement. The Initial Funding Amount was part of the $30 million placed into escrow by Parent in connection with the execution of the Merger Agreement.

The Company’s Board has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) approved resolutions recommending the approval and adoption of the Merger Agreement by the stockholders of the Company and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things:

•	there being validly tendered and not properly withdrawn before the expiration of the Offer a number of Shares which represents both (x) more than 50% of the total number of Shares outstanding on a fully diluted basis and (y) at least the number of Shares necessary for Merger Sub to acquire in the Offer so that, when added with the amount of Shares that Merger Sub is able to purchase from the Company pursuant to the Additional Share Option provided in the Merger Agreement, Merger Sub would own one share more than 90% of the Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). Parent currently believes that to satisfy the Minimum Tender Condition at least 60% of the outstanding Shares must be validly tendered and not withdrawn; and

•	any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (“HSR Clearance”).

The Offer is also subject to other conditions. See “The Offer — Section 14. Conditions of the Offer.”

Parent currently owns 100 Shares. The Company has informed Parent and Merger Sub that, as of March 16, 2010, there were 37,020,131 Shares issued and outstanding and 7,132,418 options to acquire Shares outstanding. Based on those numbers, the Minimum Tender Condition would be satisfied if at least 26,491,530 Shares, or 60% of the outstanding Shares, were validly tendered and not properly withdrawn prior to the expiration time of the Offer.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Merger Sub currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board and to seek to have the Company consummate the Merger.

Under the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise (including as a result of purchases by Merger Sub during any subsequent offering period or upon exercise of the “Additional Share Option” under the Merger Agreement), at least 90% of the outstanding Shares, Merger Sub believes that it would be able to approve the Merger without a vote of the Company’s Board or the Company’s other stockholders. Under the Offer conditions, Merger Sub is not required to accept the Shares tendered in the Offer unless there shall have been validly tendered in the Offer, and not properly withdrawn prior to the expiration of the Offer (as it may be extended), a number of Shares required to achieve the Minimum Tender Condition. If less than the number of Shares required to satisfy the Minimum Tender Condition are validly tendered in the Offer, and not properly withdrawn prior to the expiration of the Offer (as it may be extended), and Merger Sub still decides to complete the Offer, then Merger Sub will need to seek approval of the Merger by the affirmative vote of the stockholders of the Company holding a majority of the outstanding Shares.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in “The Offer — Section 5. Material U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms, and subject to the prior satisfaction or waiver of the conditions, set forth in the Offer, Merger Sub will accept for payment and pay $6.05 per Share, net to the seller in cash, without interest thereon, for all Shares that are validly tendered and not properly withdrawn by the Expiration Time in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City, New York time, on Thursday, April 15, 2010, unless extended by Merger Sub, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Offer is subject to the conditions set forth in “The Offer — Section 14. Conditions of the Offer,” which include, among other things:

•	there being validly tendered and not properly withdrawn before the expiration of the Offer a number of Shares which satisfies the Minimum Tender Condition; and

•	that the HSR Clearance condition shall have been satisfied.

Under the terms of the Merger Agreement, Merger Sub may at any time increase the consideration to be paid for each Share in the Offer and may, subject to applicable law, at any time waive or make any other changes to the terms and conditions of the Offer except that, without the prior written consent of the Company:

(i) the Minimum Tender Condition may not be waived or modified to the extent that Merger Sub or Parent would purchase 50% or fewer of the fully diluted Shares or increase the Minimum Tender Condition; and

(ii) no change may be made to the Offer that (a) reduces the number of Shares subject to the Offer, (b) reduces the offer price of $6.05 net per Share in cash, without interest, (c) adds to the conditions to the Offer described in “The Offer — Section 14. Conditions of the Offer,” or modifies any condition to the Offer in any manner adverse to the Company’s stockholders, (d) extends the Offer (except as provided in the following two paragraphs) or (e) modifies the form of consideration payable in the Offer.

If at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, we must extend the Offer at the request of the Company for one period of not more than twenty (20) business days. If any conditions are still not satisfied after such extension, Merger Sub may (i) subject to the rights of the parties to terminate the Merger Agreement and any related termination fees described in “The Offer — Section 11. Background of the Offer; the Merger Agreement — The Merger Agreement — Termination of the Merger Agreement,” terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4. Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended or (iii) waive such condition (other than the Minimum Tender Condition to the extent that Merger Sub or Parent would purchase 50% or fewer of the fully diluted Shares or increase the Minimum Tender Condition) and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not properly withdrawn prior to the Expiration Time.

In addition, Merger Sub may, without the consent of the Company:

•	extend the Offer, if at the scheduled expiration date of the Offer any of the conditions (other than the Minimum Tender Condition) to Merger Sub’s obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, including, without limitation, HSR Clearance;

•	extend the Offer for a period of not more than ten (10) business days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer;

•	extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and

•	extend the Offer, one time only, for any reason for a period of not more than fifteen (15) business days beyond the latest expiration date that would otherwise be permitted under any of the above.

We are also entitled to make available a “subsequent offering period” of not less than ten (10) business days in accordance with Rule 14d-11 of the SEC. A subsequent offering period would begin after we had purchased Shares tendered in the Offer. During any subsequent offering period, you would have the right to tender, but not to withdraw, your Shares, and you would be paid the same per share price paid for Shares tendered in the Offer. We currently do not intend to provide a subsequent offering period, but we reserve the right to do so. If Merger Sub elects to include a subsequent offering period, Merger Sub will make a public announcement of such inclusion or extension by no later than 9:00 a.m., New York City, New York time, on the next business day after the date of the Expiration Time.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Merger Sub will make a public announcement of such extension no later than 9:00 a.m., New York City, New York time, on the next business day after the date of the previously scheduled Expiration Time. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares (except during any subsequent offering period).

There can be no assurance that Merger Sub will exercise its right to extend the Offer, or that Merger Sub would be required under the Merger Agreement to extend the Offer. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See “The Offer — Section 4. Withdrawal Rights.”

If Merger Sub makes a material change in the terms of, or the information concerning, the Offer, or waives a material condition of the Offer, then Merger Sub will disseminate additional tender offer materials and extend the Offer to the extent required by applicable rules under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of, or the information concerning, that offer (except for a change in price or the percentage of securities sought) will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. The minimum period during which an offer must remain open following a change in price or a change in the percentage of securities sought is 10 business days.

If Merger Sub extends the Offer or is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Merger Sub, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer — Section 4. Withdrawal Rights.” However, the ability of Merger Sub to delay the payment for Shares that Merger Sub has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that Merger Sub pay for Shares that are validly tendered and not withdrawn pursuant to the Offer as soon as practicable after becoming obligated to purchase Shares pursuant to the Offer.

The Company has provided Merger Sub with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Merger Sub will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), all Shares that are validly tendered and that are not properly withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights” prior to the Offer’s expiration will be accepted for payment, and paid for, by

Merger Sub promptly after the Offer’s expiration. If Merger Sub commences a Subsequent Offering Period in connection with the Offer, Merger Sub promptly will accept and pay for all Shares that are tendered during the Subsequent Offering Period, or any extension of the Subsequent Offering Period. Subject to the Merger Agreement and any applicable SEC rules and regulations (including Rule 14e-1(c) under the Exchange Act relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), Merger Sub expressly reserves the right, in its sole discretion, to delay the acceptance for payment, or the payment for, Shares until the satisfaction of all conditions of the Offer. For a description of Merger Sub’s right to not accept for payment, or pay for, Shares, to delay acceptance for payment, or payment for, Shares and to terminate the Offer, see “The Offer — Section 14. Conditions of the Offer.”

Merger Sub will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as stockholders’ agent for the purpose of receiving payments from Merger Sub and transmitting those payments to the stockholders. In all cases, payments for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	either (i) the certificates for the Shares or (ii) the confirmation of a book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in “The Offer — Section 3. Procedure for Tendering Shares”;

•	either (i) a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees or (ii) in the case of a book-entry transfer of the Shares, either a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed, with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal; and

•	any other required documents.

Accordingly, tendering holders may be paid at different times if the Depositary receives the Shares and other required documents at different times. Under no circumstances will Merger Sub pay interest on the purchase price paid for the Shares pursuant to the Offer, regardless of any delay in payment for any reason.

The per Share price paid to any holder of Shares for Shares tendered pursuant to the Offer will be the highest per Share price paid to any other holder of Shares for Shares tendered pursuant to the Offer.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby to have purchased, Shares validly tendered to Merger Sub and not properly withdrawn if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of those Shares. Upon the terms, and subject to the conditions, of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for the Shares will be returned without expense to the tendering holder (or, in the case of Shares tendered by book-entry transfer, the Shares will be credited to an account maintained at the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer. If certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be delivered without expense to the tendering holder (or, in the case of Shares tendered by book-entry transfer, the Shares will be credited to an account maintained at the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

If Merger Sub extends the Offer or is delayed in its acceptance for payment of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Merger Sub, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “The Offer — Section 4. Withdrawal Rights.” However, the ability of Merger Sub to delay the payment for Shares that Merger Sub has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that Merger Sub pay for Shares that are validly tendered and not withdrawn pursuant to the Offer as soon as practicable after becoming obligated to purchase Shares pursuant to the Offer.

Merger Sub reserves the right to transfer or assign, in whole or in part, from time to time, to Parent or to one or more controlled subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Merger Sub of its obligations under the Offer, or prejudice the rights of tendering holders of Shares to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

Valid Tender of Shares

A stockholder must complete one of the following procedures in order to validly tender Shares pursuant to the Offer:

•	for Shares that are held as physical certificates, (i) the certificates for the Shares, (ii) a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees and (iii) any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time;

•	for Shares that are held in book-entry form, (i) the Shares delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below), (ii) either a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) and (iii) any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Time.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Merger Sub, upon the terms, and subject to the conditions, of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer

The Depositary has agreed to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted from the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal, and that Merger Sub may enforce such agreement against the participant.

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered with the Letter of Transmittal, and such registered holder has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for Shares are not registered in the name of the person signing the Letter of Transmittal, or payment is to be made to a person other than the registered holder of the certificates surrendered, or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) or owner(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institute as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a Notice of Guaranteed Delivery, substantially in the form provided by Merger Sub (the “Notice of Guaranteed Delivery”), is properly completed and duly executed and is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Other Requirements

Notwithstanding any provision hereof, Merger Sub will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Merger Sub pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Appointment as Proxy

By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Merger Sub as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Merger Sub accepts for payment Shares tendered by such stockholder as provided in this Offer to Purchase. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to the Shares tendered will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Merger Sub’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as Merger Sub’s designees, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Merger Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Merger Sub’s payment for such Shares, Merger Sub must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Merger Sub in its sole and absolute discretion, which determination will be final and binding. Merger Sub reserves the absolute right to reject any tenders determined by it not to be in proper form or any acceptance for payment of, or payment for, Shares which may, in Merger Sub’s opinion, be unlawful. Merger Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Merger Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding

Payments of any net cash made pursuant to the Offer may be subject to backup withholding. In order to avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering “U.S. Holder” (as defined in “The Offer — Section 5. Material U.S. Federal Income Tax Consequences”) must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that the U.S. Holder is a U.S. person, that the U.S. Holder is not subject to backup withholding and that the taxpayer identification number (the “TIN”) provided is correct, or otherwise establish an exemption from the backup withholding rules. In order to avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering “Non-U.S. Holder” (as defined in “The Offer — Section 5. Material U.S. Federal Income Tax Consequences”) should complete and submit the applicable IRS Form W-8BEN or IRS Form W-8ECI, certifying the Non-U.S. Holder’s non-U.S. status, which can be obtained from the Depositary. See “The Offer — Section 5. Material U.S. Federal Income Tax Consequences.”

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time. Under Section 14(d)(5) of the Exchange Act, Shares tendered pursuant to the Offer may also be withdrawn at any time after May 17, 2010 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “The Offer — Section 3. Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct that entity to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole and absolute discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in “The Offer — Section 3. Procedure for Tendering Shares” at any time prior to the Expiration Time.

If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under this Offer, the Depositary may nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after May 17, 2010 unless theretofore accepted for payment as provided herein.

In the event Merger Sub provides a Subsequent Offering Period (as described in more detail in “The Offer — Section 1. Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.	Material U.S. Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares that are sold for cash in the Offer or converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. No ruling has been, or will be, sought from the IRS with respect to the matters discussed below, and no assurance can be given that the statements and conclusions made below will be respected by the IRS or, if challenged, by a court. This summary is not a complete analysis of all potential U.S. federal income tax consequences of the Offer and the Merger and does not address gift and estate tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction.

This summary is limited to the U.S. federal income tax consequences to holders who hold Shares as “capital assets” within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be relevant to specific holders in light of their particular circumstances, or to:

•	holders that may be subject to special tax rules, including, without limitation: financial institutions, regulated investment companies, real estate investment trusts, insurance companies, brokers, dealers or traders in securities or currencies, S corporations, partnerships or other pass-through entities, holders liable for the alternative minimum tax, tax-exempt organizations, tax-qualified retirement plans, individual retirement accounts or other tax-deferred accounts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. expatriates or former long-term residents of the United States, holders that hold Shares as part of a straddle, hedge, conversion, constructive sale or other integrated investment, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar or Non-U.S. Holders (as defined below), except as described below;

•	holders that acquired Shares in connection with stock option, stock purchase, stock appreciation right, restricted stock unit or restricted stock plans, or in other compensatory transactions; or

•	holders that actually or constructively own or have owned more than 5% of the total outstanding Shares by vote or by value.

This summary assumes that the Shares are not U.S. real property interests within the meaning of Section 897 of the Code.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, the term “Non-U.S. Holder” means any beneficial owner of Shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership, or an other entity treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, AND YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

U.S. Holders

Effect of the Offer and the Merger

A U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger, or pursuant to the exercise of dissenters’ rights (as discussed in detail below), generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss will generally be long-term capital gain or loss if the holding period for the Shares surrendered exceeds one year. Long-term capital gains of non-corporate U.S. Holders generally are taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. U.S. Holders should consult their own tax advisors regarding such limitations. Gain or loss must be calculated separately for each block of Shares exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding

Payments of any net cash made to a U.S. Holder in connection with the Offer or the Merger generally will be subject to information reporting, and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption must complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that the U.S. Holder is a U.S. person, that the U.S. Holder is not subject to backup withholding and that the TIN provided is correct. A U.S. Holder that does not provide its correct TIN may be subject to a penalty imposed by the IRS. Certain U.S. Holders, including corporations, generally are exempt from backup withholding and information reporting requirements provided that they appropriately establish an exemption. Backup withholding is not an additional tax. U.S. Holders may use any amounts withheld under the backup withholding rules as credits against the U.S. Holders’ U.S. federal income tax liability, or may claim refunds of any excess amounts withheld under the backup withholding rules by timely filing claims for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger

A Non-U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger or pursuant to the exercise of dissenters’ rights generally will not be subject to U.S. federal income tax on any gain recognized, unless:

(i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition of the Shares, and certain other conditions are met; or

(ii) any gain on the disposition of the Shares is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Gains described in item (i) immediately above generally will be subject to U.S. federal income tax at a flat 30% rate or, if applicable, a lower treaty rate, but may be offset by U.S. source capital losses. Gains described in item (ii) immediately above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States, unless an applicable tax treaty provides otherwise. Non-U.S. Holders that are foreign corporations whose gains are described in item (ii) immediately above also may be subject to a branch profits tax at a 30% rate or, if applicable, a lower treaty rate.

Information Reporting and Backup Withholding

Payments of any net cash made to a Non-U.S. Holder in connection with the Offer or the Merger generally will not be subject to information reporting and backup withholding if the Non-U.S. Holder provides the Depositary with the applicable, properly executed IRS Form W-8BEN (or IRS Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business) certifying the Non-U.S. Holder’s non-U.S. status, or otherwise appropriately establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use any amounts withheld under the backup withholding rules as credits against the Non-U.S. Holders’ U.S. federal income tax liability, or may claim refunds of any excess amounts withheld under the backup withholding rules by timely filing claims for refund with the IRS.

6.	Price Range of Shares; Dividends

The Shares are listed and traded on The Nasdaq Global Market under the symbol “AMCS.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on The Nasdaq Global Market.

	High	Low

Year Ended December 31, 2008
First Quarter	$3.05	$1.70
Second Quarter	2.96	2.00
Third Quarter	2.93	2.13
Fourth Quarter	2.44	1.27
Year Ended December 31, 2009
First Quarter	$2.09	$1.49
Second Quarter	2.98	1.90
Third Quarter	4.15	2.50
Fourth Quarter	5.52	2.83
Year Ending December 31, 2010
First Quarter (through March 18, 2010)	$6.06	$5.32

On March 4, 2010, the last full trading day before the announcement of Merger Sub’s intention to commence the Offer, the closing sales price of the Shares reported on The Nasdaq Global Market was $6.02 per Share. On March 18, 2010, the last full trading day before the commencement of the Offer, the closing sales price of the Shares reported on The Nasdaq Global Market was $6.01 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

Merger Sub has been advised by the Company that the Company has never declared or paid any cash dividends on the Shares. The Merger Agreement provides that, without Parent’s prior written consent, the Company generally may not (with certain limited exceptions) declare or pay any dividends or make any distributions with respect to the Company’s capital stock during the period from signing of the Merger Agreement until the earlier to occur of termination of the Merger Agreement or the completion of the Merger. If Merger Sub acquires control of the Company, Merger Sub currently intends that no dividends will be declared or paid on the Shares prior to the acquisition of the entire equity interest in the Company.

7.	Possible Effects of the Offer on the Market for the Shares, Stock Listing, Exchange Act Registration and Margin Regulations

Market for the Shares

The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Listing

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on The Nasdaq Global Market. According to The Nasdaq Global Market’s published guidelines, the Shares must meet one of three maintenance standards for continued inclusion on The Nasdaq Global Market. The first maintenance standard requires that there be: (a) at least $10 million in stockholders’ equity, (b) at least 750,000 publicly held shares, (c) a market value of at least $5 million for publicly held shares, (d) a minimum bid price of at least $1 per share, (e) at least 400 total stockholders and (f) at least two market makers. The second maintenance standard requires that there be: (a) a market value of at least $50 million for all listed shares, (b) at least 1.1 million publicly held shares, (c) a market value of at least $15 million of publicly held shares, (d) a minimum bid price of at least $1 per share, (e) at least 400 total stockholders and (f) at least four market makers. The third maintenance standard requires that there be: (a) at least $50 million in total assets and $50 million in total revenue (in the latest fiscal year or in two of the last three fiscal years), (b) at least 1.1 million publicly held shares, (c) a market value of at least $15 million for publicly held shares, (d) a minimum bid price of at least $1 per share, (e) at least 400 total stockholders and (f) at least four market makers. In addition, each of the three maintenance standards requires that the Company comply with all corporate governance requirements as set forth in Rule 5600 Series of the Nasdaq Marketplace Rules. If the Shares no longer meet at least one of these three maintenance standards, including as a result of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the listing of the Shares on The Nasdaq Global Market will be discontinued.

Exchange Act Registration

The Shares currently are registered under the Exchange Act. This registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the Shares’ registration under the Exchange Act would reduce substantially the information required to be furnished by the Company to holders of Shares and to the SEC, and would make certain provisions of the Exchange Act no longer applicable to the Company, such as (a) the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, (b) the requirement to furnish a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and (c) the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company, and persons holding “restricted securities” of the Company to dispose of those securities pursuant to Rule 144 or 144A under the Securities Act of 1933, as amended, might be impaired or eliminated. Merger Sub intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination of registration are met.

Margin Regulations

The Shares currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company

The Company

The Company is a Delaware corporation whose legal name, as specified in its certificate of incorporation, is “AMICAS, Inc.” The Company’s principal executive office is located at 20 Guest Street, Suite 400, Boston, Massachusetts 02135, and the Company’s telephone number at its principal executive office is (617) 779-7878.

The Company is a leading independent provider of imaging information technology (“IT”) solutions. The Company offers a comprehensive suite of image and information management solutions for healthcare providers — including radiology and cardiology picture archiving communication system, radiology and cardiovascular information systems, business intelligence tools, enterprise content management tools, revenue cycle management solutions and teleradiology solutions. The Company provides a complete, end-to-end solution for imaging centers, ambulatory care facilities, and radiology practices. The Company provides hospitals with a comprehensive image management solution for cardiology and radiology as well as an enterprise-wide image management infrastructure that complements existing electronic medical record strategies to enhance clinical, operational, and administrative functions.

Available Information

The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file annual, quarterly and special reports, proxy statements and other information with the

SEC relating to the Company’s business, financial condition and other matters. Certain information as of particular dates concerning the Company’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to its stockholders and filed with the SEC. Such reports, proxy statements and other information filed by the Company should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed with the SEC via the EDGAR system.

Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from, or based upon, publicly available documents on file with the SEC, and other publicly available information. Although Parent and Merger Sub do not have any knowledge that any such information is untrue, none of Parent, Merger Sub, the Depositary, or the Information Agent takes any responsibility for the accuracy or completeness of such information, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

9.	Certain Information Concerning Parent, Merger Sub and Certain Affiliates

Parent and Merger Sub

Parent is a Delaware corporation whose legal name, as specified in its certificate of incorporation, is “Merge Healthcare Incorporated.” Parent’s principal executive office is located at 6737 West Washington Street, Milwaukee, Wisconsin 53214-5650, and Parent’s telephone number at its principal executive office is (414) 977-4000.

Parent develops healthcare information software solutions and delivers related services. Parent’s solutions are designed to help solve some of the toughest challenges in health information exchange today, such as the incorporation of medical images and diagnostic information into broader health IT applications, the interoperability of proprietary software solutions, advanced clinical tools like computer aided detection, the profitability of outpatient imaging practices in the face of declining reimbursement and the ability to improve the efficiency and cost effectiveness of clinical trials.

Parent provides these solutions through its two segments. Parent’s Direct segment sells finished applications to hospitals, imaging centers and specialty clinics located in the United States, as well as global pharmaceutical, medical device, biotech and contract research organizations, and also distributes certain products through the Internet via its website. Parent’s Indirect segment sells software development toolkits, technologies and Computer Aided Detection applications to companies that develop, manufacture or resell health IT or medical imaging software or devices as well as finished applications to value added resellers and foreign distributors.

Merger Sub is a Delaware corporation whose legal name, as specified in its certificate of incorporation, is “Project Ready Corp.” Merger Sub’s principal executive office is located at c/o Merge Healthcare Incorporated, 6737 West Washington Street, Milwaukee, Wisconsin 53214-5650, and Merger Sub’s telephone number at its principal executive office is (414) 977-4000. Merger Sub is a wholly owned subsidiary of Parent that was recently formed for the purpose of effecting the Offer and the Merger. To date, Merger Sub has engaged in no activities other than those incident to its formation and to the Offer and the Merger Agreement.

The name, business address, citizenship and past and present principal occupations during the past five years of each of the executive officers and directors of Parent and Merger Sub are set forth on Schedule I to this Offer to Purchase.

None of Parent, Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed on Schedule I to this Offer to Purchase has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed on Schedule I to this Offer to Purchase has been a party, during the past five years, to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Merrick

Merrick RIS, LLC (“Merrick RIS”) became a stockholder of Parent in June 2008, when, in exchange for $20 million, Parent issued (i) a $15.0 million senior secured note payable to Merrick RIS, an affiliate of Merrick Ventures LLC (“Merrick Ventures”) and (ii) 21,085,715 shares of Parent’s common stock at a price per share of $0.35 to Merrick RIS. In November 2009, Parent completed a stock offering and used a portion of the proceeds to prepay in full its senior secured note due June 2010 held by Merrick RIS, which included all amounts owed under the note of $15.0 million and an additional amount of $3.1 million payable as a result of the prepayment of the note. Merrick RIS beneficially owns, as of February 28, 2010, 37.4% of Parent’s outstanding common stock. Michael W. Ferro, Jr., the Chairman of the Board of Parent, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interest in Merrick RIS. Mr. Ferro also serves as the chairman and chief executive officer of Merrick RIS. Accordingly, Mr. Ferro indirectly owns or controls all of the shares of common stock owned by Merrick RIS. In addition, Justin C. Dearborn, the Chief Executive Officer and a Director of Parent, served as Managing Director and General Counsel of Merrick Ventures, an affiliate of Merrick RIS, from January 2007 until his appointment as Chief Executive Officer of Parent on June 4, 2008. Neither Merrick RIS nor Merrick Ventures own any Shares. Merrick RIS’s and Merrick Ventures’ principle offices are located at 233 North Michigan Avenue, Suite 2330, Chicago, Illinois, 60601, and the telephone number at their principal executive offices is (312) 994-9410.

Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Parent, Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed on Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the forgoing persons: (i) beneficially owns, or has a right to acquire, any Shares or any other equity securities of the Company, (ii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company or (iii) has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

On February 12, 2010, Parent purchased 100 shares of common stock of the Company at a price per share of $5.34.

Reference is made to the Stockholder Support Agreements which will be entered into by certain of the Company’s executive officers and directors. See “The Offer — Section 11. Background of the Offer; the Merger Agreement” for a more complete description.

Reference is also made to the Escrow Agreement entered into by Parent, the Company and the Bank of New York Mellon, dated March 4, 2010. See “The Offer — Section 10. Sources and Amount of Funds” for a more complete description.

Parent entered into a licensing agreement with the Company on September 28, 2006, pursuant to which the Company licenses certain products from Parent. Parent has earned a total of $760,388 under such licensing agreement with the Company.

On November 30, 2006, Parent entered into a similar licensing agreement with Emageon, Inc. (“Emageon”). Parent has earned a total of $71,980 under such licensing agreement with Emageon. Since the Company’s acquisition of Emageon, Emageon has not licensed any of Parent’s products.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Parent, Merger Sub, any of their respective subsidiaries or, to the best knowledge of Parent and Merger Sub, any of the persons listed on Schedule I to this Offer to Purchase, has had any transaction with the Company or any of its executive officers, directors or affiliates during the past two years that is required to be disclosed under the rules and regulation of the SEC applicable to the Offer.

[Add disclosure regarding existing business relationships between Merge and AMICAS]

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Parent, Merger Sub, any of their respective subsidiaries or, to the best knowledge of Parent and Merger Sub, any of the persons listed on Schedule I to this Offer to Purchase, has had any negotiations, transactions or material contacts during the past two years with the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, any election of the Company’s directors or any sale or other transfer of a material amount of the Company’s assets.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Parent is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file annual, quarterly and special reports, proxy statements and other information with the SEC relating to Parent’s business, financial condition and other matters. Certain information as of particular dates concerning Parent’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of Parent’s securities and any material interest of such persons in transactions with Parent is required to be disclosed in Parent’s proxy statements distributed to its stockholders and filed with the SEC. Such reports, proxy statements and other information filed by Parent, as well as the Schedule TO and the exhibits thereto filed by Parent and Merger Sub, should be available for inspection at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Parent that have been filed with the SEC via the EDGAR system, including the Schedule TO and the exhibits thereto.

10.	Source and Amount of Funds

Parent estimates that the net aggregate cost to Parent of (a) acquiring all of the Shares issued and outstanding, (b) acquiring all of the Shares expected to be issuable, or otherwise deliverable, prior to the expiration of the Offer in connection with options, warrants and other rights to acquire Shares and (c) paying related fees and expenses, is approximately $280 million. Parent will ensure that Merger Sub has sufficient funds to acquire all of the Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. Parent will be able to provide Merger Sub with the necessary funds from the following sources: (i) a secured debt financing, or, if and to the extent that Parent is unable to consummate such debt financing, the incurrence of secured senior bridge loans under a bridge facility of $200 million (the “Bridge Facility”); (ii) the issuance of $40 million of equity securities, including preferred stock and 7,200,000 shares of common stock and (iii) cash on hand at Parent and the Company.

Parent has entered into a definitive commitment letter, dated February 20, 2010 (as amended March 1, 2010, the “Debt Commitment Letter”), with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) for the Bridge Facility. The loans will be made under the Bridge Facility, pursuant to documentation, to be entered into prior to the expiration of the Offer (such date the “Loan Closing Date”). The loans under the Bridge Facility shall have an initial term of one year and shall accrue interest at a rate per annum equal to the greatest of (a) 13% plus a spread (the “Spread”), (b) the three-month London Interbank Offered Rate (“LIBOR”) as determined by Morgan Stanley for a corresponding U.S. dollar deposit amount (adjusted quarterly) plus the Spread and (c) the yield on the U.S. Treasury security with a maturity closest to the fifth anniversary of the Loan Closing Date plus the Spread. The Spread will initially be, with respect to clause (a), zero basis points; with respect to clause (b), 1,100 basis points; and with respect to clause (c), 1,067 basis points. If the loans are not repaid in full within three months following the Loan Closing Date, the Spread will increase by 50 basis points at the beginning of the subsequent three-month period and shall increase by an additional 50 basis points at the beginning of each three month period thereafter. If the loans are not repaid in full on or prior to the first anniversary of the Loan Closing Date, the loans shall automatically be converted into term loans maturing on the fifth anniversary of the Loan Closing Date. The term loans shall accrue interest at a rate per annum equal to 15% per annum on or prior to June 30, 2010 and 16.5% per annum from and after July 1, 2010.

The Bridge Facility will be secured by a valid and perfected first priority lien and security interest in all of the following, whether owned on the Loan Closing Date or thereafter acquired: (i) all equity interests (or other ownership interests in) and intercompany debt of each of Parent’s direct and indirect subsidiaries, except, in the case of any foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequence; (ii) all present and future tangible and intangible assets of Parent and its direct and indirect wholly owned domestic subsidiaries; and (iii) all proceeds and products of the property and assets described in clauses (i) and (ii) (collectively, the “Collateral”).

The Bridge Facility will be subject to standard terms and conditions for financings of this kind, including standard representations and warranties, affirmative and negative covenants and events of default.

The conditions precedent to the incurrence of loans under the Bridge Facility include, without limitation:

•	since December 31, 2009, there shall not have occurred any “Material Adverse Effect” which is defined in the Debt Commitment Letter to be any effect, change, event, occurrence, circumstance or development that is or would reasonably be expected to become materially adverse to the business, financial condition or results of operations of Parent, the Company and their respective subsidiaries, taken as a whole; provided, however, that certain events and circumstances will not be taken into account in determining whether there has been or will be, a Material Adverse Effect, including, without limitation, changes in the price of Parent’s or the Company’s common stock, the failure to meet earnings projections, changes in general economic conditions or financial markets, and the effects of any legal proceedings made or brought by any of the current or former stockholders of either Parent or the Company against either Parent or the Company, respectively, arising out of the Offer, the Merger or in connection with any other transactions contemplated under the Merger Agreement;

•	the accuracy and completeness of all representations and warranties made by Parent to Morgan Stanley and all information furnished by Parent to Morgan Stanley in connection with the transactions;

•	at least 30 days prior to the Loan Closing Date, Parent shall have satisfied all of the obligations to cooperate in Morgan Stanley’s efforts to syndicate the Bridge Facility as set forth under the heading “Syndication” in the Debt Commitment Letter (other than the requirements set forth under the heading “Syndication” in the Debt Commitment Letter for Parent to make the members of its and the Company’s senior management available to the lenders);

•	subject to certain exceptions, there shall be no issues of debt securities or commercial bank or other debt facilities or securitizations (including any renewals or refinancing thereof) by Parent and its subsidiaries (including Merger Sub);

•	the negotiation, execution and delivery of definitive loan documentation for the Bridge Facility in form and substance satisfactory to Morgan Stanley and its counsel;

•	completion of the Offer and the Merger;

•	receipt by Parent of at least $40,000,000 of net cash proceeds pursuant to the issuance of equity securities;

•	compliance with all U.S., foreign, federal, state and local laws and regulations;

•	payment of all fees and expenses due to Morgan Stanley;

•	receipt by Morgan Stanley of certain financial statements of Parent and the Company;

•	perfection of a first priority lien and security interest in the Collateral;

•	delivery of a notice of borrowing to Morgan Stanley;

•	the absence of any default or event of default at the time of, and after giving effect to, such borrowing; and

•	there being no legal bar to the making of such loan.

Parent has also entered into equity investment letters under which Parent has agreed to issue $40 million of equity securities to four investors (the “Equity Commitment Letters”), including Merrick RIS, LLC (“Merrick

RIS”) and Merrick Venture LLC (“Merrick Ventures”). The investors have contributed to Parent the $40 million which reflects the amount of the purchase price of the equity securities. Parent has placed $30 million of these funds into an escrow account (the “Escrow Account”) which is directly accessible by the Company if the Parent Termination Fee is owed to the Company by Parent, pursuant to the terms of the Escrow Agreement (the “Escrow Agreement”), dated as of March 4, 2010 between the Company, Parent and The Bank of New York Mellon.

In exchange for the equity investments, each of the investors will receive a fee equal to 2% of the amount such investor will pay for the equity securities (except that Merrick RIS and Merrick Ventures shall receive the fee only if the Merger is completed). In the event that the Equity Commitment Letters expire prior to the issuance of any equity securities, the investors will receive interest on the amounts committed under the Equity Commitment Letter at a 6% annual rate (other than Merrick RIS and Merrick Ventures). Merrick RIS and Merrick Ventures agreed to purchase an aggregate $30 million of the equity securities to be issued under the Equity Commitment Letters. Merrick RIS beneficially owns, as of February 28, 2010, 37.4% of Parent’s outstanding Common Stock. Michael W. Ferro, Jr., Parent’s Chairman of the Board, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interest in Merrick RIS. Mr. Ferro also serves as the chairman and chief executive officer of Merrick RIS. Merrick Ventures is an affiliate of Merrick RIS. In addition, Justin C. Dearborn, Merge’s Chief Executive Officer and a Director, served as Managing Director and General Counsel of Merrick Ventures from January 2007 until his appointment as Chief Executive Officer of Parent on June 4, 2008.

The foregoing summary of the Debt Commitment Letter, the Escrow Agreement and the Equity Commitment Letters does not purport to be a complete description of the terms and conditions of these agreements and is qualified in its entirety by reference to each of the agreements, which are exhibits to the Schedule TO, which is hereby incorporated into this Offer to Purchase by reference. Copies of the Schedule TO, together with all exhibits thereto, including the Debt Commitment Letter, the Escrow Agreement and the Equity Commitment Letters, may be examined and obtained as set forth in “The Offer — Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates.” If Parent uses funds under the Bridge Facility in connection with the acquisition of the Company, Parent intends to repay such borrowings under the Bridge Facility from working capital and funds provided by future operations.

Stockholders of the Company are urged to read the Debt Commitment Letter, the Equity Commitment Letters and the Escrow Agreement in their entirety. In the event of any discrepancy between the terms of such agreements and the following summary, the terms of such agreements shall control.

The Offer is not contingent upon Merger Sub or Parent establishing any financing arrangements.

11.	Background of the Offer; the Merger Agreement

Background of the Offer.

In June of 2008, Merrick RIS, an affiliate of Merrick Ventures and Mr. Michael W. Ferro, Jr., acquired a large minority interest in Parent. Mr. Ferro was then elected as a Director and Chairman of Parent, and Mr. Justin C. Dearborn, previously a Managing Director of Merrick Ventures, was elected as a Director and Chief Executive Officer of Parent. Upon completion of this transaction, Parent’s new management team and its Board of Directors began to analyze various possibilities for strategic transactions that could improve Parent’s business operations, financial performance and stockholder value. As part of its normal review process, in mid-2008, Parent identified the Company and Emageon, Inc. as potential participants in transactions of that nature.

Beginning in the summer of 2008, Messrs. Ferro and Dearborn began discussions with Dr. Stephen Kahane, the Chairman of the Company’s Board and the Chief Executive Officer of the Company, regarding potential transactions between Parent and the Company. On July 8, 2008, as part of a series of meetings with Parent’s major customers and parties that had previously expressed an interest in acquiring Parent, Messrs. Ferro and Dearborn and Dr. Kahane met at the Company’s Boston office. The Company had previously expressed an interest in acquiring Parent’s Fusion RIS/PACS MXtm business, which automates radiological image and related information workflow for the radiologic imaging process (“Parent’s RIS/PACS business”). At that meeting, Mr. Ferro encouraged the Company to purchase additional Parent software products and also expressed his view that it might make sense for the parties to combine in some fashion — either Parent purchasing the Company or the Company purchasing Parent. The discussion was preliminary, and no definitive terms were offered or agreed.

In November 2008, Messrs. Ferro and Dearborn and Dr. Kahane met during an industry trade show and discussed various potential commercial transactions including the possibilities of the Company acquiring Parent’s RIS/PACS business and of Parent acquiring the Company. These conversations were general in nature and did not result in either party making a specific offer at that time.

In late 2008 and early 2009, the Company negotiated and executed an agreement to acquire Emageon, Inc. (“Emageon”) for $1.82 cash per share of Emageon’s common stock. Shortly after this transaction had been announced, and before it had been consummated, on March 3, 2009, Messrs. Ferro and Dearborn and Dr. Kahane met again and discussed a potential three-way transaction to combine the Company, Parent and Emageon. The parties discussed a variety of potential transactions. These discussions were preliminary. In one transaction structure discussed, Parent would acquire the Company by exchanging $2.00 in Parent common stock for each outstanding share of the Company’s common stock. At the time, the Company’s shares were trading at approximately $1.65 per share. Dr. Kahane later reported to Mr. Ferro that AMICAS’ board of directors had considered the proposed transaction, but had decided to not pursue it and to remain focused on completing the Company’s acquisition of Emageon.

On March 6, 2009, Parent submitted a written proposal to acquire Emageon for $2.10 per share payable in cash, Parent common stock or a combination of cash and Parent common stock. After extensive discussions and negotiations with Emageon’s management and representatives and a review of certain diligence materials made available to it, on March 26, 2009, Parent withdrew its expression of interest to acquire Emageon because Parent stated that it determined that the prospects for a successful transaction with Emageon did not support further work on its part. Thereafter, the Company closed its acquisition of Emageon on April 2, 2009.

On July 15, 2009, Mr. Ferro and Dr. Kahane met at Mr. Ferro’s home. At that time, Mr. Ferro proposed that Parent acquire the Company, exchanging Parent common stock valued at $4.00 for each outstanding share of the Company common stock. Mr. Ferro said that he “could probably get to $4.50” per share in value under certain circumstances. Mr. Ferro and Dr. Kahane discussed possible roles for Dr. Kahane in the combined entity, including continuing as Chief Executive Officer of the AMICAS business or as co-CEO of the combined company. Mr. Ferro indicated that Dr. Kahane could be granted options for Parent common stock if he were to take such a position. Dr. Kahane indicated that the Company’s Board would want at least $5.00 per share in cash. Mr. Ferro indicated that, based on what he knew, if the Company received a cash offer of $5.00 per share then it should accept it. Dr. Kahane did not follow-up on this discussion.

Parent understands that, in mid-August 2009, Thoma Bravo, LLC approached Dr. Kahane and expressed Thoma Bravo’s interest in acquiring all of the shares of the Company’s common stock for a price of $4.00 per share in cash. The Company indicated that, thereafter, a series of negotiations occurred with Thoma Bravo, LLC and its affiliates (“Thoma Bravo”) with respect to a possible acquisition. Parent also understands that in September 2009, the Company retained Raymond James as its financial advisor and in September and October, 2009, Thoma Bravo submitted a series of revised proposals, which were considered by the Company’s Board.

Parent understands that, on October 6, 2009, Dr. Kahane received an unsolicited phone call from a potential strategic acquirer (not Parent) expressing its interest in engaging in discussions regarding potential commercial relationships, as well as a possible business combination. At approximately the same time, Mr. Ferro, unaware of either the Thoma Bravo negotiations or the unsolicited call discussed above, called Dr. Kahane and suggested that they meet at an upcoming trade show.

Parent understands that, on November 3, 2009, Thoma Bravo made a revised proposal containing their “best and final” terms, including a price of $5.35 per share, a 30-day exclusive negotiation period and a 45-day go-shop with a reduced break-up fee to commence upon signing a definitive agreement. The Company’s Board unanimously voted to approve the revised Thoma Bravo proposal and authorized the execution of a letter of intent with Thoma Bravo.

Later in November 2009, Mr. Ferro called Dr. Kahane indicating that Parent had heard a rumor that the Company was in the process of retaining a financial advisor for a possible sale transaction. Dr. Kahane declined to comment. Parent understands that the Company was also contacted by another potential strategic acquirer and two potential financial acquirers, all of which sought meetings to discuss possible acquisitions of the Company. Parent understands that the Company discussed the possibility of meeting with some of these parties in December.

Parent understands that, from November 5, 2009 through December 10, 2009, counsel for the Company and Thoma Bravo negotiated the terms of a definitive merger agreement and related documents, and the Company made data, documents and other information available to Thoma Bravo for due diligence purposes.

Parent understands that, on December 10, 2009, the Company and Thoma Bravo reached agreement on the terms of a definitive merger agreement and related documents. Parent also understands that the Company’s Board subsequently approved the Thoma Bravo transaction and authorized the Company’s management to execute the merger agreement and related agreements.

Parent understands that, subsequent to the Company’s Board meeting, however, Thoma Bravo advised Dr. Kahane that Thoma Bravo was not prepared to move forward with the proposed transaction due to concerns regarding items discovered in due diligence. Parent understands that the Company then gave notice of termination of the exclusivity period under the letter of intent with Thoma Bravo.

Parent understands that representatives of the Company and Thoma Bravo continued to discuss a possible transaction, with Thoma Bravo seeking a price reduction. Parent understands that, on December 23, 2009, Thoma Bravo indicated that it would proceed under the same price and terms as originally negotiated. On December 24, 2009, the parties agreed on, signed and delivered the definitive merger agreement and related documents (the “Prior Merger Agreement”).

Under the Prior Merger Agreement, the Company had a 45-day “go-shop” period from the execution of the Prior Merger Agreement within which to solicit alternative acquisition proposals. The go-shop period began on December 24, 2009 and ended on February 7, 2010. During this period the Company was permitted to proactively contact fifteen other parties and to consider any number of unsolicited proposals at any time until approval of the Prior Merger Agreement by its stockholders. Parent understands that the parties to be contacted were selected by Mr. DeNelsky, the Company’s lead director, in consultation with the Company’s management, other members of the Company’s Board, and Raymond James, as being the parties most likely to have an interest in acquiring the Company. Parent also understands that the list included fourteen strategic and one financial potential acquirers. Parent was not contacted. Parent understands that, after the Prior Merger Agreement was signed, Raymond James received unsolicited inquiries from eleven potentially interested parties and received acquisition proposals from Financial Party Y and Parent. Parent also understands that Raymond James kept the board of directors informed of the status of the inquiries.

Merrick Ventures contacted the Company on behalf of Parent, via e-mail, on December 28, 2009, seeking the appropriate contact information at Raymond James. This information was provided to Merrick, and Merrick’s e-mail was forwarded to Raymond James.

On January 4, 2010, Merrick Ventures called Raymond James and indicated Parent’s interest in making a proposal that would be superior to the Thoma Bravo transaction. Raymond James sent Merrick the go-shop package.

In parallel, Parent was determining its options for Parent’s RIS/PACS business going forward in light of Thoma Bravo’s proposed acquisition of the Company. On January 11, 2010, Thoma Bravo and Parent had discussions on Thoma Bravo’s interest in later combining Parent’s RIS/PACS business with the Company’s business. The two parties agreed to discuss potential alternatives.

On January 14, 2010, a stockholder class action complaint was filed against the Company, the members of Company’s Board and Thoma Bravo in the Business Litigation Session of the Superior Court (the “Superior Court”) of Suffolk County, Massachusetts in connection with the proposed Thoma Bravo merger.

On January 17, 2010, Merrick Ventures sent an e-mail on behalf of Parent to Raymond James indicating that Parent was preparing an offer to acquire the Company.

On January 21, 2010, Parent sent Thoma Bravo a proposal which detailed Parent’s expectations for a transaction involving Parent’s RIS/PACS business. Thoma Bravo expressed no interest in Parent’s RIS/PACS business consistent with Parent’s expectations.

On January 22, 2010, representatives from Raymond James spoke with Jeffrey Bennett, Managing Director of Merrick Ventures. Mr. Bennett indicated that Parent was preparing a written offer for the Company. In response to questions regarding Parent’s ability to finance such an offer, Mr. Bennett provided Raymond James with contact information for one of Parent’s prospective funding sources (“FS1”) that had expressed an interest in providing financing opportunities for the proposed transaction.

Later on January 22, 2010, Parent submitted a written offer to acquire the Company at a price of $6.00 per share of the Company in a mix of cash and stock. Upon receipt of the initial Parent offer, representatives of Parent and the Company held a series of discussions through the weekend regarding the offer and addressing various details of Parent’s proposal. These discussions resulted in further written offers from Parent on January 24, 25, and 26, 2010 establishing that Parent’s $6.00 per share offer would be paid 50% in cash and 50% in stock, as well as other specifics of Parent’s proposal. Parent identified Merrick RIS and FS1 as the primary potential funding source for the cash portion of its offer. Parent indicated that it would sign a merger agreement substantially similar to the Prior Merger Agreement and requested access to the Company’s data room, for itself and its potential funding sources (including FS1) in order to finalize its proposal.

During these discussions, Raymond James advised Parent of the Company’s concerns regarding the valuation and liquidity of the Parent’s common stock component, the sources of Parent’s proposed cash financing and the terms of such financing and other issues. Representatives from Raymond James also contacted representatives from FS1 to assess the status of FS1’s evaluation of Parent’s proposed transaction.

On January 25, 2010, Parent’s Board of Directors met and considered the possible acquisition of the Company. Parent’s senior management recommended that Parent take the necessary steps to finalize a definitive proposal that would be viewed as superior to the pending Thoma Bravo transaction. Parent’s Board of Directors unanimously agreed to pursue the acquisition as recommended by senior management. Subsequently, on January 26, 2010, Parent submitted a further written proposal to the Company.

On January 27, 2010, the Company notified Parent, both by telephone and by letter, that the Company’s Board had determined that it was not reasonably possible that Parent’s written offer of January 26, 2010 could lead to a transaction that was superior to the Thoma Bravo transaction. Parent disagreed with the stated bases for such determination and continued its efforts to clarify its offer and complete its diligence work with respect to the Company.

On January 29, 2010, after extensive negotiations with the Company, Parent and the Company entered into a confidentiality and standstill agreement that permitted Parent and its representatives to have partial access to the due diligence materials that the Company had previously provided to Thoma Bravo and other bidders.

On February 1, 2010, Parent called the Company and indicated that it was preparing to submit a new expression of interest. Also on February 1, 2010, a follow-on stockholder class action complaint was filed in the Superior Court in connection with the announcement of the proposed Thoma Bravo merger.

On February 4, 2010, Parent’s Board of Directors met to discuss continuing the negotiations with the Company and the engagement of Morgan Stanley as its financial advisor for the transaction, as well as a possible funding source. Parent’s Board of Directors unanimously agreed to continue to pursue negotiations with the Company and to retain Morgan Stanley.

Thereafter, on February 5, 2010, Parent submitted to the Company a revised offer to acquire all of the outstanding shares of common stock of the Company for $6.00 per share, with consideration to be paid all in cash. Parent also submitted a revised definitive merger agreement, reflecting the changes that it believed would be appropriate to the Prior Parent Agreement to reflect the terms and conditions of the revised Parent offer. The offer letter indicated that the closing of the Parent transaction would not be subject to a financing condition and would not require Parent stockholder approval. Parent also committed to commence, promptly after execution of a definitive merger agreement between the Company and Parent, a cash tender offer for all outstanding shares of the Company’s common stock at $6.00 cash per share. The revised Parent offer letter indicated that Parent would fund the transaction through financing provided with the assistance of Morgan Stanley & Co. The revised Parent offer letter was accompanied by a letter from Morgan Stanley & Co., Incorporated stating that Morgan Stanley was “highly confident” that it could obtain financing to fund the offer consideration. The revised Parent offer letter also noted that, after Morgan Stanley and Parent had completed their due diligence review, and prior to the execution of a definitive merger agreement between Parent and the Company, Morgan Stanley, subject to approval from its credit commitment committee, and the mezzanine investors, would provide firm commitments for their proposed financing. Parent’s revised offer letter suggested that a definitive agreement reflecting the current Parent proposal and the steps necessary to finalize its financing commitments could be completed within two weeks.

From February 6-8, 2010, representatives and financial advisors of, and counsel to, Parent and the Company engaged in extensive discussions and communications designed to clarify and detail Parent’s revised offer and to permit Parent and Morgan Stanley to review due diligence materials that had been previously made available to Thoma Bravo.

On February 8, 2010, the Company sent Parent a letter summarizing the Company’s Board’s concerns regarding Parent’s revised offer and indicating ways that the offer could be improved to constitute a Superior Proposal under the Prior Merger Agreement. The Company requested that Parent provide the forms of debt commitment letters that would be executed and delivered by Morgan Stanley and Merrick RIS and also requested access to confidential information of Parent for the Company’s diligence purposes. The Company agreed to provide Morgan Stanley with access to the Company’s data room to perform its due diligence review in order to submit this transaction for approval by Morgan Stanley’s credit committee.

Later on February 8, 2010, Parent’s response to the Company’s letter of February 8, 2010, was sent, and it rejected the changes the Company’s Board sought to Parent’s revised proposal. Parent further explained the terms of its revised proposal and financing plans. The letter also noted that Merrick RIS had also committed to purchase $35 million of mezzanine securities and provided details with respect to Merrick RIS’ source of funding for such purchases. Parent also renewed its request for access to information and the Company’s management for Parent’s due diligence purposes.

During this time, representatives of Parent and the Company engaged in numerous discussions regarding Parent’s latest revised offer letter. Also during this time, counsel to each party began preliminary negotiations of the proposed merger agreement and related documents.

On February 9, 2010, the Company sent a response to Parent’s February 8, 2010 letter, which continued to seek changes to Parent’s revised offer letter, which changes the Company’s Board believed were necessary to make Parent’s revised offer a Superior Proposal. Parent disagreed with the substance of the Company’s response, but continued to work to complete its due diligence review and clarify its revised offer.

On February 10, 2010, the Company’s Board invited representatives of Morgan Stanley to make a presentation explaining the proposed financing plan to support the Parent offer. Several representatives of Morgan Stanley participated in a conference call with the Company’s Board and explained in detail Parent’s financing plan. The Company’s Board and the Company’s advisors asked the Morgan Stanley representatives various questions about the terms, conditions, feasibility and timing of the proposed financing.

On February 11, 2010, representatives from Parent and Morgan Stanley and their counsel met with certain officers of the Company and representatives of Raymond James for approximately six hours as part of their due diligence review.

On February 12, 2010, the Company, through its representatives, made the following counter proposal to Parent:

•	increase the purchase price to $6.35 per share;

•	provide the Company a reverse break-up fee of $37 million, to be held in escrow;

•	provide for Parent to pay the $8.6 million break-up fee to Thoma Bravo and $1.0 million to the Company for expenses; and

•	eliminate the marketing period requirement for the bridge financing.

On February 12, 2010, the Company appeared before the Superior Court for a hearing on the plaintiffs’ motion for a preliminary injunction seeking to postpone the special meeting of stockholders scheduled for February 19, 2010. Also on February 12, 2010, the Superior Court entered an order consolidating the two purported stockholder class actions.

From February 12-14, 2010, representatives and financial advisors of, and counsel to, Parent and the Company engaged in extensive discussions and communications designed to clarify and detail Parent’s revised offer and the Company’s counter proposal. Parent understands that on February 15, 2010, the Company’s Board authorized Raymond James to contact Thoma Bravo to seek a price increase, and that, on February 15, 2010, Thoma Bravo declined to increase its proposed price.

On February 15, 2010, in response to the Company’s counter proposal, Parent submitted a revised offer increasing its proposed price to $6.05 per share in cash. Parent also offered to place $25 million in cash in escrow, as a good faith deposit on the $37 million mezzanine financing commitment. In addition, the revised offer indicated that Parent would pay the $8.6 million break fee to Thoma Bravo and $1.0 million of expense reimbursement to the Company. The expression of interest also indicated that Parent would pay a reverse break-up fee of $10 million, if the proposed transaction failed to close due to a material breach of the merger agreement by Parent.

On February 16, 2010, the Company advised Parent of its determination that the expression of interest was not a Superior Proposal.

Later, on February 16, 2010, Parent sent a letter to the Company expressing its disagreement with the determination of the Company’s Board. Parent requested that its revised offer be disclosed to the Company’s stockholders immediately, and that the Company authorize Parent to make such disclosure itself and release Parent from its standstill obligations.

Also on February 16, 2010, Parent filed papers in the Superior Court to intervene as a plaintiff in the pending litigation against the Company related to the Thoma Bravo transaction. In its submissions to the Superior Court, Parent provided background information regarding its revised proposal and its negotiations with the Company.

During this time, representatives of Parent and the Company engaged in numerous discussions regarding Parent’s latest revised offer letter and the pending stockholder litigation.

On February 17, 2010, the Company responded to Parent’s letter of the previous day, declining to release Parent from its contractual obligations. The Company indicated that it was not required to disclose publicly Parent’s proposals to date because the Company viewed them as contingent expressions of interest.

The parties appeared in Superior Court on February 17, 2010. The Superior Court granted Parent’s motion to intervene in the litigation. In response to representations by the Company’s counsel that Parent’s most recent revised offer was being reviewed by the Company’s Board, the Superior Court gave the Company 24 hours to negotiate with Parent and report back whether the Company’s Board had determined that Parent’s revised offer was a Superior Proposal.

Also on February 17, 2010, the Company was advised by Morgan Stanley that its credit committee had approved its commitment to lend $200 million to Parent subject to certain conditions. That same day, the Company also received signed commitment letters for Parent’s $40 million of mezzanine financing and a signed Morgan Stanley commitment letter with certain material terms bracketed and remaining subject to Morgan Stanley’s diligence. During the evening of February 17, 2010, counsel for the parties negotiated the terms of the proposed merger agreement.

Parent understands that, on the morning of February 18, 2010, the Company’s Board met to discuss the terms of the proposed Parent merger agreement. The board directed Raymond James and the Company’s management to continue discussions with Parent and to encourage Parent to improve its revised offer. Parent understands that the Company’s Board reconvened during the afternoon of February 18, 2010 and determined that Parent’s revised offer was not a Superior Proposal and communicated this in writing to the Superior Court.

On February 18, 2010, the Superior Court ordered that the special meeting of the Company’s stockholders scheduled for February 19, 2010 be adjourned pending a full hearing on the merits of the plaintiffs’ allegations concerning the adequacy of the Company’s disclosures in its proxy statement relating to the Thoma Bravo merger.

On February 19, 2010, the Company’s stockholder meeting was convened and adjourned to March 4, 2010.

On February 19 and 20, 2010, the Company’s continued negotiations with Parent, focusing on the ability of the Company to access escrowed funds to secure the reverse termination fee, the terms and conditions under which Parent and the Company would pay termination fees to one another and the responsibility for the Thoma Bravo termination fee.

On the morning of February 21, 2010, the Company received a revised offer from Parent. In that letter, Parent indicated that it would not negotiate its offer any further, and stated that Parent “will maintain this offer until it is rejected by [the Company’s] stockholders or topped on price by a competing bid.” This revised offer was accompanied by numerous supporting documents including a signed Morgan Stanley commitment letter that eliminated the diligence condition and contained final terms of the proposed bridge financing plan.

Parent understands that, on February 21, 2010, the Company’s Board unanimously determined that Parent’s revised offer was not a Superior Proposal.

On February 22, 2010, the Company filed amended proxy materials related to the Thoma Bravo transaction and confirming the Company’s Board’s continuing support for that transaction. Such materials publicly disclosed, for the first time, the existence of the revised offer of the Parent to acquire the Company for $6.05 per share in cash. Parent also issued a press release regarding its revised offer.

From February 22-24, 2010, the Company continued negotiations with Parent focused on the escrow of funds by Parent to secure the payment of the reverse termination fee, the amount of the reverse termination fee and the terms and conditions related to termination fees to be paid under certain circumstances. In addition, the Company and Parent each issued additional separate press releases to clarify their respective positions regarding Parent’s pending offer.

The Parent’s Board of Directors met on February 23, 2010, to discuss additional details regarding the acquisition of the Company and, during that meeting, agreed that Parent’s revised offer to the Company could provide for a $30 million reverse termination fee to be paid to the Company should Parent breach its obligations under the proposed merger agreement.

Parent understands that, on February 24 and 25, 2010, the Company’s Board considered Parent’s revised offer and directed the Company’s representatives to continue negotiations with Parent.

On February 25, 2010, Parent’s Board of Directors met with Parent’s senior management and its financial advisors and outside counsel to consider status of the proposed acquisition of the Company. Parent’s senior management reported that it appeared likely that the Company’s Board would conclude that the Parent offer was superior to the pending Thoma Bravo transaction. Based, in part, on the advice received from Parent’s financial advisor and outside counsel, Parent’s Board of Directors unanimously authorized Parent’s senior management to finalize the definitive agreement with the Company on terms substantially in accordance with the terms then under discussion.

On February 26, 2010, the audit committee of Parent’s Board of Directors met to review the terms and conditions of certain aspects of Parent’s proposed acquisition of the Company. The audit committee authorized senior management to complete the arrangements with respect to such aspects of the proposed transaction substantially in accordance with the terms then under discussion, subject to final approval by the audit committee when such terms are finalized.

On February 26 and 27, 2010, the Company continued negotiations with Parent and conducted a due diligence review of Parent.

Parent understands that, on February 28, 2010, the Company’s Board unanimously determined that Parent’s revised offer, with certain proposed modifications, would constitute a Superior Proposal under the Prior Merger Agreement. The Company’s representatives were asked to seek Parent’s agreement (i) to assume additional liability if it were to breach its obligations under a definitive merger agreement with the Company, (ii) to support a retention bonus program for certain non-executive Company employees, and (iii) to agree that the portion of the Thoma Bravo break-up fee reimbursed by Parent would not be returned to Parent if the transaction failed to close because a single person or affiliated group were to acquire 15% of the Company’s shares outstanding. The Company’s Board then directed the Company’s representatives to continue discussions with Parent.

On February 28, 2010, Parent’s Board of Directors met with Parent’s senior management and its financial advisors and outside counsel to consider status of the proposed acquisition of the Company. Parent’s senior management reported that an agreement with the Company’s Board on a definitive acquisition agreement was nearly complete and that it appeared that the Company’s Board was prepared to determine that the Parent’s offer was superior to the pending Thoma Bravo transaction. Based, in part, on the advice received from Parent’s financial advisor and outside counsel, Parent’s Board of Directors unanimously authorized Parent’s senior management to finalize the definitive agreement with the Company and to execute and deliver the final agreements on terms substantially in accordance with the terms then under discussion.

On the evening of February 28, 2010, the parties reached an agreement on the updated versions of the proposed merger agreement and associated documents. Parent then submitted an executed binding offer letter and an executed Merger Agreement to the Company.

Parent understands that, on the morning of March 1, 2010, the Company’s Board unanimously determined that Parent’s binding offer letter and executed Merger Agreement constituted a Superior Proposal under the Prior Merger Agreement. The Company’s Board then determined that, if Thoma Bravo refused to amend the Prior Merger Agreement such that the Parent proposal would no longer be a Superior Proposal, the Company would terminate the Prior Merger Agreement and enter into a definitive merger agreement with Parent. The Company thereafter provided written notice to Thoma Bravo, pursuant to Section 5.6(e) and Section 7.1(d) of the Prior Merger Agreement, that the Company’s Board had received a written Acquisition Proposal (as that term is defined in the Prior Merger Agreement) that was not withdrawn and that the board had concluded was a Superior Proposal and, absent any revision to the terms and conditions such that the Parent’s proposal would no longer be a Superior Proposal, the Company’s Board had resolved to terminate the Prior Merger Agreement, and to include in the notice the basis for such termination as discussed at the meeting. The Company’s Board also resolved to reconvene the special meeting of stockholders on March 4, 2010 and further adjourn such meeting to March 16, 2010.

Parent understands that, from March 1-4, 2010, in accordance with the Prior Merger Agreement, the Company negotiated in good faith with Thoma Bravo regarding adjustments in the terms and conditions of the Prior Merger Agreement such that Parent’s proposal would cease to constitute a Superior Proposal under the Prior Merger Agreement.

On March 4, 2010, the Company’s stockholder meeting was convened and adjourned to March 16, 2010.

Parent understands that, on March 4, 2010, Thoma Bravo notified the Company that it would not be making a counter proposal and waived the remainder of the notice period pursuant to Section 5.6(e) of the Prior Merger Agreement.

Parent understands that, on March 5, 2010, the Company’s Board, by a unanimous vote, (1) determined that the Parent’s revised offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted, approved and authorized the execution of, the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

Parent understands that, later the same day, the Company notified Thoma Bravo of its termination of the Prior Merger Agreement and paid a termination fee of $8.6 million, half of which was paid by Parent in accordance with the terms of the Merger Agreement. The Company contemporaneously signed and delivered the Merger Agreement and its execution was announced in a joint press release.

On March 5, 2010, the Company’s representatives appeared before the Superior Court for a status conference during which the Company informed the Superior Court that the Company had terminated the Prior Merger

Agreement and entered into the Merger Agreement. In light of these developments, the Superior Court later signed and released an order dismissing the plaintiffs’ claims as moot. On March 9, 2010, Parent filed a Notice of Dismissal, without prejudice, with respect to its intervenor’s complaint. The Superior Court has scheduled a status conference for March 25, 2010 to address the handling of impounded documents and any application for attorneys’ fees that may be submitted by plaintiffs’ counsel.

Parent understands that, on March 16, 2010, the Company’s stockholder meeting was re-convened and Dr. Kahane, as chairman of the meeting, declared the proceedings to be moot, and concluded the meeting.

The Merger Agreement

Introduction

The following is a summary of certain material terms of the Merger Agreement. The following summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement attached as Annex A to this Offer to Purchase and which is incorporated herein by reference.

Stockholders of the Company are urged to read the Merger Agreement in its entirety for a more complete description of the Offer and the Merger because it is the legal document that governs the Offer and the Merger. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement will control.

The Offer

The Merger Agreement provides for the commencement of the Offer as described in “The Offer — Section 1. Terms of the Offer.”

The Additional Share Option

Under the Merger Agreement, the Company granted Parent and Merger Sub an assignable and irrevocable option (the “Additional Share Option”) to purchase from the Company a number of newly issued and treasury Shares (the “Additional Shares”) that, when added to the number of Shares owned by Parent or Merger Sub immediately following the consummation of the Offer, constitutes the additional share number (as defined below). The “additional share number” means the number of Shares that, when added to the number of Shares owned of record by Parent or Merger Sub immediately following the consummation of the Offer, constitutes one share more than 90% (after giving effect to the issuance of the Additional Shares) of the Shares as determined on a fully diluted basis. The Additional Share Option may be exercised by Parent or Merger Sub, in whole or in part, at any time after the acceptance of Shares for exchange pursuant to the Offer. The exercise price for each Share purchased under the Additional Share Option equals $6.05. Parent or Merger Sub may elect, in their discretion, to pay the aggregate purchase price payable for the Additional Shares by cash or cashier’s check or a promissory note.

The Escrow Agreement and Initial Funding Amount

Parent has placed $30 million of the funds contributed to Parent by four investors pursuant to the Equity Commitment Letters into the Escrow Account pursuant to the Escrow Agreement. The Escrow Account is directly accessible by the Company if the Parent Termination Fee is owed to the Company by Parent. As a material inducement to the Company entering into the Merger Agreement, Parent paid $4.3 million to the Company (the “Initial Funding Amount”) contemporaneously with the execution of the Merger Agreement. This Initial Funding Amount was part of the $30 million placed into the Escrow Account.

The Merger

The Merger Agreement provides for the Merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the surviving corporation, the Company will continue to exist following the Merger (the Company is sometimes referred to herein as the Surviving Corporation). Upon consummation of the Merger, the certificate of incorporation attached to the Merger Agreement as Exhibit E will be the certificate of incorporation of the Surviving Corporation and the bylaws of Merger Sub will be the bylaws of the Surviving Corporation and all references to Merger Sub will be amended to refer to the Company. In addition, upon consummation of the Merger, the directors of Merger Sub will be the initial directors of the Surviving Corporation and the officers of Merger Sub will be the initial officers of the Surviving Corporation. All Surviving Corporation officers will hold their positions until their successors are duly elected.

The Company, Parent and Merger Sub may terminate the Merger Agreement in the circumstances described in “— Termination of the Merger Agreement.”

Consummation of the Merger

The Merger will be effective at the time the articles of Merger are filed with the Secretary of State of the State of Delaware (or such later time as the parties hereto agree). Parent and Merger Sub expect to complete the Merger as promptly as practicable after the completion of the Offer.

Unless otherwise agreed by the parties to the Merger Agreement, the parties are required to close the Merger no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions described under “— Conditions to the Merger.”

Merger Consideration

Stockholders of the Company who tender Shares in the Offer will be entitled to receive $6.05 per share in cash, without any interest and less any applicable withholding taxes. The per-share consideration to be paid in the Merger will be the same as the consideration paid in the Offer for each Share. See “The Offer — Section 10. Source and Amount of Funds” for a description of how Parent intends to finance the Offer and the Merger.

Treatment of Stock Options

As of March 16, 2010, there were approximately 3,868,925 Shares reserved for issuance upon the exercise of outstanding stock options granted under the Company’s equity incentive plans to current executive officers and directors of the Company and 3,263,493 Shares reserved for issuance upon the exercise of outstanding stock options granted under the Company’s equity incentive plans to other persons. Except as directed by the Company in consultation with Purchaser, upon the consummation of the Merger, each then outstanding Company option which has not been exercised prior to the consummation of the Merger in accordance with the procedures described below, whether vested or unvested, shall be cancelled without consideration in accordance with the terms of the applicable stock option plan of the Company. Most outstanding stock options are already vested, and the Company’s 2006 Stock Incentive Plan under which most of the unvested options were granted, does not provide for automatic vesting of unvested options in connection with the Offer or the Merger. Option agreements to certain employees provide for either full or partial acceleration in connection with the closing of the Offer or the consummation of the Merger. In addition, the Company’s Board has determined to accelerate the vesting of 50% of the remaining unvested options under the Company’s 2006 Stock Incentive Plan, other than options by which their terms expressly do not accelerate, immediately prior to the consummation of the Merger. Between now and the consummation of the Merger an option holder may exercise his or her stock options in accordance with the applicable stock option plan of the Company and the agreement pursuant to which such options were granted. If an option holder does exercise, he or she will become a stockholder of the Company and may participate in the Offer. In addition, shortly before the consummation of the Merger each option holder will be notified of the final date to exercise his or her stock options that will vest in connection with the Offer or the Merger. The Shares to be issued upon the exercise of stock options during this final exercise period will be converted into the right to receive the merger consideration or purchased by the Company for $6.05 per Share, less applicable taxes required to be withheld with respect to these payments. Options for approximately 5,646 Shares have exercise prices above $6.05 per share and if not exercised prior to the Merger, will be cancelled upon the consummation of the Merger. In addition, approximately 469,258 unvested options will be cancelled upon the consummation of the Merger, giving effect to vesting that will occur through April 19, 2009.

Pursuant to the terms under which stock options were granted to the Company’s directors, all such options not vested prior to the consummation of the Merger will be accelerated and become fully vested at the consummation of the Merger. An aggregate of approximately 13,750 options will be accelerated, having a total value of $47,638.

Treatment of Restricted Stock

As of March 16, 2010, there were approximately 60,690 shares of restricted common stock granted under the Company’s equity incentive plans to the Company’s current directors. Upon the consummation of the Merger, all restrictions and repurchase rights on each share of the Company’s restricted common stock that is outstanding immediately prior thereto shall lapse and each share of restricted common stock shall be converted automatically into the right to receive $6.05 in cash, without interest and less any applicable withholding tax.

The aggregate value of all outstanding shares of restricted common stock that will be acquired from the Company’s directors in connection with the Merger will be approximately $367,175. The Company’s executive officers do not hold any shares of restricted common stock.

Payment for the Shares of the Company’s Common Stock

Parent will designate a paying agent reasonably satisfactory to the Company to make payment of the merger consideration as described above. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

On the date of commencement of the Offer, Parent and Merger Sub will cause the paying agent to send each holder of record a letter of transmittal and written instructions advising the stockholders how to surrender their certificates and uncertificated shares in exchange for an amount in cash equal to the product obtained by multiplying the aggregate number of Shares represented by such holder’s certificate(s) or the uncertificated shares, as the case may be, and $6.05 (less any applicable withholding taxes payable in respect thereof). The paying agent will pay such holder the merger consideration after such holder has surrendered his/her/its certificates for cancellation to the paying agent together with the letter of transmittal duly completed and validly executed, or upon receipt of an “agent’s message” by the paying agent in the case of a book-entry transfer or uncertificated shares. Interest will not be paid or accrue in respect of the merger consideration. STOCKHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL.

If any portion of the cash deposited with the paying agent remains undistributed within twelve (12) months following the consummation of the Merger, this undistributed cash will be delivered to the Surviving Corporation upon demand, subject to any applicable unclaimed property laws. Any holders of Shares that were outstanding immediately prior to the completion of the Merger who have not previously exchanged such Shares for the merger consideration will only be entitled to request payment of the merger consideration from the Surviving Corporation, subject to abandoned property, escheat or other similar laws.

If any stockholder wants the paying agent to pay some or all of such holder’s portion of the merger consideration to another person, as the registered owner of a stock certificate or of uncertificated shares, such holder must have his/her/its certificate(s) properly endorsed or otherwise in proper form for transfer, and must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

In the event that any stockholder has lost his/her/its certificate(s), or if it has been stolen or destroyed, the paying agent will only issue to such holder the portion of the merger consideration in exchange for such lost, stolen or destroyed certificate(s) upon the making of an affidavit of that fact. Parent may, in its sole discretion and as a condition precedent to the payment of such holder’s portion of the merger consideration, require that such holder deliver a bond in an amount that directs as indemnity against any claim that may be made against Parent, the Surviving Corporation or the paying agent with respect of the lost, stolen or destroyed certificate.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company. The assertions embodied in those representations and warranties were made as of specific dates, solely for purposes of the Merger Agreement and solely for the benefit of the parties thereto and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or a “Company Material Adverse Effect” (defined below) different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. In addition, factual disclosures about the Company contained in this proxy statement or in the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company contained in the Merger Agreement.

In the Merger Agreement, the Company, Parent and Merger Sub each made representations and warranties relating to, among other things:

•	corporate organization, existence and good standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the Merger Agreement (including, without limitation, the Additional Share Option);

•	the absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

•	litigation;

•	required regulatory filings and consents and approvals of governmental entities;

•	brokers’ fees; and

•	information supplied for inclusion in this Offer to Purchase.

In the Merger Agreement, Parent and Merger Sub also each made representations and warranties relating to:

•	the availability of the funds necessary to perform their respective obligations under the Merger Agreement;

•	the absence of any arrangements between Parent, Merger Sub or any of their respective affiliates and any director or officer of the Company;

•	the absence of litigation or legal orders that would prevent or materially delay the Merger;

•	the Guarantee of certain obligations of Parent and Merger Sub by Merrick RIS;

•	the solvency of Merger Sub; and

•	the formation and activities of Merger Sub.

The Company also made representations and warranties relating to:

•	the approval and recommendation of the Company’s Board;

•	the fairness opinion from Raymond James;

•	the Rights Plan and state “anti-takeover” statutes;

•	capital structure;

•	subsidiaries;

•	documents filed with the SEC;

•	financial statements;

•	undisclosed liabilities;

•	equal treatment of security holders of the Company pursuant to amended Rule 14d-10(c);

•	the absence of certain changes or events since September 30, 2009;

•	termination of the Prior Merger Agreement;

•	material contracts;

•	title to personal and real properties;

•	intellectual property matters;

•	tax matters;

•	compliance with the Employee Retirement Income Securities Act of 1974, as amended, and other employee benefit matters;

•	labor matters;

•	environmental matters;

•	permits;

•	compliance with laws;

•	absence of litigation or legal orders threatened against the Company;

•	insurance;

•	related party transactions; and

•	product warranty matters.

Many of the Company’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “Company Material Adverse Effect” is defined to mean any effect change, event, occurrence, circumstance or development (each, an “Effect”) that is or would reasonably be expected to become materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than:

•	changes in the Company’s Common Stock price or trading volume, in and of itself;

•	any failure by the Company to meet published revenue or earnings projections, in and of itself;

•	changes affecting any of the industries in which the Company operates generally or the United States economy generally (which changes in each case do not disproportionately affect the Company);

•	changes affecting general worldwide economic or capital market conditions;

•	changes in political conditions in the United States or any other country or region in the world; acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world;

•	the announcement of the Merger Agreement or the Prior Merger Agreement or the pendency or consummation of the transactions contemplated hereby;

•	compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•	any actions taken, or failure to take action, in each case, to which Parent has in writing expressly approved, consented to or requested;

•	changes in law, regulation or other legal or regulatory conditions (or the interpretation thereof) (to the extent such changes do not disproportionately affect the Company relative to other companies in its industry);

•	changes in GAAP or other accounting standards (or the interpretation thereof);

•	any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of the Merger or the Offer or in connection with any other transactions contemplated by the Merger Agreement or the Prior Merger Agreement; or

•	certain other matters expressly communicated to Parent.

Conduct of Business Prior to Closing

The Company has agreed in the Merger Agreement that, until the consummation of the Merger, and unless the Merger Agreement is terminated pursuant to the termination provisions described hereinafter, the Company shall and shall cause each of its subsidiaries to:

•	maintain its existence in good standing under applicable law;

•	conduct its business and operations only in the ordinary and usual course of business and in a manner consistent with prior practice (subject to certain restrictions and exceptions otherwise set forth in the Merger Agreement); and

•	use commercially reasonable efforts to preserve intact its assets, properties, contracts or other legally binding understandings, licenses and business organizations; keep available the services of its current officers and key employees; and preserve the current relationships with those persons with which the Company or its subsidiaries have business relationships.

The Company has also agreed that, until the consummation of the Merger, except as expressly contemplated by the Merger Agreement or approved by Parent (which approval will not be unreasonably withheld, delayed or conditioned), the Company and its subsidiaries will not:

•	declare, set aside, establish a record date for, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

•	adjust, split, combine or reclassify any of its capital stock or that of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or that of its subsidiaries;

•	repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its or its subsidiaries’ capital stock or any rights to acquire Shares or rights to acquire its subsidiaries’ capital stock (except pursuant to restricted stock award agreements outstanding as of the date of the Merger Agreement);

•	issue, deliver or sell, pledge or encumber any shares of its or its subsidiaries’ capital stock, or any rights to acquire the Company’s Common Stock;

•	take any action that would reasonably be expected to or does result in any of the conditions to consummation of the Merger not being satisfied or that would impair the ability of the Company to consummate the Merger in accordance with the terms of the Merger Agreement;

•	amend the Company’s Articles of Incorporation or Bylaws or equivalent organizational documents of the Company’s subsidiaries;

•	incur, create, assume or otherwise become liable for any indebtedness or assume, guaranty, endorse or otherwise become liable or responsible for the indebtedness of any other person;

•	make any loans, advances or capital contributions to or investments in any other person;

•	merge or consolidate with any other entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization or otherwise permit its corporate existence to be suspended, lapsed or revoked;

•	change its tax accounting methods, principles or practices, except as required by GAAP or applicable laws;

•	alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former employees, directors or affiliates of the Company, other than alterations or amendments:

–	made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company;

–	required under applicable Laws; or

–	as otherwise expressly contemplated by the Merger Agreement;

•	hire any new employees other than non-officer employees in the ordinary course of business consistent with past practice;

•	sell, license, mortgage, transfer, lease, pledge or otherwise subject to any encumbrance (including by merger, consolidation, or sale of stock or assets) or otherwise dispose of any entity, business, rights, material properties or assets (including stock or other ownership interests of its subsidiaries), other than in the ordinary course of business consistent with prior practice;

•	acquire any material business, assets or securities;

•	make any tax election not consistent with prior practice or settle or compromise any income tax liability or fail to file any material tax return when due or fail to cause such tax returns when filed to be complete and accurate in all material respects or file any material amended tax return;

•	incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $250,000, except in the ordinary course of business consistent with past practices or delay any capital expenditures;

•	pay, discharge, settle, cancel, incur or satisfy any liabilities, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business, consistent with past practice, as required by any applicable law, as accrued for in the Company’s financial statements or as required by the terms of any contract of the Company, as in effect on the date of the Merger Agreement;

•	waive, release, grant or transfer any right of material value, other than in the ordinary course of business, consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

•	enter into, modify, amend or terminate:

–	any contract which if so entered into, modified, amended or terminated could be reasonably likely to:

>	have a Company Material Adverse Effect;

>	impair in any material respect the ability of the Company to perform its obligations under the Merger Agreement; or

>	prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement;

–	except in the ordinary course of business, any material contract;

•	terminate any officer or key employee of the Company or any of its subsidiaries other than for good reason or for reasonable cause except as determined by the Company’s Chief Executive Officer in consultation with Parent;

•	maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

•	except as required by GAAP, revalue any of its material assets or make any changes in accounting methods, principles or practices;

•	enter into any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

•	engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404;

•	compromise, release, waive or settle any action directly relating to or affecting the Company’s intellectual property, having a value or in an amount in excess of $250,000, or that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any Company subsidiary relating to the transactions contemplated by the Merger Agreement;

•	effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its subsidiaries;

•	grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business;

•	abandon or allow to lapse or expire any registration or application for material Company intellectual property;

•	enter into any new line of business outside of its existing business segments;

•	communicate with employees of the Company or any Company subsidiary regarding the compensation, benefits or other treatment that they will receive in connection with the Offer or the Merger, unless any such communications are consistent with prior directives or documentation provided to the Company by Parent; or

•	except as otherwise contemplated by the Merger Agreement, agree to take or enter into any letter of intent or similar agreement or arrangement with respect to any of the foregoing.

Required Action and Forbearance

Upon the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its reasonable best efforts take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable under applicable law to consummate the Offer and the Merger in the most expeditious manner practicable.

In the event that any state anti-takeover or other similar law is or becomes applicable to any of the transactions contemplated by the Merger Agreement, the parties have agreed to use their respective commercially reasonable efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Offer and the Merger.

Cooperation to Obtain Financing

The Company has agreed to use reasonable efforts to cooperate, and to cause its subsidiaries and representatives to cooperate, with Parent and representatives of Parent in connection with obtaining financing, including, without limitation, participating in the preparation of any pro forma financial statements, the preparation of rating agencies presentations, the preparation of any comfort letters and offering memoranda and registration statements, and, at Parent’s request and expense, marketing efforts in connection with the financing, in order to consummate the transactions contemplated by the Merger Agreement.

Cooperation Regarding Board of Directors

Promptly upon the acceptance for payment of, and payment by Merger Sub for, shares of the Company’s Common Stock pursuant to the Offer, the Company, Parent and Merger Sub have agreed to use best efforts to provide for Merger Sub to designate a certain number of members of the Company’s Board, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, and subject to the listing requirements of The Nasdaq Global Market.

Cooperation Regarding the Rights Plan

The Company has agreed to take all action requested in writing by Parent in order to render the rights to purchase Series B Junior Preferred Stock (each, a “Right”) provided under that certain Rights Agreement, dated

December 5, 2002, by and between the Company (f/k/a VitalWorks, Inc.) and StockTrans, Inc., as rights agent (the “Rights Plan”), inapplicable to the Offer, the Merger and the Merger Agreement. In the event that these rights are triggered by the Offer, the Merger and/or the Merger Agreement, the Company and Parent shall make adjustments to the offer price of $6.05 net per Share in cash, without interest, and the merger consideration as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent reasonably expected on the date of the Merger Agreement.

Conditions to the Merger

Conditions to Each Party’s Obligations.  Each party’s obligation to complete the Merger is subject to the satisfaction or waiver prior to the consummation of the Merger of the following conditions:

•	if the Merger cannot be consummated pursuant to Section 253 of the DGCL, the Merger must have been approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s Common Stock;

•	any applicable waiting period (and any extension of the waiting period, if any) under the HSR Act shall have expired or been terminated; and

•	no governmental entity of competent jurisdiction shall have enacted a law that would render the Merger illegal in the United States or any State thereof or formally issued an injunction is in effect and would prohibit the Merger in the United States or any State thereof.

Conditions to Parent’s and Merger Sub’s Obligations.  The obligation of Parent and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the additional condition that Merger Sub shall have accepted the Shares validly tendered and not withdrawn pursuant to the Offer.

Solicitations of Other Offers and Restrictions on Solicitations of Other Offers

Except as expressly permitted by the Merger Agreement and described below, the Company, its representatives and its subsidiaries and their representatives shall, from the date of the Merger Agreement to the completion of the Merger, not:

•	initiate, solicit, propose, encourage (including by providing information) or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an acquisition proposal;

•	engage in or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its subsidiaries to any person relating to any acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal, or provide any information or data concerning the Company or any of its subsidiaries to any person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the person receiving the confidential information could use such information for purposes of evaluating or developing an acquisition proposal;

•	grant any waiver, amendment or release under any agreement or takeover statute;

•	approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an acquisition proposal;

•	or any proposal or offer that could reasonably be expected to lead to an acquisition proposal, or that contradicts the Merger Agreement or requires the Company to abandon the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

The Company will, and will cause its representatives to, promptly cease and cause to be terminated, any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any acquisition proposal, and will promptly request the return of all confidential information provided by or on behalf of the Company to any and all persons (including Project Alta Merger Corp., Project Alta Holdings Corp., their sponsors and any of their affiliates or representatives) who have had such discussions or negotiations or who have entered into confidentiality agreements with the Company pertaining to an acquisition proposal or similar transaction.

Notwithstanding anything to the contrary contained in the Merger Agreement, prior to, but not after, the date upon which Merger Sub accepts for payment and pays for all of the Shares validly tendered and not withdrawn (the “Acceptance Date”), the Company may:

•	provide information in response to a request therefor to a person who has made an unsolicited written acquisition proposal after the date of the Merger Agreement if and only if, prior to providing such information, the Company has received from the person so requesting such information an acceptable confidentiality agreement, provided that the Company shall promptly make available to Parent any material information concerning the Company or its subsidiaries that is provided to any person making such acquisition proposal; or

•	engage or participate in any discussions or negotiations with any person who has made such an unsolicited written acquisition proposal; provided, that prior to taking any of the actions described above:

•	the Company’s Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would violate the directors’ fiduciary duties under applicable laws, and

•	the Company’s Board shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such acquisition proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

Prior to engaging in substantive discussions or negotiations with a third party submitting an unsolicited written acquisition proposal, the Company shall make a determination that, to the best of its knowledge:

•	such third party is reasonably likely to have adequate sources of financing or adequate funds to consummate such acquisition proposal, and

•	such third party has stated in writing that it will not propose obtaining financing as a condition to its obligation to consummate such acquisition proposal.

Except as expressly provided in the Merger Agreement, at any time after the date of the Merger Agreement, no member of the Company’s Board nor of any committee thereof shall:

•	withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company’s recommendation with respect to the Offer or the Merger;

•	adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an acquisition proposal;

•	fail to publicly reaffirm the Company’s recommendation with respect to the Merger within ten (10) business days after Parent so requests in writing, or at a time when an acquisition proposal has been made and not withdrawn;

•	fail to recommend against any acquisition proposal pursuant to Regulation 14D under the Exchange Act within twenty (20) business days after the commencement of such acquisition proposal;

•	fail to include the Company’s recommendation with respect to the Merger in the Schedule 14D-9 related to the Offer and its proxy statement (the taking of any of the preceding actions is referred to as a “Company Adverse Recommendation Change”); or

•	cause or permit the Company or any of its subsidiaries to enter into any acquisition agreement relating to any acquisition proposal.

Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to consummation of the Merger, (i) the Company Board (or any committee thereof) may effect a Company Adverse Recommendation Change if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to violate the directors’ fiduciary duties under applicable laws, and (ii) at any time prior to the Acceptance Date, if the Company has received a written acquisition proposal from any Person that is not withdrawn and that the Company’s Board concludes constitutes a Superior Proposal, the Company’s Board may authorize the Company to terminate the Merger Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal, provided, however, that the Company may take the action provided for in this clause (ii), if and only if:

•	the Company shall have complied with its relevant obligations in the Merger Agreement;

•	the Company shall have provided prior written notice to Parent at least five (5) business days in advance (“the Notice Period”), to the effect that the Company’s Board has received a written acquisition proposal, concluded that such proposal constitutes a Superior Proposal and, absent any revision to the terms and conditions of the Merger Agreement, resolved to terminate the Merger Agreement pursuant to its terms; and

•	prior to effecting such termination, the Company shall, and shall cause their financial and legal advisors to, during the Notice Period, negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that such acquisition proposal would cease to constitute a Superior Proposal; provided, that in the event of any material revisions to the acquisition proposal that the Company’s Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of the Merger Agreement with respect to such new written notice.

Nothing contained in the Merger Agreement shall be deemed to prohibit the Company or the Company’s Board from complying with its disclosure obligations under U.S. federal or state law with regard to an acquisition proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders) or making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act. Notwithstanding anything to the contrary, the Company and the Company’s Board may not take, agree or resolve to take any action that would result in the common stockholders of the Company no longer being capable under the DGCL of validly adopting the Merger Agreement.

The Company agrees that it will promptly (and, in any event, within two (2) days) notify Parent if any proposals or offers with respect to an acquisition proposal (including any material amendments thereto) are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its representatives.

If any of the Company’s representatives takes any action which, if taken by the Company, would constitute a breach of the above described non-solicitation terms, then the Company shall be deemed to be in breach of such non-solicitation terms.

As used above, “Superior Proposal” shall mean a written acquisition proposal, not solicited in material violation of the terms of the Merger Agreement, which the Company’s Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel:

•	is for a price per share higher than the merger consideration provided in the Merger Agreement; and

•	would result in a transaction more favorable to the stockholders of the Company after taking into account all relevant factors including the form of the consideration, capital commitments (if any), timing of the proposed transaction, and risks of non-consummation.

Termination of the Merger Agreement

The Merger Agreement may be terminated under specified circumstances, including, without limitation, the following circumstances and subject to certain exceptions:

•	by the mutual agreement of the Company and Parent;

•	by either the Company or Parent if:

–	any governmental entity has enacted a law that is in effect at the time of termination that makes the Merger or the Offer illegal in the United States or any State thereof, or issued an order or injunction permanently prohibiting the Merger or the Offer in the United States or any State thereof; or

–	the Acceptance Date shall not have occurred on or prior to August 2, 2010 (the “Outside Termination Date”), provided, however, that the Outside Termination Date automatically be extended to October 1, 2010 if as of the Outside Termination Date any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall not have expired or been terminated.

•	by the Company if:

–	prior to the Acceptance Date, the Company terminates the Merger Agreement in order to enter into an acquisition agreement for a Superior Proposal and the Company pays the applicable termination fee;

–	prior to the Acceptance Date, Parent or Merger Sub shall have breached of any representation or warranty contained in the Merger Agreement, or any such representation and warranty shall have become untrue and incapable of being cured prior to the Acceptance Date, or any breach of any covenant or agreement contained in the Merger Agreement of Parent or Merger Sub, and as a result, Parent and/or Merger Sub will not, or will not be able to, complete the Offer prior to the Outside Termination Date;

–	prior to the Acceptance Date, there shall have occurred a Parent Material Adverse Effect, which is not curable or, if curable, shall not have been remedied in all other instances within thirty (30) days after receipt by Parent of notice in writing from the Company, specifying the nature of such Parent Material Adverse Effect and requesting that it be remedied or the Company shall not have received reasonable assurance of a cure of such breach within such thirty (30) day period; or

–	Parent and/or Merger Sub shall have failed to commence the Offer within ten (10) business days of the date the Company executes the Merger Agreement, provided that the Company may not terminate the Merger Agreement if its actions or omissions have been the cause of, or resulted in, the failure of the Offer to have been commenced in the time period specified, or if the delay in the commencement of the Offer is the result of one of the conditions to the Offer set forth in clauses (a) (occurrence of a Company Adverse Recommendation Change), (b) (enactment of law which renders the Offer or the Merger illegal or issuance of an injunction prohibiting the Offer or the Merger), (c) (certain representations and warranties of the Company are not true and correct), (d) (the Company has not performed or complied in all material respects with all agreements and covenants required by the Merger Agreement), (g) (occurrence of a continuing Company Material Adverse Effect) or (h) (failure of the Company to file all required reports with the SEC) of Annex A of the Merger Agreement not being satisfied.

•	by Parent if:

–	prior to the Acceptance Date:

–	there has been a Company Adverse Recommendation Change;

–	the Company has materially breached any of its non-solicitation obligations;

–	any member of the Company’s Board shall have made a written public statement that such director opposes the Merger, or any member of the Company’s Board shall have required the inclusion in any filing made by the Company with the SEC a statement to the effect that such director opposes the Merger;

–	the Company shall have breached any representation or warranty, or any such representation or warranty shall have become untrue and incapable of being cured prior to the Acceptance Date, or any breach of any covenant or agreement of the Company, such that a condition of the Merger Agreement would not be satisfied, which breach is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such breach;

–	there shall have occurred a Company Material Adverse Effect, which Company Material Adverse Effect is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such Company Material Adverse Effect, and requesting that it be remedied or Parent shall not have received reasonable assurance of a cure of such breach within such thirty (30) day period;

–	following the Acceptance Date if any independent director of the Company’s Board shall have made a written public statement that such independent director opposes the Merger, or any independent director shall have required the inclusion in any filing made by the Company with the SEC a statement to the effect that such director opposes the Merger; or

–	as a result of the failure of any of the conditions set forth in Annex A of the Merger Agreement, the Offer shall have terminated or expired in accordance with its terms without Merger Sub having become obligated to purchase are shares of the Company’s common stock pursuant to the Offer.

Termination Fees and Expenses Payable by the Company

Company Termination Fees

Subject to certain limitations, the Company is required to pay a termination fee of an amount in cash equal to four percent (4%) of the aggregate consideration to be paid in the Offer and the Merger for all of the outstanding Shares and all of the outstanding stock options of the Company if:

•	the Company terminates the Merger Agreement in order to enter into an acquisition agreement for a Superior Proposal at any time prior to the Acceptance Date;

•	Parent terminates the Merger Agreement because:

–	the Company’s Board has withdrawn or adversely modified its approvals or recommendations of the Merger;

–	there has been a material breach by the Company of its obligations with respect to the solicitation of other offers;

–	any member of the Company’s Board shall have made a written public statement that such director opposes the Merger, or any member of the Company’s Board shall have required the inclusion in any filing made by the Company with the SEC a statement to the effect that such director opposes the Merger;

–	there has been a breach of any representation or warranty of the Company or any breach of any covenant or agreement of the Company;

–	there shall have occurred a Company Material Adverse Effect which is not curable or not cured within thirty (30) days after receipt of notice by the Company; or

–	as a result of the failure of any of the conditions set forth in clauses (a) (occurrence of a Company Adverse Recommendation Change), (c) (certain representations and warranties of the Company are not true and correct), (d) (the Company has not performed or complied in all material respects with all agreements and covenants required by the Merger Agreement), (g) (occurrence of a continuing Company Material Adverse Effect) or (i) (failure of the Company to provide evidence of the release of all liens in and to the assets of the Company) of Annex A of the Merger Agreement, the Offer shall have terminated or expired in accordance with its terms without Merger Sub having become obligated to purchase any shares of the Company’s common stock pursuant to the offer.

In the event that the Company or Parent terminates the Merger Agreement because of the existence of any of the conditions listed above and if the failure of the Acceptance Date to have occurred prior to the date of such termination is the result of (i) the failure to satisfy the Minimum Tender Condition Threshold set forth in Annex A of the Merger Agreement or (ii) the existence of any of the conditions to the Offer set forth in clauses (a) (occurrence of a Company Adverse Recommendation Change), (c) (certain representations and warranties of the Company are not true and correct), (d) (the Company has not performed or complied in all material respects with all agreements and covenants required by the Merger Agreement), (e) (the cash and cash equivalents of the Company are less than $42,000,000 (less the costs and expenses incurred or arising in connection with the Merger Agreement and the Prior Merger Agreement), (f) (failure of the Company to provide a certificate certifying that it is not a U.S. real property holding company), (g) (occurrence of a continuing Company Material Adverse Effect), (h) (failure of the Company to file all required reports with the SEC), or (i) (failure of the Company to provide evidence of the release of all liens in and to the assets of the Company) of Annex A of the Merger Agreement, then the Company shall repay to Parent the sum of $4,300,000 (the “Initial Funding Amount”).

The parties have agreed that in no event will the Company be obligated to pay the termination fee or to repay the Initial Funding Amount to Parent if such obligation arises only from events that occur after the Offer is extended by Parent when all of the conditions to the Offer have been satisfied, provided that this restriction shall not apply if the Company shall have willfully failed to perform any obligation to be performed by it under the Merger Agreement at such time of termination and the failure of such performance has resulted in the termination of the Merger Agreement, or if the failure to consummate the Offer and the Merger is due to the failure to obtain HSR Clearance.

Expenses

Except as described below or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with the Merger shall be paid by the party incurring such cost or expense.

In the event the Merger Agreement is terminated as described in “Termination Fees and Expenses Payable by the Company. Company Termination Fees,” and under circumstances in which the Company is not required to pay a termination fee or repay the Initial Funding Amount, then the Company shall pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement (including the equity financing described in “The Offer — Section 10. Sources and Amount of Funds”) in an amount not to exceed $3 million, provided that the Company shall not be obligated to pay such expenses if Parent and Merger Sub have not performed in all material respects all obligations to be performed by them under the Merger Agreement at such time of termination and the failure of such performance has resulted in the termination of the Merger Agreement.

Parent Termination Fee and Limitation of Liability under the Merger Agreement

If Parent terminates the Merger Agreement, or the Merger Agreement is terminated by the Company under the conditions described in further detail below, Parent must pay a termination fee of $25 million in cash at the direction of the Company if:

•	the Acceptance Date shall have failed to occur on or prior to the Outside Termination Date (unless the failure of the Acceptance Date to have occurred prior to the date of such termination is the result of (i) the failure to satisfy the Minimum Tender Condition, (ii) the existence of any of the conditions to the Offer set forth in Annex A of the Merger Agreement, or (iii) the failure to receive the HSR Clearance prior to the Outside Termination Date);

•	there shall have been any breach of any representation or warranty of Parent or Merger Sub or any breach of any covenant or agreement of Parent or Merger Sub and as a result Parent and/or Merger Sub will not, or will not be able to, complete the Offer prior to the Outside Termination Date;

•	there shall have occurred a Parent Material Adverse Effect which is not curable or not cured within thirty (30) days after receipt of notice by Parent; or

•	Parent and/or Merger Sub shall have failed to commence the Offer within ten (10) business days of the date the Company executes the Merger Agreement, provided that the Company may not terminate the Merger Agreement if its actions or omissions have been the cause of, or resulted in, the failure of the Offer to have been commenced in the time period specified, or if the delay in the commencement of the Offer is the result of one of the conditions to the Offer set forth in clauses (a) (occurrence of a Company Adverse Recommendation Change), (b) (enactment of law which renders the Offer or the Merger illegal or issuance of an injunction prohibiting the Offer or the Merger), (c) (certain representations and warranties of the Company are not true and correct), (d) (the Company has not performed or complied in all material respects with all agreements and covenants required by the Merger Agreement), (g) (occurrence of a continuing Company Material Adverse Effect) or (h) (failure of the Company to file all required reports with the SEC) of Annex A of the Merger Agreement not being satisfied.

In the event that the Parent Termination Fee is paid, the payment of such Parent Termination Fee (and up to an additional $24.3 million of liability, if damages incurred exceed $25.7 million) will be the sole and exclusive remedy of the Company, its subsidiaries, shareholders, affiliates, officers, directors, employees and representatives against Parent and Merger Sub for, and in no event will the party being paid any Parent Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of the Merger Agreement, (3) any liabilities or obligations arising under the Merger Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement in an aggregate amount in excess of $50,000,000 (which amount shall include the amount of any Parent Termination Fee paid), and upon payment of such amount, neither the Parent or Merger Sub will have any further liability or obligation to the Company relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Indemnification and Insurance

For a period of six years from and after the consummation of the Merger, the Surviving Corporation has agreed to indemnify, advance expenses to, and hold harmless all of the Company’s past and present officers and directors to the fullest extent permitted by law and to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the DGCL, the Company’s Certificate of Incorporation and Bylaws for acts or omissions occurring at or prior to the consummation of the Merger.

In addition, subject to certain limitations, during the period of six (6) years following the consummation of the Merger, the Company will maintain in effect its current directors’ and officers’ liability insurance (“D&O Insurance”), or the substantial equivalent thereof, in respect of acts or omissions occurring at or prior to the consummation of the Merger, covering each person covered by the D&O Insurance on the effective date of the Merger.

Continued Benefits

After the completion of the Merger and through the end of the fiscal year of the Company in which the Merger is effective, the Company shall provide to its employees benefits (other than any bonus or incentive plans, and individual employment agreements) that will, in the aggregate, be substantially similar to those provided by the Company and its subsidiaries to its employees as of the completion of the Merger.

With respect to the benefit plans in which the Company’s employees participate following the completion of the Merger (other than any bonus or incentive plans, and individual employment agreements), Parent has agreed that it shall (i) recognize all service performed for the Company prior to the completion of the Merger for eligibility and vesting purposes, (ii) waive any pre-existing condition exclusions (other than pre-existing conditions that, as of the completion of the Merger, have not been satisfied under any Company benefit plan) and (iii) provide that any deductible, coinsurance or out-of-pocket expenses incurred on or before the completion of the Merger during the plan year in which the Merger becomes effective that occurs under any applicable Company benefit plan providing health benefits will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement at any time, except that after the Company’s stockholders have approved the Merger, there shall be no amendment that by law requires further approval by the Company’s stockholders without such approval having been obtained. All amendments to the Merger Agreement must be in a writing signed by the Company, Parent and Merger Sub.

At any time before the consummation of the Merger, each of the parties to the Merger Agreement may, by written instrument and to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

•	waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Other Agreements Related to the Transaction

The Merger Agreement contemplates that Parent and certain of the Company’s executive officers and directors, consisting of Kevin C. Burns, Stephen J. DeNelsky, Joseph D. Hill, Stephen N. Kahane, M.D., Stephen J. Lifshatz, Paul Merrild, Denise Mitchell, Craig Newfield, David B. Shepherd, John J. Sviolka and Kang Wang will enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), in their capacity as stockholders of the Company. The outstanding Shares subject to the Stockholder Support Agreements will represent, as of March 16, 2010, less than 1% of the total outstanding Shares, on a fully diluted basis. Pursuant to the Stockholder Support Agreements, such executive officers and directors will agree, among other things, subject to the termination of the Stockholder Support Agreement, (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to the DGCL and against any competing transaction, (iii) to appoint Purchaser as their proxy to vote such Shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their Shares except as permitted under the Stockholder Support Agreement. The Stockholder Support Agreements will terminate upon the termination of the Merger Agreement.

See “The Offer — Section 11. Background of the Offer; the Merger Agreement — The Merger Agreement — Cooperation Regarding the Rights Plan” for a description of the amendment to the Rights Plan entered into to prevent the Offer and the Merger from triggering adverse consequences under the Rights Plan.

See “The Offer — Section 10. Sources and Amount of Funds” for a description of additional agreements entered into in connection with the Offer and the Merger.

12.	Purpose of the Offer; Plans for the Combined Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation

Purpose of the Offer

The purpose of the Offer is to enable Parent, through Merger Sub, to acquire control of the Company either through the acquisition of all of the issued and outstanding Shares, or, if fewer than all of the issued and outstanding Shares are validly tendered and not properly withdrawn prior to the Expiration Time, such lesser number of Shares as are validly tendered and not properly withdrawn, subject to the conditions of the Offer described in “The Offer — Section 14. Conditions of the Offer.” The purpose of the Merger is to enable Parent to acquire all of the issued and outstanding Shares not tendered and accepted for exchange in the Offer.

If the Merger is completed, Parent will own 100% of the equity interest in the Company, and will be entitled to all benefits resulting from those interests. These benefits include complete control of management with regard to the future conduct of the Company’s business and entitlement to any increase in the Company’s value. Similarly, Parent also will bear the risk of any losses incurred in the operation of the Company and any decrease in the Company’s value.

Stockholders of the Company who tender all of their Shares in the Offer will cease to have any equity interest in the Company, and will not participate in its earnings or any future growth. If the Merger is completed, the stockholders who have not tendered their Shares in the Offer will have only the right to receive cash consideration pursuant to the Merger Agreement, and will cease to have any equity interest in the Company, and will not participate in its earnings or any future growth. Similarly, stockholders of the Company will not bear the risk of any decrease in the value of the Shares after tendering their Shares in the Offer or having their Shares converted in the Merger.

The primary benefit of the Offer and the Merger to the stockholders of the Company is that stockholders have the opportunity to sell all of their Shares for $6.05 cash per Share, which represents a premium of approximately 38% over the last closing price of the Shares on December 23, 2009, the last trading day prior to the public announcement of the Prior Merger Agreement, which was $4.38 per Share. The offer price of $6.50 per Share in the Offer represents a 13% premium to the previously-announced offer from a newly-formed affiliate of Thoma Bravo, LLC for $5.35 per Share under the Prior Merger Agreement, which was terminated immediately prior to the Company entering into the Merger Agreement with Parent and Merger Sub.

Plans for the Combined Company

Following completion of the Offer, the Company must use its best efforts such that Merger Sub may designate such number of members of the Company’s Board as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company’s Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company’s Board (including such newly elected directors) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Merger Sub plus the number of Shares otherwise owned by Parent, Merger Sub or any other subsidiary of Parent bears to (ii) the number of Shares outstanding.

In the event that Merger Sub’s designees are appointed or elected to the Company’s Board, then until the completion of the Merger, the Company must use its best efforts to cause the Company’s Board to have at least two directors who were (i) directors on February 28, 2010 and (ii) independent directors for purposes of the continued listing requirements of the Nasdaq Global Market (the “Independent Directors”). Following the election or appointment of Merger Sub’s designees to the Company’s Board, and until the completion of the Merger, the approval of a majority of the Independent Directors will be required for the Company’s Board to take any of the following actions, to the extent that any such action relates to the Merger Agreement and the transactions contemplated by the Merger Agreement:

•	any amendment or termination of the Merger Agreement;

•	any amendment to the Certificate of Incorporation of the Company or the Bylaws of the Company (except for the Merger);

•	any extension by the Company of the time for the performance of any of the obligations of Merger Sub or Parent;

•	waiver of any of the Company’s rights under the Merger Agreement or any other action adversely affecting the rights of the stockholders of the Company (other than Parent or Merger Sub); and

•	any other consent of the Company or the Company’s Board with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith.

The Merger Agreement provides that the directors and officers of Merger Sub at the completion of the Merger will, from and after the completion of the Merger, be the initial directors and officers, respectively, of the Company, as the surviving corporation. Parent also may change the officers or directors of the Company at any time after the completion of the Merger.

Among the benefits of the Merger for the combined company are that:

•	the combination of efforts of the Parent and the Company will improve the combined company’s ability to compete in the marketplace;

•	the combined company would be a leading global pure play software company in the medical imaging industry, which will allow the combined company to leverage a single infrastructure across more revenue, increasing efficiency;

•	Parent and the Company have complementary product offerings and channels which will facilitate growth initiatives through cross-marketing initiatives; and

•	Parent and the Company have a tremendous amount of expertise to use in creating the solutions for the customers, and in turn continuing the combined company’s success in selling its products.

Except as disclosed in this Offer to Purchase, Parent does not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, sale or transfer of material amounts of assets, relocation of operations, or any material changes in the Company’s corporate structure or business.

Parent intends to continue to review the Company’s assets, corporate structure, operations, properties, policies, management and personnel and, subject to the terms of the Merger Agreement, to consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to effect such changes as it deems desirable, although, except as disclosed in this Offer to Purchase, Parent has no current plans with respect to any such matters.

Statutory Requirements; Approval of the Merger

Under Section 251 of the DGCL, the approval of the Company’s Board and, except as discussed below, the affirmative vote of the holders of a majority of the outstanding Shares are required to approve a merger and adopt a merger agreement. The Company’s Board previously has adopted, approved and declared advisable the Merger Agreement and approved the Merger. If Merger Sub accepts Shares pursuant to the Offer (after satisfaction of the Minimum Tender Condition), Merger Sub would have a sufficient number of Shares to approve and adopt the Merger Agreement without the affirmative vote of any other holder of Shares. Therefore, unless the Merger is completed in accordance with the short-form merger provisions under the DGCL described below (in which case no action by the stockholders of the Company, other than Merger Sub, will be required to complete the Merger), the only remaining corporate action of the Company to complete the Merger will be the approval and adoption of the Merger Agreement by Parent, as holder of a majority of the outstanding Shares. However, in connection with such adoption, the Company would be required to seek the approval of the approval and adoption of the Merger Agreement by each of its other remaining stockholders as well.

Possible Short-Form Merger.  Section 253 of the DGCL would permit the Merger to occur without a vote of the Company’s stockholders if Merger Sub were to acquire at least 90% of the outstanding Shares in the Offer or otherwise (including as a result of purchases by Merger Sub during any Subsequent Offering Period or upon exercise of the Additional Share Option as described in “The Offer — Section 11. Background of the Offer; the Merger Agreement”). If, however, Merger Sub does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of the Company’s stockholders is required under Delaware law, a longer period of time will be required to complete the Merger. Parent has agreed in the Merger Agreement to complete the Merger as promptly as practicable following the acceptance for exchange of the Shares pursuant to the Offer, and to complete the Merger as a short-form merger if Merger Sub obtains ownership of at least 90% of the issued and outstanding Shares in the Offer or otherwise (including as a result of purchases by Merger Sub during any Subsequent Offering Period or upon exercise of the Additional Share Option). Parent currently does not own any of the Shares other than 100 shares acquired prior to entering into the Merger Agreement.

Appraisal Rights

Stockholders of the Company will not have appraisal rights in connection with the Offer. However, under Delaware corporate law, stockholders of the Company are entitled to appraisal rights in connection with the Merger.

If the Merger is completed, holders of Shares are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that the holders comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding stockholders’ appraisal rights under the DGCL and is qualified in its entirety by reference to the text of the relevant provisions of the DGCL, which are attached to this Offer to Purchase as Annex B. Stockholders of the Company intending to exercise appraisal rights should carefully review Annex B. Failure to follow precisely any of the statutory procedures set forth in Annex B may result in a termination or waiver of these rights.

A record holder of Shares who makes the demand described below with respect to such Shares, who continuously is the record holder of such Shares through the date of completion of the Merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the approval and adoption of the Merger Agreement nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the “Delaware Court”) of the fair value of his or her Shares. All references in this summary of appraisal rights to a “stockholder” or “holders of Shares” are to the record holder or holders of Shares.

Filing a Written Demand

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include, without limitation, the following:

• In the event that any stockholder vote is necessary to complete the Merger, stockholders of the Company electing to exercise appraisal rights must not vote “for” approval and adoption of the Merger Agreement. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to approve and adopt the Merger Agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

• In the event that any stockholder vote is necessary to complete the Merger, stockholders of the Company must deliver a written demand for appraisal of Shares before the vote on the Merger Agreement is taken. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his or her Shares. The written demand for appraisal of Shares is in addition to and separate from a vote against the approval and adoption of the Merger Agreement or an abstention from such vote.

• If Merger Sub acquires 90% or more of the outstanding Shares, then a vote of the stockholders of the Company will not be required to complete the Merger. In this case, every stockholder of the Company entitled to appraisal rights will receive a notice of approval of the Merger, and will have to deliver a written demand for appraisal within 20 days after the date that this notice is mailed to be entitled to any appraisal rights. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his or her Shares.

• A demand for appraisal should be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the Share certificate. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

• Stockholders of the Company who wish to exercise appraisal rights in connection with the Merger should mail or deliver a written demand to: AMICAS, Inc., 20 Guest Street, Suite 400, Boston, Massachusetts 02135, Attn: Corporate Secretary.

Notice by the Surviving Corporation

Within 10 days after the completion of the Merger, the Company, as the surviving corporation in the Merger, must provide notice of the date of completion of the Merger to all of its stockholders who have complied with Section 262 and have not voted for the approval and adoption of the Merger Agreement.

Filing a Petition for Appraisal

Within 120 days after the date of completion of the Merger, either the Company or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares of all dissenting stockholders. There is no present intent on the part of the Company or Parent (as its successor) to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Company will file such a petition or that the Company will initiate any negotiations with respect to the fair value of such Shares. Accordingly, holders of Shares who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the date of completion of the Merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares not voting in favor of the approval and adoption of the Merger Agreement and with respect to which demands for appraisal were received by the Company and the number of holders of such Shares. Such statement must be mailed within 10 days after the stockholder’s request has been received by the Company or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

Proceedings and Determination of Fair Market Value

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the Shares owned by such stockholders, determining the fair value of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the parties believe that the Merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders of the Company should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the Merger Agreement. Moreover, the Company does not anticipate offering more than the Merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a Share is less than the Merger consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has stated that such exclusion is a narrow exclusion that does not encompass known elements of value, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered. Stockholders of the Company should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

Costs of the Appraisal Proceeding

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Rights of Stockholders of the Company Seeking Appraisal Rights

Any stockholder of the Company who has duly demanded appraisal in compliance with Section 262 will not, after the completion of the Merger, be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to stockholders of record at a date prior to the date of completion of the Merger.

Withdrawal of Demands for Appraisal Rights

At any time within 60 days after the date of completion of the Merger, any former stockholder of the Company that shall have preserved such stockholder’s appraisal rights with respect to the Merger will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for such stockholder’s Shares as provided in the Merger Agreement only with the Company’s consent. If no petition for appraisal is filed with the court within 120 days after the completion of the Merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as the Company has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of his or her demand for appraisal and acceptance of the Merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the date of completion of the Merger will require written approval of the Company and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any stockholder of the Company to comply fully with the procedures described above and set forth in Annex B to this Offer to Purchase may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising your appraisal rights under the DGCL, if you are considering exercising these rights you should consult with your legal counsel.

Litigation

On January 14, 2010, a purported stockholder class action complaint was filed in the Superior Court of Suffolk County, Massachusetts in connection with the announcement of the then-proposed merger between the Company and Thoma Bravo LLC entitled Progress Associates, on behalf of itself and all others similarly situated v. AMICAS, Inc., et al., Civil Action No. 10-0174. The complaint named as defendants the Company and its directors, as well as Thoma Bravo. The plaintiff purported to represent similarly situated stockholders of the Company. The complaint alleged that the Company and its directors breached fiduciary duties owed to the Company’s stockholders in connection with the then-proposed merger with Thoma Bravo. Specifically, the complaint alleged that the process used was unfair because the directors supposedly failed to solicit strategic buyers and deterred potential buyers other than Thoma Bravo; that the per share price of the then-proposed merger was inadequate; that the directors had a conflict of interest due to the accelerated vesting of their options and payments thereon and rights to indemnification; and that the proxy statement was materially misleading and/or incomplete because it allegedly failed to disclose the consideration that each director would receive from vesting of his options, the amount of severance to be received by Dr. Kahane, the amount of Raymond James’ fee, the number of potential acquirers that were financial and those that were strategic, whether companies not contacted by Raymond James expressed an interest in the Company, and the substance of the discussions between Raymond James and Thoma Bravo between October 8, 2009 and October 18, 2009. The complaint further alleged that Thoma Bravo aided and abetted the alleged breach of fiduciary duties by the Company and its directors. The plaintiff sought certification of a class, damages, costs and fees.

On February 1, 2010, a follow-on stockholder class action complaint was filed in the same court entitled Lawrence Mannhardt, on behalf of himself and all others similarly situated v. AMICAS, Inc., et al., Civil Action 10-0412, making substantially the same allegations and seeking the same relief. On February 12, 2010, the parties appeared before the court for a hearing on the stockholder plaintiffs’ motion for a preliminary injunction seeking to postpone the special meeting of stockholders scheduled for February 19, 2010. Also on February 12, 2010, the court entered an order consolidating the two purported stockholder class actions.

On February 16, 2010, Parent intervened in that litigation, asserting various claims against the Company and its directors. In its complaint, Parent alleged that the Company had breached the January 29, 2010 Confidentiality Agreement between the parties by unreasonably withholding due diligence materials and failing to consider Parent’s competing proposal in accordance with the fiduciary duties of the Company’s directors. In addition, Parent alleged that the Company breached the implied covenant of good faith and fair dealing by declining to release Parent from any obligations it may have owed to the Company under the “standstill” provisions in the parties’ Confidentiality Agreement. Parent also asserted claims for fraud in the inducement and for violations of Massachusetts General Law Chapter 93A, §§ 2, 11. Among other forms of relief, Parent requested that it be excused from performing under the standstill provisions of the Confidentiality Agreement in order to communicate its competing proposal directly to the Company’s stockholders.

On February 17, 2010, Parent filed a motion for a preliminary injunction seeking to postpone the Company’s February 19, 2010 stockholder meeting. The parties appeared before the court on February 17, 2010. On February 18, 2010, the court ordered that the special meeting of stockholders scheduled to be held on February 19, 2010 be adjourned pending a full hearing on the merits of the plaintiffs’ allegations concerning the adequacy of the Company’s disclosures in its proxy statement.

On March 2, 2010, the stockholder plaintiffs filed an emergency motion to continue the preliminary injunction previously entered by the court enjoining the Company stockholder meeting from proceeding and requested the court further enjoin the Company from enforcing the standstill provisions of the Confidentiality Agreement between the Company and Parent. On March 5, 2010, the Company filed an opposition to that emergency motion, arguing that it should be denied as moot. On March 5, 2010, the court held a status conference. At that status conference, the Company advised the court that the Company’s Board had declared Parent’s updated acquisition proposal to be a Superior Proposal, voted to terminate the Prior Merger Agreement, and voted to enter into the Offer and Merger. Later that day, the court issued an order dismissing the stockholder plaintiffs’ claims as moot and scheduling a conference for March 25, 2010 to address any remaining issues with respect to materials that had been filed under seal in the case as well as any remaining claims asserted by Parent. On March 9, 2010, Parent filed a notice of voluntary dismissal with the court dismissing its intervenor’s complaint, effectively bringing to an end to the litigation. The Company and plaintiffs’ counsel are discussing which materials should remain under seal in the case.

Parent anticipates that counsel for the plaintiffs’ stockholders will request that the court consider a motion to award fees and expenses to plaintiffs stockholders’ counsel in connection with bringing and prosecuting the stockholder plaintiffs’ claims.

No other actions have been filed in connection with the Offer to the best knowledge of Parent and Merger Sub.

13.	Dividends and Distributions

The Merger Agreement provides that through the earlier of the completion of the Merger or the termination of the Merger Agreement, the Company may not (a) declare, accrue, set aside or pay any dividend, or make any other distribution, with respect to any shares of capital stock, (b) split, combine or reclassify any capital stock or (c) repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities, other than repurchases from employees of the Company following employment termination pursuant to the terms of applicable pre-existing restricted stock agreements, except, in each case:

•	as specifically required or contemplated by any provision of the Merger Agreement;

•	as required by any applicable law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement of any government, governmental jurisdiction, governmental or quasigovernmental authority or self-regulatory organization (including The NASDAQ Stock Market LLC and the Financial Industry Regulatory Authority); or

•	with Parent’s prior written consent.

If the Company does change the outstanding Shares into a different number or class of shares through any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, Merger Sub will adjust the per Share consideration being paid pursuant to the Offer to the extent necessary or appropriate in order to achieve the same economic outcome as originally contemplated by the Offer.

14.	Conditions of the Offer

Capitalized terms used but not defined in this Section 14 have the respective meanings given to them in the Merger Agreement a copy of which is included as Annex A to this Offer to Purchase.

Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent both (x) more than 50% of the total number of Shares outstanding on a fully diluted basis and (y) at least the number of Shares necessary for Merger Sub to acquire in the Offer so that, when added with the amount of Shares that Merger Sub is able to purchase from the Company pursuant to the Additional Share Option provided in the Merger Agreement, Merger Sub would own one share more than 90% of the Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”) and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated (“HSR Clearance”). The term “on a fully diluted basis” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options other than the option granted to Parent or Merger Sub pursuant to Section 1.11 of the Merger Agreement, rights and securities exercisable or convertible into such voting securities, other than potential dilution attributable to the Rights. In addition, notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub is not required to commence the Offer, accept for payment or to pay for any Shares not theretofore accepted for payment or paid for if, on or prior to the acceptance of such Shares pursuant to the Offer, any of the following conditions exists (it being understood that with respect to the commencement of the Offer, only the condition set forth in clauses (a), (b), (c), (d), (g), (h) or (j) below shall be applicable):

(a) a Company Adverse Recommendation Change shall have occurred.

(b) a Governmental Entity of competent jurisdiction shall have (i) enacted a law that is in effect and renders the Offer or the Merger illegal in the United States or any State thereof, or (ii) formally issued an injunction that is in effect and prohibits the Offer or the Merger in the United States or any State thereof.

(c) (i) other than the representations and warranties set forth in Sections 3.1(a) (existence and good standing), 3.2 (authority), 3.3 (capitalization) and 3.20 (rights agreement; anti-takeover provisions) of the Merger Agreement, the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of the Merger Agreement and as of such time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not have a Company Material Adverse Effect; (ii) the representations and warranties set forth Sections 3.1(a) (existence and good standing), 3.2 (authority), 3.3 (capitalization) and 3.20 (rights agreement; anti-takeover provisions) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement and as of such time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); provided that with respect to the representations and warranties set forth in Section 3.3(a), (b) and (d) of the Merger Agreement regarding capitalization, as long as, despite all such understatements in the aggregate, Parent and Merger Sub are still able to exercise the Additional Share Option in an amount sufficient to meet the Short-Form Threshold, the aggregate number of Shares outstanding or issuable upon exercise or conversion of any outstanding options, warrants, convertible securities, subscriptions, stock appreciation rights, voting interest, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or which would otherwise alter the capitalization of the Company (collectively, “Company Common Stock Rights”), as of the date of the Merger Agreement, taken together, shall not be understated by more than 50,000 Shares (with each Company Common Stock Right being counted as a fraction of a Share equal to the result obtained by dividing the excess, if any, of the offer price of $6.05 net per Share in cash, without interest, over the exercise price of such Share by the offer price of $6.05) plus an additional number of shares equal to (w) the amount of any cash reduction in the transaction bonus pool (the initial value of which will be equal to one-half of the value of all stock options that (i) have a per share exercise price less than $6.05, (ii) would not otherwise be accelerated and become vested upon a change in control of the Company and (iii) do not by their terms expressly accelerate, minus $400,000) divided by (x) the offer price of $6.05 net per Share; plus an additional number of shares equal to (y) the amount, if any, by which Company Closing Cash exceeds $42,000,000 minus all of the costs and expenses incurred or arising in connection with the Offer, the Merger or the transactions contemplated by the Prior Merger Agreement (the “Minimum Closing Cash”) divided by (z) the per share Merger Consideration. Prior to the acceptance of the shares in the Offer, Parent shall have received a certificate of an executive officer of the Company on its behalf to certifying that this condition does not exist as of the expiration of the Offer.

(d) the Company shall not have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it. Prior to the acceptance of the shares in the Offer, Parent shall have received a certificate of an executive officer of the Company on its behalf to certifying that this condition does not exist immediately prior to the expiration of the Offer.

(e) the Company Closing Cash is less than an amount equal to the Minimum Closing Cash.

(f) Parent shall not have received a certificate from the Company to the effect that the Company is not a U.S. real property holding company.

(g) there shall have occurred a Company Material Adverse Effect that is continuing.

(h) the Company shall not have filed all Company Reports required to be filed with the SEC prior to the expiration of the Offer.

(i) the Company shall not have delivered to Parent evidence of the release of all the liens in and to the assets of the Company and its Subsidiaries that are reasonably requested by Parent and evidence of termination of all financing statements filed with respect to such liens, except Permitted Encumbrances (for this purpose clause (vii) of the definition of “Permitted Encumbrance” shall mean other liens in an amount not more than $500,000 in the aggregate).

(j) no Person shall have become an Acquiring Person (as defined in the Rights Plan).

(k) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent or may be waived by Merger Sub and Parent. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Certain Legal Matters; Regulatory Approvals

Except as described below, based on information provided by the Company, neither Parent nor the Company is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares in connection with the Offer or the Merger, or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of Shares by Merger Sub in connection with the Offer or the Merger. Should any such approval or other action be required, Merger Sub currently contemplates that such approval or other action will be sought, except as described below under the caption “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, Merger Sub does not currently intend to delay the acceptance for exchange of, or payment for, Shares that are tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Merger Sub could decline to accept for exchange, or deliver consideration for, Shares that are tendered in the Offer.

Delaware Law

In general, Section 203 of the DGCL prevents an interested stockholder (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate thereof) from engaging in a business combination (generally defined to include a merger and certain other transactions as described below) with a Delaware corporation for a period of three years following the time when such stockholder became an interested stockholder unless certain board or stockholder approvals are obtained or the interested stockholder acquires at least 85% of the corporation’s voting stock outstanding under certain circumstances.

The Company’s Board has taken all actions necessary to exempt the Merger Agreement, the Offer, the Merger and any other agreements, actions and transactions contemplated by the Merger Agreement from the provisions of Section 203 of the DGCL.

State Takeover Statutes

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in this Offer to Purchase, it is not known whether any of these laws will, by their terms, apply to the Offer or the Merger and Merger Sub has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, it is believed that there are reasonable bases for contesting such laws. The Company has represented to Parent that no such laws apply to the Offer or the Merger.

Antitrust

United States Antitrust Law

Under the HSR Act, and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) and the applicable waiting period requirements have been satisfied. The Offer and the Merger may be subject to the filing and waiting period requirements of the HSR Act.

The FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the Offer and the Merger. At any time before the completion of the Offer or the Merger, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Merger Sub’s acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of Shares acquired by Merger Sub, or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. At any time after Merger Sub’s acquisition of Shares in the Offer and the Merger, the FTC or the DOJ could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Shares acquired by Merger Sub in the Offer and the Merger or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. In this regard, the Merger Agreement provides that at the request of Parent, the Company must agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any other action with respect to any of the businesses, product lines or assets of the Company, provided that any such action is conditioned upon the completion of the Offer or the Merger. However, the Merger Agreement provides that neither Parent nor Merger Sub has any obligation to take any of the following actions, if Parent determines in good faith that taking such actions could reasonably be expected to materially affect the business or interests of Parent, any of Parent’s subsidiaries or the Company in any adverse way: (a) to dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause the Company to dispose of or transfer any assets; (b) to discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause the Company to discontinue offering any product or service; (c) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available to any person any technology, software or other intellectual property or intellectual property right, or to commit to cause the Company to license or otherwise make available to any person any technology, software or other intellectual property or intellectual property right; (d) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the completion of the Merger), or to commit to cause the Company to hold separate any assets or operations; (e) to make or cause any of its subsidiaries to make any commitment, or to commit to cause the Company to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of the Company; or (f) to contest any legal proceeding or any order, writ, injunction or decree relating to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement. See “The Offer — Section 11. Background of the Offer; the Merger Agreement.”

Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. Parent and the Company believe that the completion of the Offer and the Merger will not violate any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by Merger Sub on antitrust grounds will not be made or, if such a challenge is made, of the result, including any delay of the completion of the Offer and the Merger. See “The Offer — Section 14. Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Foreign Antitrust Law

The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger and filings and notifications may be required when such laws are applicable. Parent and the Company do not believe that any such filings are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation.

15.	Fees and Expenses

Parent has retained Morgan Stanley to act as financial advisor in connection with the Offer. Parent has agreed to pay a customary fee upon completion of the Offer for the services provided by the financial advisor. Parent also has agreed to indemnify the Morgan Stanley and related persons against certain liabilities and expenses incurred in connection with its services as financial advisor, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, Morgan Stanley and its affiliates may actively trade Shares for their own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Parent and Merger Sub have retained StockTrans, Inc. to act as the Depositary in connection with the Offer, and have agreed: to pay the Depositary reasonable and customary compensation for its services in connection with the Offer, to reimburse the Depositary for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Depositary and related persons against certain liabilities incurred in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

Parent and Merger Sub have retained Laurel Hill Advisory Group to be the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor Merger Sub will pay any other fees or commissions to any broker or dealer, or any other person, for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will be reimbursed, upon request, by Merger Sub for reasonable and necessary mailing and handling expenses incurred by them in forwarding materials to their customers.

16.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. Neither Parent nor Merger Sub is aware of any jurisdiction in which either the making of the Offer or the acceptance thereof would not be in compliance with applicable law. If Parent or Merger Sub becomes aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with applicable law, then Merger Sub may, in its sole discretion, take such actions as Merger Sub deems necessary to make the Offer in the jurisdiction and extend the Offer to the holders of Shares in the jurisdiction.

Neither Parent nor Merger Sub has authorized any person to give any information or make any representations not contained in this Offer to Purchase or in the Letter of Transmittal. Any such information or representations, if given or made, must not be relied upon as having been authorized.

Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information regarding the Offer. The Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth the recommendation of the Company’s Board with respect to the Offer and the reasons for that recommendation, and furnishing certain additional related information. Both the Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9, together with the exhibits thereto and any amendments thereto, may be examined at, and copies may be obtained from, the offices of the SEC in the manner described above in “The Offer — Section 9. Certain Information Concerning Parent, Merger Sub and Certain Affiliates” and “The Offer — Section 8. Certain Information Concerning the Company.”

Project Ready Corp.

March 19, 2010

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMICAS, INC.,

MERGE HEALTHCARE INCORPORATED

AND

PROJECT READY CORP.

Dated as of february 28, 2010

A-i

A-ii

EXHIBITS

A. Form of Stockholder Agreement
B. Equity Commitment Letters
C. Guarantee
D. FIRPTA Certificate
E. Amended and Restated Certificate of Incorporation
F. Form of Escrow Agreement

ANNEX

A. Conditions to the Offer

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all annexes, letters, schedules and exhibits hereto, this “Agreement”), dated as of February 28, 2010, is by and among Merge Healthcare Incorporated, a Delaware corporation (“Parent”), Project Ready Corp., a Delaware corporation and wholly-owned direct subsidiary of Parent (“Merger Sub”), and AMICAS, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Article IX, and Article IX includes an index of all capitalized terms used in this Agreement.

RECITALS

WHEREAS, Parent proposes to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), including the associated Rights (as defined below) at a price per share of Company Common Stock (including the associated Right) of $6.05 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the Company, Parent and Merger Sub each have determined that it is advisable, fair to and in the best interests of its stockholders to effect the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Delaware General Corporation Law (the “DGCL”) upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of Company Common Stock (including the associated Rights) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive cash, as set forth herein, all upon the terms and subject to the conditions of this Agreement.

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) concluded that the Offer, the Merger and the transactions contemplated by this Agreement constitute a Superior Proposal (as such term is defined in the Agreement and Plan of Merger dated December 24, 2009 by and among Amicas, Inc., Project Alta Merger Corp. and Project Alta Holdings Corp. (the “Prior Merger Agreement”)) to the merger and transactions contemplated in the Prior Merger Agreement (ii) determined that the Offer, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its stockholders (the “Company Common Stockholders”), (iii) withdrawn its recommendation of the Prior Merger Agreement and the transactions contemplated thereby, (iv) approved this Agreement, the Merger and the other transactions contemplated hereby, (v) approved resolutions recommending the approval and adoption of this Agreement by the Company Common Stockholders, (vi) approved resolutions recommending that the Company Common Stockholders accept the Offer and tender their Company Common Stock pursuant to the Offer (the recommendations set forth in clauses (v) and (vi) being the “Company Recommendations”), and (vii) taken all necessary action to render the Company’s Rights Agreement, dated as of December 5, 2002, between the Company (f/k/a VitalWorks, Inc.) and StockTrans, Inc. as rights agent (the “Rights Plan”) and the rights to purchase Series B Junior Preferred Stock (each, a “Right”) outstanding thereunder, inapplicable to the Offer, this Agreement, the Merger and the other transactions contemplated hereby.

WHEREAS, the Company Board of Directors has deemed the Offer and the Merger as contemplated by this Agreement to be a “Superior Proposal” (as such term is defined in the Prior Merger Agreement) and therefore, immediately prior to execution of this Agreement by Company, the Company terminated the Prior Merger Agreement in accordance with its terms and has paid the Company Termination Fee pursuant thereto.

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain Company Common Stockholders have entered into stockholder agreements in the form attached hereto as Exhibit A (the “Stockholder Agreements”), dated as of the date hereof, with Parent.

WHEREAS, as a condition to the willingness of the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain entities have issued the Equity Commitment Letters attached as Exhibit B hereto (the “Equity Commitment Letters”) to Parent and the Sponsor has entered into the Guarantee, dated as of the date hereof (the “Guarantee”), in the form attached as Exhibit C hereto, pursuant to which the

Sponsor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement, on the terms and subject to the conditions set forth therein.

WHEREAS, as a condition to the willingness of the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and the Company have entered into an Escrow Agreement with Bank of New York Mellon as escrow agent thereunder in the form attached as Exhibit F hereto (the “Escrow Agreement”), pursuant to which the Parent has caused the Escrow Amount (as defined below) to be placed into escrow for the benefit of the Company in the event that the Parent Termination Fee becomes payable hereunder.

AGREEMENT

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1  The Offer.

(a) Subject to the conditions of this Agreement, as promptly as practicable but in no event later than ten (10) Business Days after the date that the Company executes this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the Exchange Act. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, commence the Offer and accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Annex A hereto. The initial expiration date of the Offer shall be the 20th Business Day following the commencement of the Offer (determined using Rule 14d-1(g)(3) of the SEC).

Merger Sub expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive or modify the Minimum Tender Condition (as defined in Annex A) to the extent that Merger Sub or Parent would purchase 50% or less of the Fully Diluted Shares or to increase the Minimum Tender Condition, (iv) add to the conditions set forth in Annex A or modify any condition set forth in Annex A in any manner adverse to the Company Common Stockholders, (v) extend the Offer, or (vi) modify the form of consideration payable in the Offer. Notwithstanding the foregoing, Merger Sub may, without the consent of the Company, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions (other than the Minimum Tender Condition) to Merger Sub’s obligation to purchase shares of Company Common Stock are not satisfied, until such time as such conditions are satisfied or waived, including, without limitation, HSR Clearance, (ii) extend the Offer for a period of not more than ten (10) Business Days beyond the initial expiration date of the Offer, if on the date of such extension less than 90% of the outstanding shares of Company Common Stock have been validly tendered and not properly withdrawn pursuant to the Offer, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iv) extend the Offer, one time only, for any reason for a period of not more than fifteen (15) Business Days beyond the latest expiration date that would otherwise be permitted under clause (i), (ii) or (iii) of this sentence. In addition if at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer at the request of the Company for one period of not more than twenty (20) Business Days. In addition, Merger Sub may make available a “subsequent offering period,” in accordance with Rule 14d-11 of the SEC, of not less than ten (10) Business Days. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, (A) as soon as practicable after becoming obligated to purchase shares of Company Common Stock pursuant to the Offer, accept for payment and pay for all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), which acceptance may be by oral notice to the Paying Agent, (B) on the closing date of the Offer (which shall be not more than five (5) Business Days following the Acceptance Date), deposit or cause to be deposited with the Paying Agent, cash in U.S. dollars sufficient to pay the aggregate Offer Price for all such accepted shares of Company Common Stock and (C) as soon as practicable following such deposit, cause the Paying Agent to pay for all shares of Company Common Stock so accepted for payment.

(b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC and deliver to the Company and its counsel a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company Common Stockholders, in each case as and to the extent required by applicable Federal securities laws. To the extent practicable, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel as promptly as practicable with copies of any correspondence that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt of those comments.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d) Subject to Section 5.1 of this Agreement, if, between the date of this Agreement and the Acceptance Date, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Offer Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the Company Common Stockholders the same economic effect as contemplated by this Agreement prior to such action.

Section 1.2  Company Actions.

(a) The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by the Transaction Documents (collectively, the “Transactions”).

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) describing the Company Recommendations and shall mail the Schedule 14D-9 to the Company Common Stockholders. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company Common Stockholders, in each case as and to the extent required by applicable Federal securities laws. To the extent practicable, the Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before such document is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by the Parent and its counsel. The Company shall provide the Parent and its counsel as promptly as practicable with copies of any correspondence that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt of those comments.

(c) In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company Common Stockholders. Subject to the requirements of applicable Law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon written request, deliver to the Company (or, at the Company’s option, destroy) all copies of such information then in their possession.

Section 1.3  The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in the DGCL.

Section 1.4  Closing.  Subject to the terms and conditions of this Agreement, the Closing of the Merger will take place at 10:00 a.m., local time, as promptly as practicable but in no event later than the second Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (the “Closing Date”), at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the parties.

Section 1.5  Effective Time.  On the Closing Date and subject to the terms and conditions hereof, the Certificate of Merger shall be delivered for filing with the Delaware Secretary. The Merger shall become effective at the Effective Time. If the Delaware Secretary requires any changes in the Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, the Company shall execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

Section 1.6  Conversion of the Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Except as provided in Section 1.6(d) or Section 1.6(b) herein, each share of Company Common Stock (including the associated Rights) issued and outstanding immediately prior to the Effective Time (excluding Dissenter Shares) shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and each holder of a certificate theretofore representing such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted, as provided herein.

(b) Each share of Company Common Stock that is owned by the Company (or any Subsidiary of the Company) as treasury stock or otherwise and each share of Company Common Stock owned by Parent or Merger Sub shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) If between the Acceptance Date and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the Company Common Stockholders the same economic effect as contemplated by this Agreement prior to such action.

Section 1.7  Organizational Documents.

(a) At the Effective Time, the Certificate of Incorporation of the Company shall be amended in its entirety to read as set forth on Exhibit E hereto and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation (except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be amended to refer to “AMICAS, Inc.”). Thereafter, as so amended, the Bylaws of the Surviving Corporation may be amended or repealed in accordance with their terms and the Certificate of Incorporation of the Surviving Corporation and as provided by Law.

Section 1.8  Directors and Officers of the Surviving Corporation.  The Company shall cause to be delivered to Parent, at Closing, resignations of all the directors of the Company to be effective upon the consummation of the Merger. At the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 1.9  Company Options and Stock-Based Awards.

(a) Equity Award Waivers. Prior to the Effective Time, the Company shall use its best efforts to obtain all necessary waivers, consents or releases, in form and substance reasonably satisfactory to Parent, from holders of Company Common Stock Options and other equity awards under the Company Option Plans and take all such other action, without incurring any liabilities in connection therewith, as Parent may deem to be necessary to give effect to the transactions contemplated by this Section 1.9, including, but not limited to, satisfaction of the requirements of Rule 16b-3(e) under the Exchange Act. Prior to the Effective Time, the Company Board of Directors (or, if appropriate, any committee thereof administering the Company Option Plans) shall adopt such resolutions or take such other actions as are required to give effect to the transactions contemplated by this Section 1.9.

(b) Termination of Company Option Plans. Except as otherwise agreed to by the parties, (i) the Company Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time and (ii) the Company shall ensure that following the Effective Time no participant in the Company Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

(c) Company Common Stock Options. At the Effective Time, each then-outstanding Company Common Stock Option, whether vested or unvested, shall be cancelled in accordance with the terms of the applicable Company Option Plan. It is the intent of the parties that the cancellation of a Company Common Stock Option as provided in the immediately preceding sentence shall be deemed a full and complete satisfaction of any and all rights the holder thereof had or may have had in respect of such Company Common Stock Option. Prior to the Effective Time, the Company shall deliver to the holders of Company Common Stock Options notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement.

(d) Employee Stock Purchase Plan. Prior to the date of this Agreement, the Company Board of Directors (or, if appropriate, any committee administering the Company’s 2007 Employee Stock Purchase Plan, dated as of August 1, 2007 (the “ESPP”)) has adopted such resolutions and taken such other actions as are required to provide that, with respect to the ESPP: (i) no Offerings (as defined in the ESPP) are in progress as of the date of this Agreement; (ii) the most recent offering under the ESPP (the “Final Offering”) ended on January 31, 2010; (iii) each ESPP participant’s accumulated contributions under the ESPP were used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final Offering; and (iv) the ESPP terminated immediately following the end of the Final Offering and no further rights have been, or shall be, granted or exercised under the ESPP thereafter.

(e) Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock, whether vested or unvested, that is outstanding immediately prior thereto shall become fully vested and all restrictions and repurchase rights thereon shall lapse and shall be converted automatically into the right to receive at the Effective Time an amount in cash in U.S. dollars equal to the Merger Consideration.

Section 1.10  Dissenter Shares.  Notwithstanding anything in this Agreement to the contrary, if any Dissenting Stockholder shall demand to be paid the “fair value” of its Dissenter Shares, as provided in Section 262 of the DGCL, such Dissenter Shares shall not be converted into or exchangeable for the right to receive the Merger Consideration (except as provided in this Section 1.10) and shall entitle such Dissenting Stockholder only to payment of the fair value of such Dissenter Shares, in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder withdraws (in accordance with Section 262(k) of the DGCL) or effectively loses the right to dissent. The Company shall not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or offer to settle, any such demand for payment of fair value of Dissenter Shares prior to the Effective Time. The Company shall give Parent prompt notice of any such demands prior to the Effective Time and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. If any Dissenting Stockholder shall have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenter Shares held by such Dissenting Stockholder shall be converted into and represent the right to receive the Merger Consideration pursuant to Section 1.6.

Section 1.11  Option to Acquire Additional Shares.

(a) The Company hereby grants to Parent and Merger Sub an irrevocable option (such options together the “Additional Share Option”), to purchase from the Company up to that number of newly issued and treasury shares of Company Common Stock (the “Additional Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and Merger Sub immediately following the consummation of the Offer shall constitute one share more than 90% (after giving effect to the issuance of the Additional Shares) of the Fully Diluted Shares (such threshold, the “Short-Form Threshold”) for a consideration per Additional Share equal to the Offer Price (such consideration, in the aggregate, the “Additional Share Option Consideration”). For the avoidance of doubt, the Additional Share Option shall terminate immediately upon termination of this Agreement.

(b) The number of shares of Company Common Stock issuable upon exercise of the Additional Share Option shall be reduced to the extent that (i) the number of shares of Company Common Stock subject thereto (as determined immediately after the consummation of the Offer) exceeds the number of shares of Company Common Stock held in treasury by the Company plus the number of authorized shares of Company Common Stock available for issuance, or (ii) any provision of any applicable Law shall prohibit the exercise of the Additional Share Option or the delivery of the Additional Shares in respect of such exercise. The Additional Share Option shall not be exercisable until Merger Sub has accepted for payment all shares of Company Common Stock validly tendered and not withdrawn in the Offer.

(c) In the event Parent or Merger Sub wish to exercise the Additional Share Option, Parent or Merger Sub shall give the Company one day prior written notice specifying the number of shares of Company Common Stock that are or will be owned by Parent and Merger Sub immediately following consummation of the Offer and specifying a place and a time for the closing of the Additional Share Option and specifying the number of Additional Shares to be purchased pursuant to the Additional Share Option and the Additional Share Option Consideration. The closing of the Additional Share Option shall occur immediately after the closing of the Offer. Parent and Merger Sub shall pay the Additional Share Option Consideration at the closing of the

Additional Share Option. The Additional Share Option Consideration may be paid, at the option of Parent, in whole or in combination, by (a) cash by wire transfer or cashier’s check or (b) a promissory note (w) having a principal amount equal to the amount of the Additional Share Option Consideration not paid in cash by wire transfer or cashier’s check, (x) bearing interest at the rate of interest that would be payable by Parent on similar bank borrowing as of the date of the promissory note, (y) maturing on the first anniversary of the date of execution and delivery of such promissory note, and (z) which may be prepaid at any time and from time to time, in whole or in part, without premium or penalty.

(d) Parent and Merger Sub acknowledge that the Additional Shares which Parent or Merger Sub may acquire upon exercise of the Additional Share Option shall not be registered under the Securities Act, and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent and Merger Sub agree that the Additional Share Option, and the Additional Shares to be acquired upon exercise of the Additional Share Option, if any, are being and shall be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

Section 1.12  Initial Payment.  As a material inducement to the Company entering into this Agreement, contemporaneous with the execution and delivery of this Agreement by the Company, Parent shall deliver to the Company the sum of $4,300,000 by wire transfer of immediately available funds to an account designated by the Company (the “Initial Funding Amount”). The Initial Funding Amount shall be retained by the Company, even if this Agreement is terminated, regardless of the circumstances of such termination, except as expressly provided in Section 7.2(b).

Section 1.13  Escrow.  On the next Business Day immediately following the date that the Company accepts, in accordance with the terms of the Offer Letter, the offer of Parent for the acquisition of all of the outstanding shares of Company Common Stock set forth in a letter dated February 28, 2010 to the Company from Parent (the “Offer Letter”), Parent shall deposit into an escrow account pursuant to the Escrow Agreement, Twenty-Five Million Seven Hundred Thousand United States Dollars ($25,700,000) in cash by wire transfer of immediately available funds (the “Escrow Amount”), to be used to fund the purchase of Company Common Stock pursuant to the Offer. The Escrow Amount shall be available to fund the purchase of Company Common Stock pursuant to the Offer and the Merger or to satisfy the Parent Termination Fee payable to the Company by Parent under the terms of this Agreement; provided, that in the event that the Parent Termination Fee is payable to the Company, Parent shall have the right, at its election, to fund the Parent Termination Fee from other financing sources (including its own working capital) as long as such alternative financing does not delay the payment of such fee; provided, further, that if the Offer is consummated or this Agreement is terminated in circumstances where the Parent Termination Fee is not payable to the Company, the Escrow Amount shall be released directly to, or as directed by, Parent.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1  Paying Agent.  At the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Paying Agent, cash in U.S. dollars in an amount sufficient to pay the aggregate amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) payable pursuant to Article I in exchange for outstanding shares of Company Common Stock (but not, for the avoidance of doubt, for payments in respect of Company Common Stock Options, which Parent shall pay, or cause the Surviving Corporation to pay through its payroll system, to the holders of Company Common Stock Options in accordance with Section 1.9(c)). In the event that the Surviving Corporation has insufficient cash to make such payments for the Company Common Stock Options, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts. The Paying Agent shall deliver the Merger Consideration contemplated to be paid pursuant to Article I in exchange for outstanding shares of Company Common Stock out of the Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Common Stock; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent, and any amounts in excess of the amounts payable pursuant to Article I shall be promptly returned to the Surviving Corporation or Parent, in each case as directed by Parent. The Exchange Fund shall not be used for any other purpose.

Section 2.2  Exchange Procedures.

(a) Exchange of Certificates. Promptly following the Effective Time (but in no event later than three (3) Business Days following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”, it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock) and whose shares of Company Common Stock have been converted into the right to receive Merger Consideration pursuant to Article I (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates, or appropriate affidavits of loss in lieu thereof as provided below, to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation (or, subject to Section 2.6 below, an appropriate affidavit of loss in lieu thereof) to the Paying Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Article II, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair value” of the shares represented thereby as contemplated by Article I.

(b) Special Payment Procedures for DTC. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (x) if the Closing occurs at or prior to 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (y) if the Closing occurs after 11:30 am (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

Section 2.3  Further Rights in Company Common Stock.  All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

Section 2.4  Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the Merger Consideration, without any interest thereon.

Section 2.5  No Liability.  None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund required to be delivered, to the extent so delivered, to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.6  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in reasonable and customary amount, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration without any interest thereon.

Section 2.7  No Further Dividends.  No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificates.

Section 2.8  Withholding of Tax.  Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and or Company Common Stock Options such amount as Parent, the Surviving Corporation, any Affiliate thereof or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law or Order and (b) treated for all purposes of this Agreement as having been paid to the former holder of a Certificate or Company Common Stock Option in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (as to which a disclosure in one section of the Company Disclosure Letter shall be deemed disclosed in each other section where it is reasonably apparent on its face that the matter disclosed is responsive to the representations and warranties in such section), and except as set forth in the filed Company Reports (to the extent it is reasonably apparent that any such disclosure set forth in the filed Company Reports would qualify the representations and warranties contained herein and other than, in each case, any matters required to be listed for purposes of Section 3.3 (Capitalization), Section 3.13 (Employee Benefit Plans) and Section 3.16 (Intellectual Property) of this Agreement which matters shall be specifically listed in Sections 3.3, 3.13 and 3.16 of the Company Disclosure Letter, respectively, and further excluding from the Company Reports (1) any items included therein that are incorporated by reference to Company Reports filed prior to December 31, 2007 and (2) any risk factor disclosures or other similarly generic cautionary, predictive or forward-looking disclosures contained therein), the Company represents and warrants to each of the other parties hereto as follows:

Section 3.1  Organization and Good Standing; Charter Documents.

(a) The Company and each of its Subsidiaries (i) is a corporation or other entity duly organized, validly existing and in corporate or other entity good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, (ii) has full corporate (or, in the case of any Subsidiary that is not a corporation, other) power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign corporation or other entity and is in corporate or other entity good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent (or included as an exhibit to the Company 10-K) complete and correct copies of the Company Certificate of Incorporation and the Company Bylaws, each as amended to date, and each as so made available or included is in full force and effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company has made available to Parent (or included as an exhibit to the Company 10-K) complete and correct copies of the certificate of incorporation and by-laws (or similar organizational documents) of each of the Company’s Subsidiaries, each as amended to date, and each as so made available or included is in full force and effect. The Company is not in violation in any material respect of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws. The Company has made available to Parent true and complete copies of the minute books of the Company from January 1, 2006 and through the date of this Agreement (except for minutes and consents of the Company Board of Directors or any committee thereof relating to the evaluation of the transactions contemplated hereby and the consideration of strategic alternatives relating to the Company), and such copies are true and correct in all material respects.

Section 3.2  Authority for Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the Company Common Stockholders (if the Merger is not consummated pursuant to Section 253 of the DGCL), to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting the enforcement of creditors’ rights, general equitable principles or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers (the “Bankruptcy and Equity Exception”). The Company Board of Directors has duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to grant the Additional Share Option, to reserve for issuance and to issue the Additional Shares to the extent such shares are unissued (solely to the extent of the Company’s authorized and otherwise unissued) and to sell any Additional Shares held in treasury, and to issue Additional Shares upon the exercise thereof. The Additional Shares, if and when issued in accordance with the terms of this Agreement, and paid for by Merger Sub in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrances imposed upon the holder thereof by the Company.

Section 3.3  Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock. As of the date hereof, (i) no shares of Series A Preferred, (ii) no shares of Series B Preferred, (iii) 36,760,573 shares of Company Common Stock including shares of Company Restricted Stock (but excluding shares held in the Company’s treasury), are issued and outstanding and (iv) 16,357,854 shares of Company Common Stock and no shares of the Company’s preferred stock are held in the Company’s treasury. All outstanding shares of Company Common Stock are, and any additional shares of Company Common Stock issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, free of any Encumbrances imposed upon the holder thereof by the Company, and issued in compliance in all material respects with all applicable federal and state securities Laws. The Company has at least 156,225,509 shares of Company Common Stock either authorized and unreserved or held in the Company’s treasury, and all of such shares are available as Additional Shares to be issued pursuant to the Additional Share Option. Such amount plus the shares needed to satisfy the Minimum Tender Condition are a sufficient number of shares of Company Common Stock to satisfy the Short-Form Threshold, assuming that the Minimum Tender Condition is satisfied if over sixty percent (60%) of the Fully Diluted Shares are validly tendered and not withdrawn in the Offer.

(b) Section 3.3(b) of the Company Disclosure Letter sets forth a list of the holders of Company Common Stock Options and/or Company Common Stock-Based Awards as of the date hereof, including (to the extent applicable) the date on which each such Company Common Stock Option or Company Common Stock-Based Award was granted, the number of shares of Company Common Stock subject to such Company Common Stock Option or Company Common Stock-Based Award, the expiration date of such Company Common Stock Option or Company Common Stock-Based Award and the price at which such Company Common Stock Option or Company Common Stock-Based Award may be exercised (if any). All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and issued in compliance in all material respects with all applicable federal and state securities Laws. There has not been any illegal backdating of any Company Common Stock Options. Except as set forth above and other than the Rights, as of the date of this Agreement, there are no Company Common Stock Rights. The copies of the Company Option Plans that are filed as exhibits to the Company 10-K or incorporated by reference therein are complete and correct copies thereof in all material respects as in effect on the date hereof.

(c) Except as set forth in Sections 3.3(a) and 3.3(b) and except for the Rights that have been issued pursuant to the Rights Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Except as set forth in Sections 3.3(a) and 3.3(b), there are no outstanding contractual obligations of the Company or any of its Subsidiaries affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company Common Stockholders may vote.

(d) Except as set forth above, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or to pay any dividend or make any other distribution in respect thereof. As of the date hereof, except for the Stockholder Agreements, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company is a party or by which it is bound with respect to the voting or registration of Company Common Stock or capital stock of any its Subsidiaries or preemptive rights with respect thereto.

(e) There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

(f) There are no Company-granted preemptive rights of first refusal, co-sale rights, “drag-along” rights or registration rights granted by the Company with respect to the Company’s capital stock and in effect as of the date hereof.

(g) Except for the Company’s repurchase rights with respect to unvested shares issued under the Company Option Plans and with respect to Company Restricted Stock, there are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other Person.

Section 3.4  Company Subsidiaries.  Section 3.4 of the Company Disclosure Letter contains a correct and complete list of all of the Subsidiaries of the Company and the ownership interest of the Company (or one or more of its other Subsidiaries) in each Subsidiary. The Company or one of its Subsidiaries is the record and beneficial owner of all outstanding shares of capital stock (or similar equity or voting interest), of each Subsidiary of the Company and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company free and clear of all Encumbrances. Except for the capital stock of, or other equity or voting interests in, the Subsidiaries set forth on Section 3.4 of the

Company Disclosure Letter, the Company does not own or have the right or obligation to acquire, directly or indirectly, any Equity Interest in, any Person.

Section 3.5  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Offer, the Merger (the Merger being subject to the approval of this Agreement by the Company Required Vote) and the other transactions contemplated by this Agreement will not, (i) conflict with or violate any provision of the Company Certificate of Incorporation or Company Bylaws, or the equivalent charter documents of any Subsidiary of the Company, (ii) assuming that the applicable waiting period, and any extension thereof, under the HSR Act shall have expired or been terminated, conflict with or violate any Law applicable to the Company or its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) subject to the receipt of the consents set forth on Section 3.5 of the Company Disclosure Letter, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, consent, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or its Subsidiaries pursuant to, any Company Material Contract, except in the case of clauses (ii) and (iii) above for any that would not reasonably be expected to have a Company Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.11 below, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock as of the record date to be established for the Company Common Stockholders Meeting, voting as a single class, at the Company Common Stockholders Meeting, in favor of approving this Agreement is the only corporate proceeding or vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby, other than the completed actions set forth in Section 3.5(c) below. The affirmative vote of the holders of Company Common Stock is not necessary (i) to consummate the Offer or any transaction contemplated hereby other than the Merger and (ii) to approve this Agreement if the Merger is consummated pursuant to Section 253 of the DGCL.

(c) The Company Board of Directors has unanimously (i) concluded that the Offer, the Merger and the transactions contemplated by this Agreement constitute a Superior Proposal to the merger and transactions contemplated in the Prior Merger Agreement (ii) determined that the Offer, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and the Company Common Stockholders, (iii) withdrawn its recommendation of the Prior Merger Agreement and the transactions contemplated thereby, (iv) approved this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (v) approved resolutions recommending the approval and adoption of this Agreement by the Company Common Stockholders, (vi) approved resolutions recommending that the Company Common Stockholders accept the Offer and tender their Company Common Stock pursuant to the Offer, and (vii) taken all necessary action to render the Rights Plan and the Rights outstanding thereunder inapplicable to the Offer, this Agreement, the Merger and the other transactions contemplated hereby, (ix) amended the Rights Plan so that (A) none of the Offer, the execution, delivery or performance of this Agreement or the Stockholder Agreements or the commencement or consummation of the Offer or the Merger will cause the Rights to become exercisable and (B) the Rights will expire immediately prior to the consummation of the Offer without any payment being made or shares of the Company’s capital stock being issued in respect thereof.

(d) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required to be made or obtained by the Company or any of its Subsidiaries in connection with the Offer, the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the transactions contemplated hereby or compliance with the provisions hereof, except for (A) (i) the filing of a premerger notification and report form by the Company under the HSR Act, and any applicable filings and approvals under any other Antitrust Law, (ii) the filing with the SEC of the

Offer Documents, the Proxy Statement and compliance with federal and state securities laws, as may be required in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (iii) any filings or notifications required under the rules and regulations of Nasdaq of the transactions contemplated hereby, and (iv) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not prevent or materially delay the Offer or the Merger or reasonably be expected to be, individually or in the aggregate, material and adverse to the Company.

Section 3.6  Compliance.

(a) Compliance with Laws; Permits. The Company and its Subsidiaries hold all Company Permits, except where the failure to hold such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. All such Company Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of the Company Permits and all applicable Laws, except where the failure to so maintain such Company Permits or to so comply would not be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have been and are in compliance in all material respects with all applicable Laws or Orders and applicable listing, corporate governance and other rules and regulations of the Nasdaq. The Company has not received any written (or, to the Company’s Knowledge, oral) notice to the effect that the Company or any of its Subsidiaries is not in material compliance with the terms of such Company Permits or any such Laws. No material Company Permit shall cease to be effective as a result of the transactions contemplated by this Agreement. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or their respective businesses is pending or threatened.

(b) Prohibited Payments. Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, neither the Company, any Subsidiary of the Company, nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary of the Company has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder, the “FCPA”); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three (3) years, neither the Company nor any Subsidiary of the Company has received any written (or, to the Knowledge of the Company, oral) communication that alleges that the Company or any Subsidiary of the Company, or any Representative thereof is in violation of, or has any material liability under, the FCPA which has not been resolved.

(c) FDA Compliance. The Company and its Subsidiaries are not now subject (and have not been subject during the previous five years) to any adverse inspection finding, recall, investigation, penalty assessment, audit or other compliance or enforcement action by the U.S. Food & Drug Administration (“FDA”) or any other Governmental Entity having responsibility for the regulation of the Company’s and its Subsidiaries’ current and/or proposed products, except for such matters as would not be reasonably likely to have a Company Material Adverse Effect. The Company and its Subsidiaries have obtained all material necessary approvals and authorizations from the FDA and other authorities for their current and past business activities. The Company and its Subsidiaries have not made any material false statements or material false omissions in their applications or other submissions to the FDA or other authorities and the Company and its Subsidiaries have not made or offered any payments, gratuities, or other things of value that are prohibited by any law or regulation to personnel of the FDA or other authorities. The Company and its Subsidiaries are in compliance with all regulations and requirements of the FDA and other authorities, including but not limited to any applicable labeling requirements, testing requirements and protocols, record keeping and reporting requirements, monitoring requirements, except as would not be reasonably likely to have a Company Material Adverse Effect.

(d) Import/Export Compliance. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries has at all times conducted its export transactions in accordance with (a) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which the Company conducts business, except for any instances of noncompliance that would not have a Company Material Adverse Effect. Without limiting the foregoing and except in each case as would not have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have obtained all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (y) the export and reexport of products, services, software and technologies and (z) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries are in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals; (iv) to the Company’s Knowledge, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that may give rise to any future claims; and (v) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.

(e) Privacy. The Company complies in all material respects with all relevant laws and its own policies with respect to the privacy of all users and customers (and customers or patients of customers), and any of their personally identifiable information, except for such non-compliance as would not have a Company Material Adverse Effect, and no claims have been asserted or, to the Company’s Knowledge, threatened against the Company by any Person alleging a material violation of any of the foregoing.

Section 3.7  Litigation.

There are no claims, actions, suits, or proceedings (each an “Action”), and to the Knowledge of the Company no governmental investigations, inquiries or subpoenas pending against the Company or any of its Subsidiaries, or to the Knowledge of the Company any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries, or any properties or assets of the Company or of any of its Subsidiaries, and, to the Knowledge of the Company, there are no threatened Actions against the Company or any of its Subsidiaries, or any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries, or any properties or assets of the Company or of any of its Subsidiaries. Neither the Company nor any Subsidiary of the Company is subject to any material outstanding Order naming the Company or any material FDA Order binding upon the Company. There is not currently any material internal investigation or inquiry being conducted by the Company, the Company Board of Directors or, to the Knowledge of the Company, any third party or Governmental Entity at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 3.8  Company Reports; Financial Statements.

(a) The Company has timely filed all Company Reports required to be filed with the SEC on or prior to the date hereof and will (subject to any extensions permitted pursuant to, and in compliance with, Rule 12b-25 of the Exchange Act) timely file all Company Reports required to be filed with the SEC after the date hereof and prior to the Effective Time. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. As of their respective dates, or, if amended or restated, as of the date of the last such amendment or restatement, the Company Reports complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company Reports at the time they were filed, or if such Company Reports were amended or restated, at the time of the last such amendment or restatement, contained or will contain any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) Each of the Chief Executive Officer and Chief Financial Officer has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Company Reports filed prior to the date hereof (collectively, the “Certifications”) and the statements contained in such Certifications are accurate in all material respects as of the filing thereof.

(c) The Company has made available (including via the SEC’s EDGAR system, as applicable) to Parent all of the Company Financial Statements and all material correspondence (if such correspondence has occurred since December 31, 2006) between the SEC on the one hand, and the Company and any of the Company’s Subsidiaries, on the other hand (provided that with respect to the Company’s Subsidiaries, the Company has only made available such correspondence as has been determined to be responsive after reasonable inquiry (provided further that there is no correspondence between the SEC and any of the Company’s Subsidiaries that has not been made available to Parent that describes any matter that could reasonably be expected to cause a Company Material Adverse Effect)). As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. To the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. All of the Company Financial Statements comply in all material respects with applicable requirements of the Exchange Act and have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by the rules of the SEC for quarterly statements on Form 10-Q) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year end audit adjustments consistent with GAAP). As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP (and any other applicable legal and accounting requirements). As of the date hereof, BDO Seidman LLP has not resigned or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(d) The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2006 and through the period ended on September 30, 2009, the Company’s Chief Executive Officer and its Chief Financial Officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and the Company has provided to Parent copies of, or access to, any material written materials relating to the foregoing. Since January 1, 2006, the Company’s Chief Executive Officer and its Chief Financial Officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and the Company has provided to Parent copies of, or access to, any material written materials relating to the foregoing. The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed in all material respects to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the reports the Company files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities. The Chief Executive Officer and the Chief Financial Officer of the Company have concluded that such disclosure controls and procedures are effective at the reasonable assurance level in timely alerting the Company’s Chief Executive Officer and its Chief

Financial Officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(e) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have a material adverse effect on Company’s system of internal accounting controls.

(f) The Company is, and since enactment of the Sarbanes-Oxley Act has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(g) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated under the Exchange Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, to the extent required by Section 406(b) of Sarbanes-Oxley Act. To the Knowledge of the Company, there have been no material violations of provisions of the Company’s code of ethics.

(h) There are no Liabilities of the Company or any of its Subsidiaries that are material to the Company, are required by GAAP to be set forth on the Company Financial Statements and are not set forth on the Company Financial Statements, other than (i) Liabilities incurred on behalf of the Company under this Agreement and (ii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008, none of which would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9  Absence of Certain Changes or Events.  Since September 30, 2009, except as disclosed in the Company Reports since September 30, 2009 through to the date of this Agreement, and except as specifically contemplated by, or as disclosed in, this Agreement, the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, since such date, there has not been, with respect to either the Company or any of its Subsidiaries, (i) any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 or (ii) any Company Material Adverse Effect.

Section 3.10  Taxes.

(a) The Company and each of its Subsidiaries has timely filed and will timely file with the appropriate Governmental Entities all income and other Tax Returns that are required to be filed by it prior to the Effective Time. All such Tax Returns were correct and complete in all material respects and, in the case of Tax Returns to be filed, will be correct and complete in all material respects. All income and other Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on such Tax Returns) have been timely paid and, in the case of Tax Returns to be filed, will be timely paid. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made in writing by an authority in a jurisdiction where the Company does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material taxation in that jurisdiction except as would not be material to the Company. There are no security interests or other liens on any of the assets of the Company or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than liens for Taxes not yet due and payable.

(b) The Company and its Subsidiaries have in all material respects timely withheld and paid to the appropriate Governmental Entity all income and other Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(c) There is no material dispute concerning any Tax Liability of the Company or any of its Subsidiaries raised by any Governmental Entity in writing to the Company or any of its Subsidiaries that remains unpaid, and neither the Company nor any of its Subsidiaries has received written notice of any threatened audits or investigations relating to any Taxes or otherwise has any Knowledge of any material threatened audits or investigations relating to any Taxes, in each case for which the Company or any of its Subsidiaries may become directly or indirectly liable.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to, or requested, any extension of time with respect to a material Tax assessment or deficiency.

(e) The unpaid Taxes of the Company and its Subsidiaries did not, as of December 31, 2008, exceed in any material respect the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in the Company Financial Statements as of such date (disregarding any notes thereto). Neither the Company nor any of its Subsidiaries has incurred any material Tax Liability since December 31, 2008 other than a Tax Liability incurred in the ordinary course of business.

(f) The Company has made available to Parent complete and accurate copies of all Tax Returns filed by the Company and any of its Subsidiaries on or prior to the date hereof for all tax periods beginning on or after December 31, 2006.

(g) There are no agreements relating to the allocating or sharing of Taxes to which the Company or any of its Subsidiaries is a party.

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of law to which the Company or any of its Subsidiaries may be subject, other than the affiliated group of which the Company is the common parent.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and Parent is not required to withhold tax on the purchase of the Company by reason of Section 1445 of the Code. Neither the Company nor any of its Subsidiaries has constituted either an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(j) Neither the Company nor any of its Subsidiaries has agreed, or is required, to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party, and the IRS has not proposed any such adjustment or change in accounting method in writing nor, to the Knowledge of the Company, otherwise proposed any material adjustment or change in accounting method, nor does the Company or any of its Subsidiaries have any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(k) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Tax Law has been entered into by or with respect to the Company or any of its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(m) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) arising out of the transactions contemplated by this Agreement.

Section 3.11  Title to Personal Properties; Real Property.

(a) Each of the Company and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, all of its tangible personal properties and assets reflected in the Company 10-K or acquired after December 31, 2008 (other than assets disposed of since December 31, 2008 in the ordinary course of business consistent with past practice), in each case free and clear of all Encumbrances, except Permitted Encumbrances. The tangible personal property and assets of the Company and its Subsidiaries are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, except as would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries either owns, or has valid leasehold interests in, all tangible personal properties and assets used by it in the conduct of its business, except where the absence of such ownership or leasehold interest would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other Person to sell or otherwise dispose of any of its tangible personal properties or assets (other than the sale of the Company’s products and services in the ordinary course of business and other than equipment to be returned under equipment leases) with an individual value in excess of $250,000 or an aggregate value in excess of $500,000. For the avoidance of doubt, the term “tangible personal property” as used herein shall not include Intellectual Property, Software or Information Systems (other than hardware).

(b) Section 3.11 of the Company Disclosure Letter sets forth the address and description of each Owned Real Property. Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or one of its Subsidiaries (as the case may be) has good and marketable title to such Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (ii) except as set forth in Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any material portion thereof, (iii) other than the right of Parent and Merger Sub pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(c) The leased real property (the “Leased Property”), collectively with the Owned Real Property identified pursuant to Section 3.11(b), and subject to the leases (the “Leases”) identified in Section 3.11 of the Company Disclosure Letter, comprise all of the real property used in the Company’s business, and is occupied by the Company pursuant to the Leases. Each of the Company and its Subsidiaries has complied in all material respects with the terms of all Leases, and all Leases are in full force and effect, except for such non-compliances or failures to be in full force and effect that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub a true and complete copy of each Lease document. The Company’s or its applicable Subsidiary’s possession and quiet enjoyment of the Leased Property has not been disturbed in any material respect and, to the Knowledge of the Company, there are no disputes with respect to such Leases that could have or reasonably be expected to have a Company Material Adverse Effect. No material security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under any Lease which has not been redeposited in full. The other party to each of the Leases is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries.

(d) Section 3.11 of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property Subleases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Landlord Leases”), including the date and name of the parties to such Landlord Lease. The Company has delivered to Parent a true and complete copy of each such Landlord Lease and, in the case of any oral agreement, a written summary of the material terms of such agreement. Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, with respect to each of the Landlord Leases: (i) such Landlord Lease is legal, valid, binding, enforceable and in full force and effect, (ii) neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party to such Landlord Lease is in breach or default thereunder, and to the Knowledge of the Company no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default thereunder, (iii) no material security deposit or portion thereof deposited with respect to such Landlord Lease has been applied in respect of a breach or default under such Landlord Lease which has not been redeposited in full, (iv) neither the Company nor any Company Subsidiary owes, or will owe in the future, any material brokerage commissions or finder’s fees with respect to such Landlord Lease, (v) the other party to such Landlord Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any Company Subsidiary, (vi) to the Knowledge of the Company the other party to such Landlord Lease has not subleased, licensed or otherwise granted any Person the right to use or occupy, the premises demised thereunder or any portion thereof, (vii) the other party to such Landlord Lease has not collaterally assigned or granted any other security interest in such Landlord Lease, and (viii) there are no Encumbrances, other than Permitted Encumbrances, on the estate or interest created by Company with respect to such Landlord Lease.

Section 3.12  Officers, Directors, Employees and Affiliates.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any Employment Agreement and, except as required by applicable law or as otherwise contemplated by Section 1.9, no severance or other payment will become due or benefits or compensation will increase or accelerate as a result of the transactions contemplated by this Agreement, solely or together with any other event, including a subsequent termination of employment. The Company (acting through its Board of Directors or its Compensation Committee) has taken all steps necessary to cause any employment compensation, severance or employee benefit arrangements that have been entered into by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates on or prior to the date of this Agreement to be exempt under amended Rule 14d-10(c) promulgated under the Exchange Act and to insure that any such arrangements fall within the safe harbor provisions of such rule. On or prior to the Acceptance Date, the Company shall have taken all steps necessary to cause any employment compensation, severance or employee benefit arrangements that have been entered into by the Company, Parent or any of their respective Affiliates after the date of this Agreement with current or future directors, officers or employees of the Company and its Affiliates to be exempt under amended Rule 14d-10(c) promulgated under the Exchange Act and to insure that any such arrangements fall within the safe harbor provisions of such rule.

(b) Except for compensation and benefits received in the ordinary course of business as an employee or director of the Company or its Subsidiaries, no director, officer or other Affiliate or Associate of the Company or any entity in which, to the Knowledge of the Company, any such director, officer or other Affiliate or Associate owns any beneficial interest (other than a beneficial interest in a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 5% of the stock of which is beneficially owned by any such Persons) is currently a party to or has any interest in (i) any partnership, joint venture, contract, arrangement or understanding with, or relating to, the business or operations of the Company or its Subsidiaries in which the amount involved exceeds $100,000 per annum, (ii) any agreement or contract for or relating to Indebtedness of the Company or its Subsidiaries, or (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in the business or operations of the Company or its Subsidiaries. To the Knowledge of the Company, there are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.

Section 3.13  Employee Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan.

(b) With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan documents and all amendments thereto and all related trust agreements or documentation pertaining to other funding vehicles; (ii) the most recent summary plan description, and all related summaries of material modifications thereto;

(iii) the IRS Forms 5500 (including schedules and attachments) and financial statements as filed for the past three (3) years; and (iv) the most recent IRS determination or opinion letter.

(c) None of the Company or any of its Subsidiaries maintains, sponsors, contributes to or is required to contribute to or has any Liability under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) plan, program, arrangement or agreement that provides for post-retirement or post-termination health, life insurance or other welfare-type benefits other than as required by Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(d) Each Company Benefit Plan that is intended to qualify under Section 401 of the Code has received a current favorable determination or opinion letter from the IRS and nothing has occurred that is reasonably likely to adversely affect the qualification of such Company Benefit Plan.

(e) The Company Benefit Plans have been maintained, funded and administered in accordance with their terms and applicable Laws in all material respects. With respect to each Company Benefit Plan, all material required or recommended payments, premiums, contributions, distributions, reimbursements or accruals for all periods (or partial periods) through the date hereof have been made or accrued in accordance with GAAP.

(f) There have been no material “prohibited transactions” (as defined in Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Benefit Plan. None of the Company, any of its Subsidiaries, or to the Knowledge of the Company any other “fiduciary” (as defined in Section 3(21) of ERISA) has any material Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan. There are no pending or, to the Knowledge of the Company, threatened suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan and, to the Knowledge of the Company, there is no basis for any such suit, action, dispute, claim, arbitration, audit, investigation, administrative or other proceeding.

(g) The Company and its Subsidiaries have complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law in all material respects. Except as set forth on Section 3.13(g) of the Company Disclosure Letter or Section 1.9 of this Agreement, the transactions contemplated by this Agreement will not cause the acceleration of vesting in, or payment of, any benefits or compensation under any Company Benefit Plan and will not otherwise accelerate or increase any Liability under any Company Benefit Plan.

Section 3.14  Labor Relations.

(a) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws and Orders governing or concerning conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including the Labor Laws, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(b) The employees of the Company and its Subsidiaries currently are not represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board, including the NLRB, or certified or voluntarily recognized by any other Governmental Entity and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company or its Subsidiaries. There currently does not exist nor, to the Knowledge of the Company, is there threatened, any material strike, slowdown, picketing or work stoppage by the employees of the Company or its Subsidiaries.

(c) No claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding taxes, penalties, overtime or other compensation, benefits, child labor or record-keeping violations, which could reasonably be expected to have a Company Material Adverse Effect, is pending or, to the Knowledge of the Company, has been filed or threatened against the Company or any of its Subsidiaries under the FLSA, the Davis-Bacon Act, the Walsh-Healey Act or the Service Contract Act, or any other applicable Law. No discrimination, illegal harassment and/or retaliation claim, complaint, charge or investigation, which could reasonably be expected to have a Company Material Adverse Effect, is pending or, to the Knowledge of the Company, has been filed or threatened against the Company or Company Subsidiary under the 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other federal Law or comparable state fair employment practices act or foreign Law, including any provincial Law regulating discrimination in the workplace. No wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company and its Subsidiaries and its and their respective employees, which could reasonably be expected to have a Company Material Adverse Effect, is pending or, to the Knowledge of the Company, has been filed or threatened against the Company or any of its Subsidiaries under any applicable Law. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation, in any material respect, of any term of any lawful employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act that could reasonably be expected to have a Company Material Adverse Effect.

Section 3.15  Contracts and Commitments.

(a) Neither the Company nor any of its Subsidiaries is a party to, is bound or affected by, or receives any benefits under, any agreement, contract or legally binding understanding, whether oral or written: (i) except for those referenced in clause (viii) below, providing for (A) aggregate noncontingent payments by or to the Company or any of its Subsidiaries in excess of $500,000 annually or (B) potential payments by or to the Company or any of its Subsidiaries reasonably expected to exceed $500,000 annually; (ii) limiting the freedom of the Company to engage in any material line of business or sell, supply or distribute any service or product, or to compete with any entity or to conduct business in any geography; (iii) that after the Effective Time would have the effect of limiting in any material respect the freedom of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) to engage in any material line of business or sell, supply or distribute any service or product, or to compete with any entity or to conduct business in any geography; (iv) involving any joint venture, partnership or similar arrangement for the sharing of profits and/or losses; (v) involving the creation, incurrence, or assumption of material Indebtedness; (vi) containing material severance or termination pay Liabilities related to termination of employment; (vii) involving procurement of goods or services (except for any Company contracts in which either the aggregate noncontingent payments to or by the Company are not in excess of $500,000 annually or the potential payments to or by the Company are not expected to exceed $500,000 annually); (viii) relating to the acquisition, transfer, in-bound licensing, out-bound licensing, development, co-development, or sharing of any Intellectual Property material to the operations of the Company or any other agreement material to the operations of the Company or any of its Subsidiaries (except for: (1) any Company contracts pursuant to which any Company Software is licensed by the Company or any of its Subsidiaries in the ordinary course of business;(2) any third party software license generally available to the public (excluding the Open Source Software required to be disclosed pursuant to Section 3.16(g)) for which the aggregate noncontingent payments by the Company are not in excess of $200,000 annually or the potential payment by the Company is not expected to be in excess of $200,000 annually; (3) non-negotiated licenses of third party Intellectual Property embedded in equipment or fixtures that are used by the Company or any of its Subsidiaries for internal purposes only); (ix) which provide for indemnification by the Company of any officer, director or employee of the Company; (x) pursuant to which the Company or any Subsidiary of the Company has any obligations or liabilities as guarantor, surety, co signer, endorser, or co maker in respect of any obligation of any Person, or any capital maintenance, keep well or similar agreements or arrangements in any such case which, individually is in excess of $250,000 annually; (xi) involving the lease of real property with aggregate annual rent payments in excess of $250,000 annually; (xii) would prohibit or materially delay the commencement or consummation of the Offer or the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder; (xiii) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by any of the Company’s Subsidiaries; (xiv) relates to any acquisition of another business by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations in excess of $500,000; (xv) involves any directors, executive officers (as such term is defined in the Exchange Act) or 5% stockholders of the Company or any of their Affiliates (other than the Company or any of its Subsidiaries) or immediate family members; (xvi) contains any covenant granting “most favored nation” status that, following the Offer or the Merger, would apply to or be affected by actions taken by Parent, the Surviving Corporation and/or their respective Subsidiaries or Affiliates; (xvii) involves any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate , commodity price, equity value or foreign currency protection contract; (xviii) contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets; or (xix) is otherwise required to be filed as an exhibit to an Annual Report on Form 10 K, as provided by Rule 601 of Regulation S K promulgated under the Exchange Act. Each contract of the type described in the immediately preceding sentence is referred to herein as a “Company Material Contract.” The Company has heretofore made available to Parent a complete and correct copy of each Company Material Contract, including any amendments or modifications thereto.

(b) Each Company Material Contract is valid and binding on the Company or its Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and is enforceable against the Company in accordance with its terms and, to the Knowledge of the Company, against each other party thereto (in each case, subject to the Bankruptcy and Equity Exception), and the Company and each of its Subsidiaries have performed in all material respects all obligations required to be performed by them under each Company Material Contract and, to the Knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation or default under (or any condition that with the passage of time or the giving of notice, or both, would cause such a violation of or default under) any Company Material Contract or any other agreement or contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have a Company Material Adverse Effect.

(c) To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time), would reasonably be expected to: (i) result in a material violation or breach of any provision of any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any person the right to receive or require a material rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract; or (v) give any Person the right to cancel terminate or modify any Company Material Contract, in each case, in a manner that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.16  Intellectual Property.  The representations and warranties made in Section 3.11 are not intended to cover Software, Intellectual Property and Information Systems (other than hardware). The representations and warranties in this Section 3.16, and in clauses (b) and (c) of Section 3.15, shall control over any other representations and warranties elsewhere in the Agreement, to the extent that any of such other representations and warranties, or any part of any of them, are inconsistent with or contradict the representations and warranties in this Section 3.16 and in clauses (b) and (c) of Section 3.15, or any part of any of them.

(a) The Company or the relevant Subsidiary owns, has a license to, or otherwise possesses sufficient rights to, the Intellectual Property used by the Company or such Subsidiary, as the case may be, to conduct its respective business as currently conducted in all material respects.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of: (i) all patented or registered Company Intellectual Property; (ii) all pending patent applications, all trademark applications, or other applications for registration of Company Intellectual Property; (iii) all material unregistered trademarks, trade names and service marks, all registered copyrights, and all material domain names owned by the Company, including, to the extent applicable for registered or issued Intellectual Property, the jurisdictions in which each such Company Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed; and (iv) major releases of all Software owned by the Company and any Subsidiary of the Company marketed or supported by the Company or any Subsidiary of the Company. All registration, maintenance and renewal fees in connection with the material registered Company Intellectual Property which have come due have been paid and, to the Knowledge of the Company, all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting, and maintaining the foregoing. To the Knowledge of the Company, there are no actions that are required to be taken by Company within 120 days of the date of this Agreement with respect to any of the foregoing, except as set out in Section 3.16(b) of the Company Disclosure Letter. Section 3.16(b) of the Company Disclosure Letter lists all License Agreements under which the Company is the licensee of third party Software that is embedded, integrated, bundled with, or otherwise distributed with the Company products or is used to provide the Company products on a software-as-a-service, web-based application, or service basis, that: (i) requires aggregate noncontingent payments by the Company in excess of $200,000 annually or potentially requires payment by the Company expected to be in excess of $200,000 annually; or (ii) (A) is not generally available to the public, or (B) has no functional equivalent that is generally commercially available, in each case the absence of which would materially impair the Company’s products or services (“Material Embedded Software”). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Third Party, is in material violation of any license, sublicense or agreement for Material Embedded Software. Except as otherwise described in Section 3.16(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the commencement and consummation of the Offer or the Merger contemplated hereby will not: (A) cause the Company or any of its Subsidiaries to be in material violation or material default under any material license, sublicense or agreement for either Company Intellectual Property or Material Embedded Software; (B) result in the termination or modification of, or entitle any other party to, any material license, sublicense or agreement for Company Intellectual Property or Material Embedded Software to terminate or modify such license, sublicense or agreement for Company Intellectual Property or Material Embedded Software; or (C) entitle any Third Party to claim any right to use or practice under any material Company Intellectual Property. The Company is the owner of all right, title and interest in and to the Company Intellectual Property free and clear of all Encumbrances other than Permitted Encumbrances and, has sole and exclusive rights to the use thereof (subject to fair use exceptions) in connection with the services or products in respect of which the material Company Intellectual Property is being used by the Company or any of its Subsidiaries, subject to any license agreements to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries licenses others to use any such Company Intellectual Property in the ordinary course of business. The foregoing representations are subject to ownership and use rights in third parties relating to unregistered Company Intellectual Property (except copyrights) where the third party has without infringing or misappropriating any rights of the Company or any of its Subsidiaries developed or obtained such Intellectual Property independently.

(c) To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property rights by any Third Party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property, other than indemnification obligations arising in the ordinary course of business.

(d) All issued patents and registered trademarks and service marks held by the Company or any of its Subsidiaries are valid, and existing. To the Knowledge of the Company, there is no material loss or expiration of any of the Company Intellectual Property threatened or pending, except for the expiration dates of patents and with respect to trademarks and service marks which are not being used. To the Knowledge of the Company, there is no assertion or claim pending challenging the ownership, use, validity or enforceability of any Company Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim of infringement or misappropriation by the Company or any of its

Subsidiaries of any Intellectual Property of any Third Party nor, to the Knowledge of the Company has any such suit, action or proceeding been threatened against the Company or any of its Subsidiaries nor, to the Knowledge of the Company, has the Company or any of it Subsidiaries received any demands or unsolicited offers to license any Intellectual Property from any Third Party. The conduct of the business of the Company and each of its Subsidiaries has not infringed or misappropriated and is not infringing or misappropriating any Intellectual Property of any Third Party in a manner which would reasonably be expected to have a Company Material Adverse Effect. No Third Party has notified the Company that it is challenging the ownership or use by the Company or any of its Subsidiaries, or the validity of, any of the Company Intellectual Property in a manner which would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has brought or is bringing or has threatened any action, suit or proceeding for infringement or misappropriation of the Company Intellectual Property or breach of any license or agreement involving Company Intellectual Property against any Third Party. To the Knowledge of the Company, there are no pending or threatened interference, re-examinations, or oppositions involving any material patents, patent applications, or trademarks of the Company or any of its Subsidiaries.

(e) The Company or its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets and confidential information deemed material by the Company or its Subsidiaries. Without limiting the foregoing, each of the Company and its Subsidiaries have instituted policies requiring each employee, consultant and independent contractor exposed to Trade Secrets or such Confidential Information to execute proprietary information and confidentiality agreements substantially in the Company’s standard forms, which forms have been made available to Parent.

(f) Except as set forth in Section 3.16(f) of the Company Disclosure Letter, the material Intellectual Property owned by the Company in Software used in the Company’s products or any of its Subsidiaries was: (i) developed by employees of the Company or its Subsidiaries within the scope of their employment: (ii) developed by independent contractors who have assigned their rights (including Intellectual Property rights) to the Company or its Subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or its Subsidiaries from a Third Party pursuant to written agreements.

(g) Section 3.16(g) of the Company Disclosure Letter lists all material Open Source Software that is incorporated into, combined with, distributed with, or made available with, any Company product whether distributed or provided on a software-as-a-service, web-based application, or other service basis. Neither the Company nor any of Subsidiaries have modified any of the Open Source Software identified in Section 3.16(g) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries have used any Open Source Software in a manner that would require the Company or any of its Subsidiaries to disclose source code for any Company products, grants rights to redistribute the Company’s products to any Third Party, grant patent non-asserts or patent licenses to any Third Party, or otherwise grant any right not specifically granted in the Company’s or any of its Subsidiary’s license agreement with any Third Party.

(h) Except as set forth in Section 3.16(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed or delivered to any Third Party, agreed to disclose or deliver to any Third Party, or permitted the disclosure or delivery to any escrow agent of, any source code that is Company Intellectual Property and the confidentiality of which is material to the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed or delivered to any Third Party by the Company, any of its Subsidiaries or any person acting on their behalf.

(i) All products of the Company and its Subsidiaries are free of any material third party disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other similar programs, software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company product (or any part thereof) or data or other Software of users or otherwise cause them to be incapable of being used in the full manner for which they were designed, in each case except as would reasonably be expected not to have a Company Material Adverse Effect.

(j) The computer Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party Software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or Software systems that are used or relied on by the Company and its Subsidiaries (collectively, “Information Systems”), have, together with other Company assets and personnel, generated the results reflected in the financial statements of the Company and the Company and its Subsidiaries have purchased a sufficient number of license seats for all Software used by the Company and its Subsidiaries in such operations.

(k) With respect to the Information Systems: (i) to the Knowledge of the Company there have been no successful unauthorized intrusions or breaches of the security of the Information Systems; (ii) there has not been any material malfunction that has not been remedied or replaced in all material respects or any unplanned downtime or service interruption lasting more than 60 minutes in the period beginning twenty-four (24) months prior to the date hereof through the date hereof; (iii) the Company and its Subsidiaries have implemented or are in the process of implementing (or in the exercise of reasonable business judgment have determined that implementation is not yet in the best interest of the Company and its Subsidiaries) in a timely manner any and all security patches or security upgrades that are generally available for the Company’s and its Subsidiaries’ Information Systems; and (iv) no Third Party providing services to the Company and its Subsidiaries has failed to meet any service obligations in any material respect.

(l) Except as set forth in Section 3.16(l) of the Company Disclosure Letter, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of any material Company Intellectual Property and no governmental entity, university, college, other educational institution or research center has any claim or right in or to such material Company Intellectual Property. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or Intellectual Property owned or used by the Company or its Subsidiaries, has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(m) The Company and its Subsidiaries are in possession of the source code and object code for all material elements of the Software owned by the Company or any of its Subsidiaries.

Section 3.17  Insurance Policies.  Section 3.17 of the Company Disclosure Letter sets forth a list of all material insurance policies maintained by the Company and its Subsidiaries. All such insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) and will be maintained by the Company and its Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or its Subsidiaries occurring through the Effective Time, and the Company and its Subsidiaries have not reached or exceeded their policy limits for any insurance policies in effect at any time during the past five years. Neither the Company nor any Company Subsidiary is in breach or default of any of such insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default or permit termination or modification of any of such insurance policies. Since December 31, 2008, the Company has not received any written notice or to the Knowledge of the Company any other written communication regarding any actual or threatened: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any material coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

Section 3.18  Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor whose brokerage, investment banking, finders and financial advisory fees shall be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.19  Company Financial Advisor Opinion.  The Company Financial Advisor has delivered to the Company Board of Directors its opinion to the effect that, as of the date of such opinion, the consideration to be received by the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders (the “Fairness Opinion”). The Company shall provide a complete and correct signed copy of such opinion to Parent solely for informational purposes as soon as practicable after the date of this Agreement. The Company shall also include in the Schedule 14D-9 related to the Offer, in its entirety, the Fairness Opinion, together with a summary thereof in such form as the Company Financial Advisor shall provide or approve in writing in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether Item 1015(b) is applicable).

Section 3.20  Rights Agreement; Anti-Takeover Provisions.

(a) The entering into of this Agreement and the Stockholder Agreements, and the consummation of the transactions contemplated hereby and thereby, including the Offer and the Merger, do not and will not, (i) result in any Person being deemed to have become an Acquiring Person (as defined in the Rights Plan), (ii) result in the ability of any Person to exercise any Rights under the Rights Plan, (iii) enable or require the Rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Rights for shares of the Company’s capital stock, pursuant to the Rights Plan. No triggering or similar event has occurred or will occur by reason of (1) the Offer, (2) the adoption, approval, execution or delivery of this Agreement and the Stockholder Agreements, (3) the public announcement of such adoption, approval, execution or delivery or (4) the consummation of the transactions contemplated hereby and thereby.

(b) Assuming the truth of the representation set forth in Section 4.11, on or prior to the date that the Company executes this Agreement, the Company Board of Directors shall have taken all other necessary action so that the restrictions in Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law applicable to the Company do not, and will not, apply to the Offer, this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.21  Environmental Matters.  Except for such matters that individually or in the aggregate have not had and could not reasonably be expected to have a Company Material Adverse Effect: (a) each of the Company and its Subsidiaries is and, to the Knowledge of the Company, has been in compliance with all applicable Environmental Laws and possesses and is and, to the Knowledge of the Company, has been in compliance with all required Environmental Permits; (b) to the Knowledge of the Company, there are no Environmental Claims pending or threatened against the Company or any of its Subsidiaries, (c) none of the Company or any of its Subsidiaries or any of their predecessors has caused any Release or threatened Release of Hazardous Materials at any property currently owned or operated by the Company or any of its Subsidiaries, which could reasonably be expected to result in an Environmental Claim and (d) neither the Company nor any Company Subsidiary has received any written (or, to the Knowledge of the Company, oral) claim or notice of violation from any Governmental Entity alleging that the Company or any Company Subsidiary is in violation of, or liable under, any Environmental Law, or regarding any Hazardous Materials. All environmental reports, assessments and audits in the possession or control of the Company or any of its Subsidiaries, containing information that could reasonably be expected to be material to the Company or any of its Subsidiaries, have been made available to the Parent. The representations and warranties made in this Section 3.21 are the exclusive representations and warranties of the Company relating to environmental matters.

Section 3.22  Information Supplied.  Neither the written information supplied, or to be supplied, by or on behalf of the Company for inclusion or incorporation by reference into (i) the Offer Documents, the Schedule 14D-9 or any information statement to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 under the Exchange Act (the “Information Statement”) or any other documents to be filed by Parent, Merger Sub or the Company with the SEC or any other Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated hereby will, on the date of its filing and at the date it is mailed to the Company Common Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company Common

Stockholders or at the time of the Company Common Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9, the Information Statement, the Proxy Statement and all other documents filing with the SEC by the Company will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in any of the foregoing documents.

Section 3.23  Product Warranties.  There are no pending or, to the Company’s Knowledge, threatened Actions against either the Company or any Subsidiary in respect of injury to person or property of its employees or any third parties, arising from or relating to the sale or license of any product or performance of any service by the Company or any Subsidiary, including claims arising out of the defective or unsafe nature of the products or services.

Section 3.24  Termination of Prior Merger Agreement.  The Board of Directors of the Company has determined that the Offer, the Merger and the transactions contemplated hereby constitute a Superior Proposal (as such term is defined under the Prior Merger Agreement) compared to the merger and transactions contemplated by the Prior Merger Agreement. The termination of the Prior Merger Agreement was duly authorized by the Company, and the Company shall have duly terminated the Prior Merger Agreement prior to executing this Agreement, in full compliance with the terms of the Prior Merger Agreement and without breach thereunder. On and after the date that the Company executes this Agreement, no further action is necessary to terminate the Prior Merger Agreement. On and after the date that the Company executes this Agreement, all liabilities and obligations of the Company under the Prior Merger Agreement (including any amounts owed) shall have been satisfied in full and the Company shall have no further obligations or liabilities with respect to the Prior Merger Agreement and the transactions contemplated thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to such exceptions as are disclosed in the Parent Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1  Organization and Good Standing.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation.

Section 4.2  Authority for Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Offer, Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub, and no other votes or approvals of any class or series of capital stock of Parent or Merger Sub (other than the vote of Parent as the sole stockholder of Merger Sub in the event the Merger is not consummated pursuant to Section 253 of the DGCL), are necessary to authorize this Agreement or to consummate the Offer, the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject the Bankruptcy and Equity Exception.

Section 4.3  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the commencement and consummation of the Offer and the

Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate Parent’s Amended and Restated Certificate of Incorporation or Parent Bylaws, or the equivalent charter documents of Merger Sub, (ii) conflict with or violate any Law applicable to Parent or its Subsidiaries or by which any material property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance, other than Permitted Encumbrances, on any material property or asset of Parent or its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub (including the commencement and consummation of the Offer) will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, or state securities laws or “blue sky” laws and the HSR Act.

Section 4.4  Litigation.  There are no suits, actions or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, including Merger Sub, that would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5  Availability of Funds.

(a) Parent has provided the Company with true and complete copies of (i) the commitment letter, dated as of the date hereof, from Morgan Stanley Senior Funding, Inc. (the “Debt Financing Commitment”), regarding the amounts set forth therein for the purposes of financing the Offer and the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) the Equity Commitment Letters (together with the Debt Financing Commitment, the “Financing Commitments”), regarding the proposed equity investments set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of the other parties thereto, in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Parent and Merger Sub will have at the closing of the Offer funds sufficient to pay all of the amounts payable under Article I of this Agreement or otherwise in connection with or as a result of the Offer and the Merger and the other transactions contemplated hereby and all fees and expenses associated therewith. Each Financing Commitment has not been amended or modified, and the commitments set forth in each Financing Commitment have not been withdrawn or rescinded in any respect. Each Financing Commitment, in the form so delivered to the Company on the date hereof, is in full force and effect. There are no conditions precedent or other contingencies related to the funding of (i) the full amount of the Equity Financing at the closing of the Offer other than the conditions set forth in Annex A and (ii) the Debt Financing at the closing of the Offer other than the conditions set forth in the Debt Financing Commitment. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments. Parent has no reason to believe that any of the conditions to any of the Financings will not be satisfied or that all of the Financings will not be available to Parent on the closing of the Offer. Parent has fully paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with each Financing Commitment. Notwithstanding anything to the contrary contained herein, Parent’s obligation to consummate the transactions contemplated hereby is not contingent on Parent’s ability to obtain any financing prior to consummating the Merger.

(b) The following provision is not intended to imply that the Financing Commitments are a condition to consummation of the transactions contemplated hereby. Any of the Debt Financing Commitment and the

Equity Commitments Letters may, in accordance with the provisions of this Agreement, be superseded at the option of Parent after the date of this Agreement by instruments (the “Alternative Financing Commitments”) replacing the then existing Debt Financing Commitment and Equity Commitment Letters, provided that there shall remain in Escrow an amount equal to the Parent Termination Fee. In such event, (x) the term “Financing Commitments” as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the Alternative Financing Commitments to the extent then in effect, and (y) the term “Debt Financing” as used herein shall mean the debt financing contemplated by the Financing Commitments as modified pursuant to the foregoing clause (x).

Section 4.6  Guarantee.  The Sponsor has delivered the Guarantee to the Company. The Guarantee is in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of either Parent or the Sponsor under any term or condition of any Guarantee.

Section 4.7  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective directors, officers or employees, for which the Company may become liable.

Section 4.8  Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, is wholly-owned directly and beneficially by Parent and, prior to the Effective Time, Merger Sub will have engaged in no business and have no Liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 4.9  Information Supplied.  Neither the written information supplied, or to be supplied, by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference into (i) the Offer Documents, the Schedule 14D-9 or the Information Statement or any other documents to be filed by Parent, Merger Sub or the Company with the SEC or any other Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated hereby, will, on the date of its filing or at the date it is mailed to Company Common Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company Common Stockholders or at the time of the Company Common Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents, the Information Statement, the Proxy Statement and all other documents filed with the SEC will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event with respect to Parent or Merger Sub shall occur which is required to be described in the Proxy Statement or Schedule 14D-9, Parent shall promptly disclose such event to the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in any of the foregoing documents.

Section 4.10  Management Arrangements.  As of the date hereof, except as previously disclosed to the Company Board, there are no contracts or any other binding arrangements between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any director or officer of the Company, on the other hand, relating to this Agreement, the Offer, the Merger or any other transactions contemplated by this Agreement (including as to any investments to be made in, or contributions to be made to, Parent or Merger Sub), or to the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing.

Section 4.11  Solvency.  As of the Acceptance Date and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Offer and the Merger and all payments contemplated by this Agreement in connection with the Offer and the Merger (including payment of all amounts payable under Article I of this Agreement in connection with or as a result of the Offer and the Merger) and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, and assuming the accuracy as of the Acceptance Date in all material respects of those representations and warranties of the Company set forth in Article III that relate to the subject matter of clauses (i) through (iii) of this Section 4.11

(including Section 3.8): (i) the amount of the “fair saleable value” of the assets of each of Merger Sub, the Company and its Subsidiaries will exceed (A) the value of all liabilities of Merger Sub, the Company and such Subsidiaries, including contingent and other liabilities, and (B) the amount that will be required to pay the probable liabilities of the Merger Sub, the Company and such Subsidiaries on their existing debts as such debts become absolute and matured, (ii) each of Merger Sub, the Company and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of Merger Sub, the Company and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.12  Section 203 of the DGCL.  As of the date hereof, neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, and neither Parent nor Merger Sub “owns” any shares of capital stock of the Company as defined in Section 203 of the DGCL.

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that between the date of this Agreement and the Acceptance Date, unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned (and except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly contemplated, permitted or required by this Agreement), the Company shall and shall cause each of its Subsidiaries to, (i) maintain its existence in good standing under applicable Law, (ii) subject to the restrictions and exceptions set forth in Section 5.1(b) or elsewhere in this Agreement, conduct its business and operations only in the ordinary and usual course of business and in a manner consistent with prior practice, and (iii) use commercially reasonable efforts to (A) preserve intact its assets, properties, contracts or other legally binding understandings, licenses and business organizations, (B) generally keep available the services of its current officers and key employees as determined by the Company’s Chief Executive Officer in consultation with Parent and (C) preserve the current relationships of the Company and its Subsidiaries with customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which the Company or any of its Subsidiaries has business relations.

(b) Without limiting the foregoing, the Company covenants and agrees that between the date of this Agreement and the Acceptance Date, the Company shall not and shall cause each of its Subsidiaries not to (except as expressly contemplated, permitted or required by this Agreement, including Section 1.7 hereof, as set forth on the applicable subsection of Schedule 5.1(b) of the Company Disclosure Letter or with the prior written approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned (other than, with respect to such approval being not unreasonably withheld, delayed or conditioned, in the case of clauses (i), (ii) and (iii) below): (i) declare, set aside, establish a record date for, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or, except as permitted by Section 5.6, enter into any agreement with respect to the voting of its capital stock; (ii) adjust, split, combine or reclassify any of its capital stock or that of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or that of its Subsidiaries; (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its or its Subsidiaries’ capital stock or any Company Common Stock Rights or Subsidiary Stock Rights (except pursuant to restricted stock award agreements outstanding on the date hereof); (iv) issue, deliver or sell, pledge or encumber any shares of its or its Subsidiaries’ capital stock, or any Company Common Stock Rights (other than the issuance of shares of Company Common Stock upon the exercise of Company Common Stock Options or pursuant to the ESPP solely with respect to the Final Offering Period) (v) take any action the intended and actual result of which is to prevent the Company from consummating the Merger in accordance with the terms hereof other than any action otherwise required or permitted to be taken hereunder; (vi) amend the Company Certificate of Incorporation or Company Bylaws or equivalent organizational documents of the Company’s Subsidiaries; (vii) incur, create, assume or otherwise become liable for any Indebtedness or assume, guaranty, endorse or otherwise become liable or responsible for the Indebtedness of any other Person; (viii) make any loans, advances or capital contributions to or investments in any other Person (other than loans, advances, capital contributions, or investments made to the Company’s Subsidiaries or loans or advances made to other Persons, including customer financing and installment payment arrangements, in the ordinary course of business consistent with past practice); (ix) merge or consolidate with any other entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization or otherwise permit its corporate existence to be suspended, lapsed or revoked; (x) change its Tax accounting methods, principles or practices, except as required by GAAP or applicable Laws; (xi) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former employees, directors or Affiliates of the Company, other than alterations or amendments (A) made with respect to non-officers and non-directors in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, (B) as expressly contemplated by Section 1.7 of this Agreement or (C) required under applicable Laws; (xii) hire any new employees other than non-officer employees in the ordinary course of business consistent with past practice; (xiii) sell, license, mortgage, transfer, lease, pledge or otherwise subject to any Encumbrance, other than Permitted Encumbrances, or otherwise dispose of any material properties or assets (including stock or other ownership interests of its Subsidiaries), other than in the ordinary course of business consistent with prior practice; (xiv) acquire any material business, assets or securities other than in the ordinary course of business consistent with past practice; (xv) make any Tax election not consistent with prior practice or settle or compromise any material income Tax Liability or fail to file any material Tax Return when due or fail to cause such Tax Returns when filed to be complete and accurate in all material respects or file any materially amended Tax Return; (xvi) incur or commit to incur any unbudgeted capital expenditures, or any obligations or liabilities in connection therewith that individually or in the aggregate, are in excess of $250,000, except in the ordinary course of business consistent with past practices or materially delay any material capital expenditures; (xvii) pay, discharge, settle or satisfy any Liabilities, other than the payment, discharge or satisfaction of Liabilities in the ordinary course of business, consistent with past practice, as required by any applicable Law, as accrued for in the Company Financial Statements or as required by the terms of any contract of the Company, as in effect on the date of this Agreement; (xviii) waive, release, grant or transfer any right of material value, other than in the ordinary course of business, consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or, subject to the terms hereof, fail to enforce, or consent to any material matter with respect to which its consent is required under, any material confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party (other than to permit a Person to present an Acquisition Proposal or take any other action permitted under Section 5.6); (xix) enter into, modify, amend or terminate (A) any contract which if so entered into, modified, amended or terminated could be reasonably likely to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the transactions contemplated by this Agreement or (B) except in the ordinary course of business, any Company Material Contract; (xx) terminate any officer or key employee of the Company except as determined by the Company’s Chief Executive Officer in consultation with Parent; (xxi) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (xxii) except as required by GAAP, revalue any of its material assets or make any changes in accounting methods, principles or practices; (xxiii) enter into any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder; (xxiv) engage in any transaction with, or enter into any agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404; (xxv) compromise, release, waive or settle any Action (A) directly relating to or affecting the Company’s Intellectual Property, (B) having a value or in an amount in excess of $250,000 or (C) that is brought by any current, former or purported holder of any capital stock or debt securities of the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement; (xxvi) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries; (xxvii) grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business; (xxviii) abandon or allow to lapse or expire any registration or application for material Company Intellectual Property; (xxix) enter into any new line of business outside of its existing business segments; (xxx) engage in Company-wide communication with employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with the Offer or the Merger, unless any such communications are substantially consistent with prior directives, guidelines or other documentation provided to the Company by Parent; or (xxxi) except as permitted by Section 5.6 hereof, agree to take or enter into any letter of intent or similar agreement or arrangement with respect to any of the actions described in this Section 5.1(b).

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Acceptance Date. Prior to the Acceptance Date, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2  Access to Information and Employees.

(a) From the date hereof to the Effective Time, the Company shall, and shall cause the Representatives of the Company to, afford the Representatives of Parent and Merger Sub reasonable access during normal business hours to the officers, employees, agents (including outside accountants), properties, offices and other facilities, books and records of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request.

(b) During the period between the date hereof and the Effective Time, the Company shall provide, and shall cause its Subsidiaries and its and their Representatives to provide, to Parent and to the Representatives of Parent, reasonable cooperation that may be reasonably requested by Parent in connection with the Financing to be incurred by Parent in order to consummate the transactions contemplated hereby, including but not limited to using commercially reasonable efforts to cause its advisors to provide financial statements and comfort letters that may be reasonably requested and are otherwise customary for such Financing.

(c) No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) The Company acknowledges that, prior to the Effective Time, Parent or its Representatives may make available to the Company or its Representatives certain information that is confidential, proprietary or otherwise not publicly available including analyses, forecasts, plans, summaries and/or studies and that all such confidential material given by or on behalf of Parent to the Company will not be disclosed, reproduced, disseminated, quoted or referred by the Company or any of its Subsidiaries or Representatives to any Person.

Section 5.3  Reasonable Best Efforts; Notification.

(a) Subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the taking of all commercially reasonable acts necessary to cause the conditions set forth in Annex A or Article VI to be satisfied, (ii) obtaining all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Entities and making all necessary, proper or advisable registrations, filings and notices and taking all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity (including, without limitation, under the HSR Act, and including any Request for Additional Information and Documentary Material thereunder (a “Second Request”)); (iii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from the non-governmental Third Parties; (iv) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents; and (iv) exercising the Additional Share Option.

(b) Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to make promptly any required submissions under the HSR Act (including any required submissions under a Second Request) and any other Antitrust Laws which the Company or Parent determines should be made, in each case with respect to the Offer and the Merger and the transactions contemplated hereby and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the Company’s business in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any suit, claim, action, investigation or proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such suit, claim, action, investigation, proceeding or threat, (3) promptly inform the other party of any material communication concerning the HSR Act or other Antitrust Laws to or from any Governmental Entity regarding the Offer or the Merger and (4) furnish to the other party such information and assistance as the other may reasonably request in connection with any filing or other act undertaken in compliance with the HSR Act and any other Antitrust Laws. Except as may be prohibited by any Governmental Entity, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any suit, claim, action, investigation or proceeding under or relating to the HSR Act or any other Antitrust Law. Each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such legal proceeding.

(c) Each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall promptly (and in any event within five (5) Business Days) notify the other party in writing if it believes that such party has breached any representation, warranty, covenant or agreement contained in this Agreement that could, individually or in the aggregate, result in a failure of a condition set forth in Annex A hereto.

(d) If any Antitakeover Laws are or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board of Directors shall promptly grant such approvals and use commercially reasonable efforts to take such other lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Offer or the Merger, as the case may be, and otherwise take such other commercially reasonable and lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

(e) Prior to the Acceptance Date, the Company (acting through its Board of Directors or its Compensation Committee) shall take all steps necessary to cause any employment compensation, severance or employee benefit arrangements that have been entered into by the Company, Parent or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates to be exempt under amended Rule 14d-10(c) promulgated under the Exchange Act and to insure that any such arrangements fall within the safe harbor provisions of such rule.

Section 5.4  Proxy.

(a) Proxy Statement. If the adoption of this Agreement by the Company Common Stockholders is required by Law, the Company shall, at Parent’s request, prepare preliminary proxy materials which shall constitute the Proxy Statement and the Company shall cause such Proxy Statement to be filed with the SEC as soon as practicable after the expiration of the Offer, and shall use its reasonable best efforts to cause such filing to occur no later than the date that is two (2) Business Days following such date. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. Subject to and without limiting the rights of the Company Board of Directors pursuant to Section 5.6, the Proxy Statement shall include the Company Recommendation.

(b) SEC Comments. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall, in consultation with the Parent, prepare and the Company shall file any required amendments to, and the definitive, Proxy Statement with the SEC. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response and shall give due consideration to including in such document or response comments reasonably and timely proposed by Parent. As promptly as practicable after the clearance of the Proxy Statement by the SEC (the “SEC Clearance Date”), the Company shall mail the Proxy Statement and all other proxy materials to the Company Common Stockholders and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies. If the SEC has failed to affirmatively notify the Company within ten (10) days after the filing of the Proxy Statement with the SEC that it will not be reviewing the Proxy Statement, then the Company shall use its reasonable best efforts to obtain such affirmative clearance of the Proxy Statement from the SEC and the date on which the Company receives such affirmative clearance shall be the “SEC Clearance Date”.

(c) Information Supplied. Each of Parent, Merger Sub and the Company agrees, as to it and its Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent or Merger Sub which should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company and, to the extent required by the Exchange Act and any other applicable Laws, the Company shall amend or supplement the Proxy Statement promptly to disclose such event or circumstance. If at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent and, to the extent required by the Exchange Act and any other applicable Laws, the Company shall amend or supplement the Proxy Statement promptly to disclose such event or circumstance.

Section 5.5  Approval of Merger.

(a) If the adoption of this Agreement by the Company Common Stockholders is required by Law:

(i) The Company shall duly call, give notice of and hold a meeting of its stockholders for the purpose of considering and voting upon the adoption of this Agreement (the “Company Stockholders Meeting”) as promptly as practicable following the date on which the Proxy Statement is mailed to the Company Common Stockholders; provided, that without the prior written consent of Parent, (i) the Company shall use its reasonable best efforts to cause the Company Stockholders Meeting to be held not later than thirty (30) calendar days after the SEC Clearance Date, and (ii) the Company may not adjourn or postpone the Company Stockholders Meeting;

(ii) The Company shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Company Stockholders Meeting (the “Record Date”), which record date shall not be prior to the Acceptance Date. Once the Company has established the Record Date, the Company shall consult with Parent prior to changing the Record Date or establishing a different record date for the Company Stockholders Meeting, unless required to do so by applicable Law.

(iii) Subject to Section 5.6 and Article VII, at the Company Stockholders Meeting, the Company shall, through the Company Board of Directors, make the Company Recommendation unless there has been a Company Adverse Recommendation Change (which cannot occur after the Acceptance Date). Prior to any Company Adverse Recommendation Change, the Company shall take all reasonable lawful action to solicit the Company Required Vote. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is validly terminated pursuant to, and in accordance with Article VII, this Agreement shall be submitted to the Company Common Stockholders for the purpose of obtaining the Company Required Vote. The Company shall, upon the reasonable request of Parent, use its reasonable best efforts to advise Parent during the last ten (10) Business Days prior to the date of the Company Stockholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Required Vote. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedure matters) which the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(iv) Parent shall cause all shares of Company Common Stock purchased pursuant to the Offer and all other shares of Company Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent to be voted in favor of the adoption of this Agreement.

(b) If, following the Acceptance Date and, if exercised, the closing of the Additional Share Option, Parent, Merger Sub, and any other subsidiary of Parent shall own, in the aggregate, at least 90% of the outstanding shares of Company Common Stock, Merger Sub shall, and Parent shall cause Merger Sub to, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer or exercise of the Additional Share Option, as applicable, without a Company Stockholders Meeting in accordance with Section 253 of the DGCL, including, for the avoidance of doubt, (i) causing the transfer to Merger Sub of any Company Common Stock owned by Parent and any other subsidiary of Parent and (ii) executing, acknowledging and filing with the Delaware Secretary a Certificate of Ownership and Merger.

Section 5.6  No Solicitation of Transactions.

(a) Except as expressly permitted by this Section 5.6, the Company and its officers and directors shall, and the Company shall instruct and cause its Representatives and Subsidiaries and their Representatives to, immediately from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not:

(i) initiate, solicit, propose, encourage (including by providing information) or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its Subsidiaries to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide any information or data concerning the Company or any of its Subsidiaries to any Person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the Person receiving the confidential information could use such information for purposes of evaluating or developing an Acquisition Proposal;

(iii) grant any waiver, amendment or release under any standstill or confidentiality agreement, the Rights Agreement or Takeover Statutes;

(iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that contradicts this Agreement or requires the Company to abandon this Agreement; or

(v) resolve, propose or agree to do any of the foregoing.

The Company will, and will cause its Representatives to, promptly cease and cause to be terminated, any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, and will promptly request the return of all confidential information provided by or on behalf of the Company to any and all Persons (including Project Alta Merger Corp., Project Alta Holdings Corp., their sponsors and any of their affiliates or representatives) who have had such discussions or negotiations or who have entered into confidentiality agreements with the Company pertaining to an Acquisition Proposal or similar transaction.

(b) Notwithstanding anything to the contrary contained in Section 5.6(a) or elsewhere in this Agreement, but subject to the penultimate sentence of this Section 5.6(b), at any time following the date hereof and prior to, but not after, the Acceptance Date, the Company may, subject to compliance with this Section 5.6:

(i) provide information in response to a request therefor to a Person who has made an unsolicited written Acquisition Proposal after the date of this Agreement if and only if, prior to providing such information, the Company has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall promptly make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or the Parent Representatives; or

(ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited written Acquisition Proposal;

provided, that prior to taking any action described in Section 5.6(b)(i) or Section 5.6(b)(ii) above, (A) the Company Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would violate the directors’ fiduciary duties under applicable Laws, and (B) the Company Board of Directors shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. Without modifying the generality of the foregoing, prior to engaging in substantive discussions or negotiations with a Person submitting an unsolicited written Acquisition Proposal, the Company, after consultation with its Representatives shall make a determination that, to the best of the Company’s Knowledge: (x) such Person is reasonably likely to have adequate sources of financing or adequate funds to consummate such Acquisition Proposal and (y) such Person has stated in writing that it does not propose obtaining financing as a condition to its obligation to consummate such Acquisition Proposal. The Company shall not provide any such Person with access to non-public information until the preceding criteria are satisfied. The Company shall require any Person submitting an unsolicited Acquisition Proposal to include any proposed changes to the terms of this Agreement.

(c) Except as expressly provided by Section 5.6(d), at any time after the date hereof, neither the Company Board of Directors nor any committee thereof shall:

(i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or the Merger Sub, the Company Recommendation with respect to the Offer or the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Parent so requests in writing (provided that Parent may make such request no more than two (2) times) or at a time when an Acquisition Proposal has been made and not withdrawn, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within twenty (20) Business Days after the commencement of such Acquisition Proposal or (E) fail to include the Company Recommendation in the Schedule 14D-9 related to the Offer and the Proxy Statement (any action described in clauses (A) through (E), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement relating to any Acquisition Proposal.

(d) Notwithstanding anything to the contrary set forth in this Agreement (i) at any time prior to the Effective Time, the Company Board (or any committee thereof) may effect a Company Adverse Recommendation Change if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so is reasonably likely to violate the directors’ fiduciary duties under applicable laws, and (ii) at any time prior to the Acceptance Date, if the Company has received a written Acquisition Proposal from any Person that is not withdrawn and that the Company Board of Directors concludes constitutes a Superior Proposal, the Company Board of Directors may authorize the Company to terminate this Agreement to enter into an Acquisition Agreement with respect to such Superior Proposal, provided, however, that the Company may take the action provided for in this clause (ii), if and only if:

(A) the Company shall have complied with its obligations under this Section 5.6 in all material respects;

(B) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), to the effect that the Company Board has received a written Acquisition Proposal that is not withdrawn and that the Company Board of Directors concludes constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board of Directors has resolved to terminate this Agreement pursuant to this Section 5.6(d), which notice shall specify the basis for such termination, including the identity of the party making the Superior Proposal and the material terms thereof; and

(C) prior to effecting such termination, the Company shall, and shall cause their financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, that in the event of any material revisions to the Acquisition Proposal that the Company Board of Directors has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.6 (including this Section 5.6(d)) with respect to such new written notice.

(e) Nothing contained in this Section 5.6 shall be deemed to prohibit the Company or the Company Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act. Notwithstanding anything in this Section 5.6 to the contrary, the Company and the Company Board of Directors may not take, agree or resolve to take any action that would result in the Company Common Stockholders no longer being capable under Delaware Law of validly adopting this Agreement.

(f) From and after the date hereof, the Company agrees that it will promptly (and, in any event, within two days) notify Parent if any proposals or offers with respect to an Acquisition Proposal (including any material amendments thereto) are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers (subject to any pre-existing confidentiality agreements binding upon the Company). Neither Parent nor Merger Sub shall communicate with any Person who has made an Acquisition Proposal with respect to such Acquisition Proposal or any related matter during the term of this Agreement.

(g) The Company agrees that in the event any of its Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.6, then the Company shall be deemed to be in breach of this Section 5.6.

Section 5.7  Public Announcements.  The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of Nasdaq or any listing agreement if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made.

Section 5.8  Litigation.  Each of Parent, Merger Sub and the Company agrees to use its commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Offer, the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any Order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity promptly vacated or reversed.

Section 5.9  Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of six years from and after the Effective Time, Parent and the Surviving Corporation shall indemnify, advance expenses to, and hold harmless all past and present officers and directors of the Company (“Indemnified Persons”) to the fullest extent permitted by law and the same extent and in the same manner such persons are indemnified as of the date of this Agreement by the Company pursuant to the DGCL, the Company Certificate of Incorporation and the Company Bylaws for acts or omissions occurring at or prior to the Effective Time; provided, however, in the case of advancement of expenses, any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advance if it is ultimately determined that such person is not entitled to indemnification. The Certificate of Incorporation and the Bylaws of the Surviving Corporation will contain provisions with respect to exculpation, advancement and indemnification that are at least as favorable to the Indemnified Persons as those contained in the Company

Certificate of Incorporation and the Company Bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of not less than six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such a modification is required by Law.

(b) The Company shall negotiate and purchase “tail” insurance coverage from the Company’s existing directors and officers liability insurers, or from other insurers, that provides for a period of six (6) years that is no less favorable in both amount and terms and conditions of coverage than the Company’s existing directors and officers liability insurance programs, or if substantially equivalent insurance coverage is not available, the best available coverage (“D&O Insurance”); provided however that the aggregate cost for the purchase of such D&O Insurance (for the entire six (6) year tail coverage period) shall not exceed more than 250% of the aggregate premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program, provided, further, that should the cost of D&O Insurance exceed the 250% cap, the Company shall instead purchase the best available coverage for 250% of the aggregate premium paid by the Company for the existing directors and officers liability and fiduciary liability insurance program.

(c) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation set forth in this Section 5.9.

(d) The obligations set forth in this Section 5.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person or any other person who is a beneficiary under the D&O Insurance (and their heirs and representatives) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.9, with full rights of enforcement against the Surviving Corporation and Parent as if a party thereto. The rights of the Indemnified Persons and other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives) under this Section 5.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the charters, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable law (whether at law or in equity).

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

Section 5.10  Conveyance Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 5.11  Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until or after the Effective Time. After the Effective Time, the Company shall also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by Nasdaq Marketplace Rule 5615(c) and make all necessary filings and disclosures associated with such status.

Section 5.12  Financing.

(a) Parent shall use its reasonable best efforts to (a) negotiate definitive agreements with respect to the Financings on the terms and conditions contemplated by the Financing Commitments or, to the extent the Financing Commitments are not available to Parent, on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) and (b) satisfy on a timely basis all conditions set forth in such Financing Commitments applicable to Parent and Merger Sub that are within their control. If any portion of the Financing Commitments becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event; provided, that consummating the Financings is not a condition to consummation of the Offer or the Merger and Parent shall draw down each Financing Commitment in full and without condition in order to consummate the Offer and the Merger and the other transactions contemplated hereby. Parent shall give the Company prompt notice of any material breach by any party to any Financing Commitment, of which Parent becomes aware, or any termination of any Financing Commitment. The Company shall use reasonable efforts to cooperate, and to cause its Subsidiaries and Representatives to cooperate, with Parent and Representatives of Parent in connection with obtaining the Financing, including, without limitation, participating in the preparation of any pro forma financial statements, the preparation of rating agencies presentations, the preparation of any comfort letters and offering memoranda and registration statements, and, at Parent’s request and expense, marketing efforts conducted in connection with the Financings.

(b) Parent and Merger Sub shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary or advisable to obtain the Financing contemplated by each Financing Commitment and, subject to Section 4.5, to fully enforce each Financing Commitment, including but not limited to (i) maintaining in effect each Financing Commitment without any amendment, alteration, or waiver that impairs Parent’s ability to provide the funds necessary to complete the Offer and the Merger, (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub set forth in each Financing Commitment that are material to the completion of the Financings and (iii) consummating the Financings contemplated by each Financing Commitment (or any alternative financing contemplated by an Alternative Financing Commitment) at or prior to the Acceptance Date.

Section 5.13  Employee Matters.

(a) After the Effective Time and through the end of the fiscal year of the Company in which the Effective Time occurs, the Surviving Corporation shall provide to Company Employees employee benefits (other than any bonus or incentive plans, and individual employment agreements) that will, in the aggregate, be substantially similar to those provided by the Company and its Subsidiaries to its employees as of the Effective Time.

(b) With respect to the benefit plans in which the Company’s employees participate following the Effective Time (other than any bonus or incentive plans, and individual employment agreements), Parent agrees that it shall (i) recognize all service performed for the Company prior to the Effective Time for eligibility and vesting purposes, (ii) waive any pre-existing condition exclusions (other than pre-existing conditions that, as of the Effective Time, have not been satisfied under any Company Benefit Plan) and (iii) provide that any deductible, coinsurance or out-of-pocket expenses incurred on or before the Effective Time during the plan year in which the Effective Time occurs under any applicable Company Benefit Plan providing health benefits will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

(c) Nothing in this Section 5.13 or any other provision of this Agreement shall create any third-party beneficiary right for the benefit of any Person other than the parties to this Agreement, or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates. Nothing in this Section 5.13 or any other provision of this Agreement (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) shall limit the ability of Parent or any of its

Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(d) Between the date of this Agreement and the Acceptance Date, the Company shall use reasonable efforts to cause any employee involved in product development at the Company or at any of its Subsidiaries who has not executed an Intellectual Property assignment and confidentiality agreement to execute such an agreement in the form reasonably approved by the Parent.

Section 5.14  Release of Liens.  Between the date of this Agreement and the Acceptance Date, upon the request of Parent the Company shall use its reasonable best efforts to obtain the release of any liens on its tangible or intangible assets.

Section 5.15  Directors.  Promptly upon the acceptance for payment of, and payment by Merger Sub for, shares of Company Common Stock pursuant to the Offer, the parties hereto shall use best efforts such that Merger Sub may designate such number of members of the Company Board of Directors as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Company Common Stock so accepted for payment and paid for by Merger Sub plus the number of shares of Company Common Stock otherwise owned by Parent, Merger Sub or any other subsidiary of Parent bears to (ii) the number of such shares outstanding; provided, however, that in the event that Merger Sub’s designees are appointed or elected to the Company Board of Directors, then until the Effective Time the Company shall use best efforts to cause the Company Board of Directors to have at least two (2) directors who are (i) directors on the date of this Agreement and (ii) independent directors for purposes of the continued listing requirements of the Nasdaq (such directors, the “Independent Directors”); provided, further, that if any Independent Director is unable to serve due to death or disability or any other reason, the parties hereto shall use best efforts such that the remaining Independent Directors may elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of this Agreement (provided that such individual is an independent director for purposes of the continued listing requirements of the Nasdaq) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director remains prior to the Acceptance Date, the parties hereto shall use best efforts such that a majority of the members of the Board of Directors of the Company at the time of the execution of this Agreement shall be entitled to designate two (2) individuals to fill such vacancies who shall not be employees of or otherwise affiliated with the Company, Parent or Merger Sub, and such individuals shall be deemed Independent Directors for purposes of this Agreement. Following the election or appointment of Parent’s designees to the Company Board of Directors pursuant to this Section 5.15, and until the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize: (a) any amendment or termination of this Agreement, (b) any amendment to the Certificate of Incorporation of the Company or the Bylaws of the Company (except for the Merger), (c) any extension by the Company of the time for the performance of any of the obligations of Merger Sub or Parent, (d) waiver of any of the Company’s rights under this Agreement or any other action adversely affecting the rights of the Company Common Stockholders (other than Parent or Merger Sub), and (e) any other consent of the Company or the Company Board of Directors with respect to this Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith. To the fullest extent permitted by law, the authorization of any such matter by a majority of the Independent Directors shall constitute the authorization of such matter by the Company Board of Directors, and no other action on the part of the Company or any other director of the Company shall be required to authorize such matter. Following the Acceptance Time and prior to the Effective Time, neither Parent nor Merger Sub shall take any action to remove any Independent Director unless the removal shall be for cause. Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Merger Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Merger Sub’s designees). In connection with the foregoing, the Company shall promptly, at the option of

Merger Sub, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Merger Sub’s designees to be elected or appointed to the Company Board of Directors as provided above.

Section 5.16  Rights Agreement; Consequences if Rights Triggered.  The Company Board shall take all action requested in writing by Parent in order to render the Rights inapplicable to the Offer, the Merger and the Transactions. Except as approved in writing by Parent, the Company Board of Directors shall not (i) waive or amend any provision of the Rights Plan, (ii) redeem the Rights or (iii) take any action with respect to, or make any determination under, the Rights Plan. If any Distribution Date, Share Acquisition Date or Triggering Event occurs under the Rights Plan at any time during the period from the date of this Agreement to the Effective Time, the Company and Parent shall make such adjustment to the Offer Price and the Merger Consideration as the Company and Parent shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Offer, the Merger and the other Transactions.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of the parties to effect the Merger on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Common Stockholder Approval. If the Merger cannot be consummated pursuant to Section 253 of the DGCL, the Company Required Vote shall have been obtained.

(b) No Order. No Governmental Entity of competent jurisdiction shall have (i) enacted a law that is in effect and renders the Merger illegal in the United States or any State thereof, or (ii) formally issued an injunction that is in effect and prohibits the Merger in the United States or any State thereof.

(c) HSR Act. The applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

Section 6.2  Additional Condition to Obligations of Parent and Merger Sub.  The obligations to Parent and Merger Sub to effect the Merger on the Closing Date are also subject to the condition that Merger Sub shall have accepted the Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

Section 6.3  Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely upon the failure of any condition set forth in Sections 6.1 or 6.2 to be satisfied if such failure was caused by, or materially contributed to, such party’s breach of any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1  Termination.  This Agreement may be terminated and the Merger (and the other transactions contemplated by the Transaction Documents) may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained or Parent has adopted this Agreement as the sole stockholder of Merger Sub):

(a) by the mutual written consent of the Company and Parent;

(b) by the Company or Parent, in the event that any Governmental Entity of competent jurisdiction shall have (i) enacted a law that is in effect at the time of such termination and renders the Merger or the Offer illegal in the United States or any State thereof at the time of such termination, or (ii) formally issued a permanent, final and non-appealable injunction, ruling, decree or order that prohibits the Merger or the Offer in the United States or any State thereof; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall not have initiated such proceeding or taken any action in support of such proceeding;

(c) by the Company, prior to the Acceptance Date, in order to enter into an Acquisition Agreement for a Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Company Board of Directors shall have complied with the procedures set forth in Sections 5.6 and (ii) contemporaneously the payment required by Section 7.2(b) has been made in full to Parent;

(d) by Parent (i) prior to the Acceptance Date if (A) there shall have been a Company Adverse Recommendation Change, (B) the Company shall have materially breached any of its obligations under Section 5.6, or (C) any member of the Company Board of Directors shall have issued a press release or other writing broadly disseminated to the public stating that such member opposes the Merger, or any member of the Company Board of Directors shall have required the inclusion in the Offer Materials, the Proxy Statement or any other filing made by the Company or Parent with the SEC a statement to the effect that such director opposes the Merger, or (ii) following the Acceptance Date if any Independent Director shall have issued a press release or other writing broadly disseminated to the public stating that such Independent Director opposes the Merger, or any Independent Director shall have required the inclusion in the Proxy Statement or any other filing made by the Company or Parent with the SEC a statement to the effect that such Independent Director opposes the Merger;

(e) by either Parent or the Company, if the Acceptance Date shall not have occurred on or prior to August 2, 2010 (the “Outside Termination Date”); provided, however, that the Outside Termination Date shall automatically be extended to October 1, 2010 if as of the original Outside Termination Date any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall not have expired or been terminated; provided, further, that (i) the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available at any time during which any Action is pending between the Company and Parent (or any of its Affiliates) in connection with this Agreement or any of the transactions contemplated hereby, (ii) the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party hereto whose actions or omissions have been the cause of, or resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VI prior to the Outside Termination Date, or (B) the failure of the Acceptance Date to have occurred prior to the Outside Termination Date and (iii) the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available after Merger Sub accepts shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer;

(f) by Parent prior to the Acceptance Date by written notice to the Company, if (i) there shall have been any breach of any representation or warranty of the Company hereunder, or any such representation and warranty shall have become untrue and incapable of being cured prior to the Acceptance Date, or any breach of any covenant or agreement of the Company hereunder, such that a condition in Section 6.1 or Section 6.2 would not be satisfied (which for the avoidance of doubt shall include the existence of a condition set forth in clauses (c) or (d) of Annex A) which breach is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such breach, or (ii) there shall have occurred a Company Material Adverse Effect, which Company Material Adverse Effect is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such Company Material Adverse Effect, and requesting that it be remedied or Parent shall not have received reasonable assurance of a cure of such breach within such thirty (30) day period;

(g) by the Company prior to the Acceptance Date by written notice to Parent, if (i) there shall have been any breach of any representation or warranty of Parent or Merger Sub, or any such representation and warranty shall have become untrue and incapable of being cured prior to the Acceptance Date, or any breach of any covenant or agreement of Parent or the Merger Sub hereunder, and as a result Parent and/or Merger Sub will not, or will not be able to, complete the Offer prior to the Outside Termination Date, or (ii) there shall have occurred a Parent Material Adverse Effect, which is not curable or, if curable, shall not have been remedied in all other instances, within thirty (30) days after receipt by Parent of notice in writing from the Company, specifying the nature of such Parent Material Adverse Effect and requesting that it be remedied or the Company shall not have received reasonable assurance of a cure of such breach within such thirty (30) day period;

(h) by the Company by written notice to Parent, if Parent and/or Merger Sub shall have failed to commence the Offer within ten (10) Business Days of the date that the Company executes this Agreement and the Parent does not cure such failure within five (5) Business Days of receipt of written notice from the Company identifying such failure and its intent to terminate this Agreement under this provision; provided that the Company will not have the right to terminate the Agreement under this provision (i) if the Company’s actions or omissions have been the cause of, or resulted in, the failure of the Offer to have been commenced in the time period specified, or (ii) if the delay in the commencement of the Offer is the result of the existence of one of the conditions to the Offer set forth in clauses (a), (b), (c), (d), (g), (h) or (k) of Annex A to this Agreement not being satisfied; or

(i) By Parent if, as the result of the failure of any of the conditions set forth in Annex A to this Agreement, the Offer shall have terminated or expired in accordance with its terms without Merger Sub having become obligated to purchase any shares of Company Common Stock pursuant to the Offer.

The party desiring to terminate this Agreement pursuant to subsection (b), (c), (d), (e), (f), (g), (h), or (i) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision or provisions hereof pursuant to which such termination is effected. The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or Representatives, whether prior to or after the execution of this Agreement.

Section 7.2  Expenses; Company Termination Fee.

(a) Expense Allocation. Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with the Transaction Documents, the Offer, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee. Subject to the last sentence of this Section 7.2(b), if this Agreement is terminated (i) by the Company pursuant to Section 7.1(c), or (ii) by Parent pursuant to Sections 7.1(d), 7.1(f), or 7.1(i) (if, with respect to Section 7.1(i), the failure of the Offer to be consummated is the result of the existence of any of the conditions set forth in clauses (a), (c), (d), (g) or (i) of Annex A to this Agreement), then the Company shall promptly, and in any event within five (5) Business Days after the date of such termination (except as provided in the proviso below), pay Parent the Company Termination Fee by wire transfer of immediately available funds. Subject to the last sentence of this Section 7.2(b), if this Agreement is terminated (i) by Parent pursuant to Section 7.1(d) or Section 7.1(f) or by the Company pursuant to Section 7.1(c), or (ii) by Parent or the Company pursuant to Section 7.1(e) or by Parent pursuant to Section 7.1(i) in each case only if the failure of the Acceptance Date to have occurred prior to the date of such termination is the result of (x) the failure to satisfy the Minimum Tender Condition Threshold or (y) the existence of any of the conditions to the Offer set forth in clauses (a), (c), (d), (e), (f), (g), (h) or (i) of Annex A, then the Company shall promptly, and in any event within five (5) Business Days after the date of such termination, repay to Parent the Initial Funding Amount by wire transfer of immediately available funds. Notwithstanding anything to the contrary contained herein, if Merger Sub extends the Offer pursuant to clause (ii) or clause (iv) of the fifth sentence of Section 1.1(a) of this Agreement when all of the conditions to the Offer have been met then, notwithstanding a subsequent termination of this Agreement, under no circumstances shall the Company be obligated to pay the Company Termination Fee or to repay the Initial Funding Amount to Parent if such obligation arises only from events that occur after the Offer is extended, provided, that this restriction shall not apply if the Company shall have willfully failed to perform any obligation to be performed by it under this Agreement at such time of termination and the failure of such performance has resulted in the termination of this Agreement.

(c) Expense Reimbursement. In the event this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(i) in each case only if the failure of the Acceptance Date to have occurred prior to the date of such termination is the result of the failure to satisfy the Minimum Tender Condition in circumstances where the Company Termination Fee is not required to be paid without giving effect to the final sentence of Section 7.2(b), then the Company shall, following receipt of an invoice therefor, promptly (in any event within two (2) Business Days) pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) in an amount not to exceed $3,000,000 (the “Parent Expenses”), by wire transfer of same day funds to one or more accounts designated by Parent; provided, the Company shall not be obligated to pay any Parent Expenses if Parent and Merger Sub have not performed in all material respects all obligations to be performed by them under this Agreement at such time of termination and the failure of such performance has resulted in the termination of this Agreement.

(d) Parent Termination Fee. If (i) this Agreement is terminated pursuant to Section 7.1(e) (but not if the failure of the Acceptance Date to have occurred prior to the date of such termination is the result of (x) the failure to satisfy the Minimum Tender Condition, (y) the existence of any of the conditions set forth in Annex A to this Agreement (other than as a result of the existence of the condition set forth in clause (k) of Annex A to this Agreement), or (z) the failure to receive the HSR Clearance prior to the Outside Termination Date), Section 7.1(g) or Section 7.1(h), or (ii) Merger Sub has extended the Offer pursuant to clause (ii) or clause (iv) of the fifth sentence of Section 1.1(a) of this Agreement at a time when the Minimum Tender Condition and HSR Clearance are met and none of the conditions set forth in clauses (a) through (j) of Annex A to this Agreement are in existence, and this Agreement is subsequently terminated as a result of events that occur after the Offer is extended, then Parent shall promptly (but in any event within 2 Business Days) pay to the Company the Parent Termination Fee by wire transfer of same day funds to one or more accounts designated by the Company; provided, however, that if Parent does not promptly pay such amount to the Company, then the Company may cause the Escrowed Funds to be paid to the Company pursuant to the Escrow Agreement.

(e) Acknowledgment. The parties acknowledge that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant Section 7.2(b) and Section 7.2(d) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent and the Company, respectively, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 7.2, the parties would not have entered into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 7.2(b) or Parent fails to promptly pay the amount due pursuant to Section 7.2(d), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.2(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 7.2(d) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. Parent agrees that notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee is paid in accordance with this Section 7.2, the payment of such Company Termination Fee shall be the sole and exclusive remedy of the Parent, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives or Affiliates for, and in no event will the party being paid any Company Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of any Company Termination Fee in accordance with this Section 7.2, neither the party paying such fee, nor any Representative or Affiliate of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby. The Company agrees that notwithstanding anything in this Agreement to the contrary, in the event that the Parent Termination Fee is paid in accordance with this Section 7.2, the payment of such Parent Termination Fee (and up to an additional

$24,300,000 of liability, if damages incurred exceed $25,700,000) shall be the sole and exclusive remedy of the Company, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against Parent and Merger Sub for, and in no event will the party being paid any Parent Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement in an aggregate amount in excess of Fifty Million Dollars (which amount shall include the amount of any Parent Termination Fee paid), and upon payment of such amount, neither the Parent or Merger Sub shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the transactions contemplated hereby. The Company agrees that notwithstanding anything in this Agreement to the contrary, in the event of a termination of this Agreement, or obligation of Merger Sub or Parent to pay the Parent Termination Fee, in no event shall any of the Representatives or Affiliates of Parent or Merger Sub be liable to the Company for any damages or amounts owed to the Company under this Agreement, and in no event will the Company seek to recover from any such Representatives any money damages or seek any other remedy based on a claim in law or equity with respect to (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

Section 7.3  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent and Merger Sub or the Company, except that (a) the provisions of Section 7.1, Section 7.2, this Section 7.3 and Article VIII shall survive such termination and (b) nothing herein shall relieve any party from liability for specific performance or damages for any material breach of this Agreement or for fraud in connection with this Agreement.

Section 7.4  Amendment.  This Agreement may be amended by the parties in writing at any time before or after the Company Required Vote has been obtained and prior to the filing of the Certificate of Merger with the Delaware Secretary; provided, however, that, after the Company Required Vote shall have been obtained, no such amendment, modification or supplement shall be made which by Law requires the further approval of the Company Common Stockholders without such further approval. This Agreement may not be amended, changed or supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 7.5  Extension; Waiver.  At any time prior to the Effective Time, each of the Company, Parent and Merger Sub may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 8.2  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and made orally if so required pursuant to any section of this Agreement) and shall be deemed given (and duly received) if delivered personally, sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties or sent by fax (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) at the following addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice):

if to Parent, to

Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214
Attn: Chief Executive Officer
Phone: (414) 977-4200
Fax: (414) 977-4202

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Suite 4700
Chicago, Illinois 60606
Attn: Mark A. Harris
Phone: (312) 984-2121
Fax: (312) 984-7700

if to the Company, to

AMICAS, Inc.
20 Guest Street, Suite 400
Boston, MA 02135
Facsimile No.: (617) 779-7879

Attn:	President and Chief Executive
Officer and Chief Financial Officer

with a copy to:

Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Telephone: (617) 542-6000
Facsimile: (617) 542-2241
Attention: John R. Pomerance, Esq.

Section 8.3  Interpretation.  When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereby” refer to this Agreement. The Company Disclosure Letter, as well as any schedules thereto and any exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. The phrases “made available to Parent” or “furnished to Parent” or similar phrases as used in this Agreement will mean that the subject documents were posted to the on-line data room at the Uniform Resource Locator (URL) set forth in Section 8.3 of the Company Disclosure Letter prior to the date of this Agreement, or were available as exhibits to any of the Company Reports filed after December 31, 2007.

Section 8.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and (b) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Persons intended to benefit from the provisions of Section 5.9, who shall have the right to enforce such provisions directly. Notwithstanding the foregoing, the provisions of Section 7.2(e) and Section 8.9(c) shall be enforceable by each Financing Source and its successors and assigns.

Section 8.6  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 8.7  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, that prior to the Closing, Parent and Merger Sub may assign this Agreement (in whole but not in part) to Parent or any of its Affiliates and/or to any parties providing the Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing). No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.8  Severability.  Any term or provision of this Agreement that is invalid or unenforceable shall not affect the validity or enforceability of the remaining terms and provision hereof. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, illegal or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid, illegal or unenforceable term or provision with a valid, legal and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable term.

Section 8.9  Consent to Jurisdiction; Venue.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any action arising out of or relating to this Agreement and the Confidentiality Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action may be heard and determined exclusively in the Court of Chancery of the State of Delaware or any federal court sitting in the State of Delaware. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 8.9 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(c) Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source in any way relating to this Agreement or any of the transactions contemplated by this agreement, including, but not limited to any dispute arising out of or reliant in any way to the Financing Commitments or the performance thereof, in any forum other than the Court of Chancery of the State of Delaware, or, if under applicable law exclusive jurisdiction is vested in Federal courts, the United States District Court for the District of Delaware.

Section 8.10  Waiver of Trial by Jury.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10.

ARTICLE IX

CERTAIN DEFINITIONS

“Acceptable Confidentiality Agreement” shall mean an agreement that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case containing provisions no less favorable to the Company than the terms of the Confidentiality Agreement; provided however that if the terms of such Acceptable Confidentiality Agreement are less favorable to the Company than the terms of the Confidentiality Agreement, then notwithstanding the foregoing, such agreement will be deemed an “Acceptable Confidentiality Agreement” if the Company offers to amend the Confidentiality Agreement so as to make the Confidentiality Agreement no more restrictive to the Parent than the confidentiality agreement signed by such counterparty(ies).

“Acquisition Agreement” shall mean any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to an Acquisition Proposal.

“Acquisition Proposal” shall mean any inquiry, proposal or offer relating to (i) the acquisition of twenty-five (25) percent or more of the Equity Interests in the Company (by vote or by value) by any Person, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Person acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty-five (25) percent or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Person, directly or indirectly, of any Equity Interest in any entity that holds assets representing, directly or indirectly, twenty-five (25) percent or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Person beneficially owning twenty-five (25) percent or more of the outstanding shares of Company Common Stock and any other voting securities of the Company, or (v) any combination of the foregoing. For the purposes of Section 7.2(b) of this Agreement, the number “51” shall be substituted for “25” in this definition.

“ADA” shall mean the Americans with Disabilities Act.

“ADEA” shall mean the Age Discrimination in Employment Act.

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitakeover Laws” shall mean any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state or other jurisdiction, including the provisions of any statute or regulation under the DGCL.

“Antitrust Laws” shall mean any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Laws under any applicable jurisdictions, whether federal, state or local.

“Associate” of any Person shall have the meaning assigned thereto by Rule 12b-2 under the Exchange Act.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

“Certificate” shall mean each certificate representing one or more shares of Company Common Stock or, in the case of uncertificated shares of Company Common Stock, each entry in the books of the Company representing uncertificated shares of Company Common Stock.

“Certificate of Merger” shall mean the Certificate of Merger or Certificate of Ownership and Merger, as applicable, with respect to the Merger, containing the provisions required by, and executed in accordance with, the DGCL.

“Closing” shall mean the closing of the Merger, as contemplated by Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” shall mean each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other benefit or compensation plan, policy, program, arrangement or agreement sponsored, maintained or contributed or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any Liability.

“Company Bylaws” shall mean the Bylaws of the Company, as in effect as of the date hereof, including any amendments.

“Company Certificate of Incorporation” shall mean the Company’s Certificate of Incorporation as in effect as of the date hereof.

“Company Closing Cash” shall mean, as of the Acceptance Date, cash, cash equivalents and marketable securities of the Company and its Subsidiaries (as such amounts are calculated and reflected in the balance sheet line items “Cash and Cash Equivalents” and “Marketable Securities” presented in the Company’s consolidated audited financial statements included in the Company SEC Reports).

“Company Common Stock-Based Award” shall mean each right of any kind to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Common Stock Plans (including stock appreciation rights, restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Company Common Stock Options.

“Company Common Stock Option” shall mean each outstanding option to purchase shares of Company Common Stock under the Company Option Plans.

“Company Common Stock Plans” shall mean all employee and director stock plans of the Company and all individual consultant, employee, director or other Contracts that provide for any Company Common Stock-Based Award, in each case set forth on Section 3.3(b) of the Company Disclosure Letter.

“Company Common Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, voting interest, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or which would otherwise alter the capitalization of the Company.

“Company Disclosure Letter” shall mean the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent prior to the execution of this Agreement.

“Company Employees” shall mean employees of the Company who remain with the Surviving Corporation.

“Company Financial Advisor” shall mean Raymond James & Associates.

“Company Financial Statements” shall mean all of the financial statements of the Company and its Subsidiaries included in the Company Reports.

“Company Intellectual Property” shall mean Intellectual Property that is used in, or forms part of, the business of the Company or any of its Subsidiaries as currently conducted by the Company or any of its Subsidiaries in each case as to which the Company or any of its Subsidiaries claims rights by virtue of ownership of title to such Intellectual Property, provided that the confidential and proprietary information described in item (vi) in the definition of Intellectual Property shall only be considered Company Intellectual Property to the extent deemed material by the Company.

“Company Knowledge Person” shall mean the Persons set forth on Schedule 9.1 to the Company Disclosure Letter.

“Company Material Adverse Effect” shall mean, with respect to the Company, any effect, change, event, occurrence, circumstance or development that is or would reasonably be expected to become materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, or any effect, change, event, occurrence, circumstance or development to the extent any of the foregoing directly or indirectly results from, arises out of, is attributable to, or related to any of the following, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (1) changes in the Company Common Stock price or trading volume, in and of itself; (2) any failure by the Company to meet published revenue or earnings projections, in and of itself (provided, however, that the exception in this clause and in clause (1) above shall not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such changes has resulted in, or contributed to, a Material Adverse Effect); (3) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally (to the extent such changes in each case do not disproportionately affect the Company relative to other companies in its industry); (4) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (5) changes in conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the software industry generally or the information security industry generally (to the extent such changes in each case do not disproportionately affect the Company relative to other companies in its industry); (6) changes in political conditions in the United States or any other country or region in the world; (7) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (8) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world; (9) the announcement of this Agreement or the Prior Merger Agreement or the pendency or consummation of the transactions contemplated hereby or thereby; (10) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement; (11) any actions taken, or failure to take action, in each case, to which Parent has in writing expressly approved, consented to or requested; (12) changes in law, regulation or other legal or regulatory conditions (or the interpretation thereof) (to the extent such changes do not disproportionately affect the Company relative to other companies in its industry); (13) changes in GAAP or other accounting standards (or the interpretation thereof); (14) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company arising out of the Offer, the Merger or in connection with any other transactions contemplated by this Agreement or the Prior Merger Agreement; and (15) any matters expressly set forth in the Company Disclosure Letter; provided, however, that for purposes of this clause (15) the mere inclusion of a list of items such as contracts, option grants, customers, suppliers or intellectual property shall not be deemed to be disclosure of any issues under or liabilities with respect to the items on such list.

“Company Option Plans” shall mean the Company’s 1996 Stock Option Plan, 2000 Broad-Based Stock Plan, Length-of-Service Nonqualified Stock Option Plan, 2006 Stock Incentive Plan, and Amended and Restated Directors Stock Option Plan.

“Company Permits” shall mean all authorizations, licenses, permits, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of the Company and its Subsidiaries.

“Company Reports” shall mean all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by the Company with the SEC since December 31, 2005.

“Company Required Vote” shall mean the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the approval of this Agreement.

“Company Restricted Stock” shall mean shares of Company Common Stock issued pursuant to any Company Common Stock Plan that are subject to specified vesting criteria.

“Company Termination Fee” shall mean an amount in cash equal to four percent (4%) of the aggregate consideration to be paid in the Offer and the Merger for all of the outstanding Company Common Stock and all of the outstanding Company Stock Options under Section 1.9 of this Agreement.

“Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

“Confidentiality Agreement” shall mean the Confidentiality Agreement between the Parent and the Company, dated January 29, 2010.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“Dissenter Shares” shall mean shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by Dissenting Stockholders.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who has not voted such shares in favor of the Merger and who is entitled to assert and properly asserts appraisal rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL, and who has not effectively withdrawn or lost the right to assert appraisal rights under the provisions of Section 262 of the DGCL.

“Effective Time” shall mean the effective time of the Merger, which shall be the time the Certificate of Merger is duly filed with the Delaware Secretary, or at such later time as the parties hereto agree shall be specified in such Certificate of Merger.

“Employment Agreements” shall mean any contracts, termination or severance agreements, change of control agreements or any other agreements respecting the terms and conditions of employment of any officer, employee or former employee.

“Encumbrance” shall mean any lien, mortgage, pledge, deed of trust, security interest, charge, encumbrance or other adverse claim or interest.

“Environmental Claims” shall mean any and all Actions, Orders, demands, directives, Encumbrances, proceedings or notices of violation by any Governmental Entity or other Person alleging potential responsibility or liability arising out of, based on or related to (1) the presence, release or threatened release of, any Hazardous Materials or (2) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or human health.

“Environmental Permits” shall mean all Permits required to be obtained by the Company in connection with its business under applicable Environmental Laws.

“Equity Interest” shall mean any share, capital stock, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument or right the value of which is based on any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Financing Source” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitments and any joinder agreements, credit agreements, indentures (or other definitive documentation) relating thereto.

“FLSA” shall mean the Fair Labor Standards Act.

“FMLA” shall mean the Family and Medical Leave Act.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any United States federal, state or local government or any court of competent jurisdiction, administrative or regulatory agency or commission or other domestic governmental authority or agency.

“Hazardous Materials” shall mean all hazardous, toxic, explosive or radioactive substances, wastes or materials, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls and radon gas regulated pursuant to any Environmental Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as the same may be amended, modified or supplemented from time to time, any successor statute thereto, any and all rules or regulations promulgated from time to time thereunder, and any comparable state laws.

“HIPAA Compliant” means that to the extent applicable, the Company or any Subsidiary (A) is in material compliance with any and all of the applicable requirements of HIPAA and (B) is not subject to, and could not reasonably be expected to become subject to, any civil or criminal penalty or any investigation, claim or process that could reasonably be expected to cause a Material Adverse Effect in connection with any violation by the Company and its Subsidiaries of the then effective requirements of HIPAA.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, with respect to any Person, (a) any Liability of that Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith): (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (v) arising from cash/book overdrafts, (vi) under conditional sale or other title retention agreements, (vii) arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (b) any guarantee by that Person of any indebtedness of others described in the preceding clause (a); (c) the maximum Liabilities of such person under any “Off Balance Sheet Arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act); and (d) all Liabilities to reimburse any bank or other Person for amounts paid under a letter of credit, surety bond, or bankers’ acceptance.

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (i) all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, corporate names, logos, slogans, all service marks, service mark registrations and renewals thereof, service mark rights, and all applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (ii) all issued patents, patent rights, and patent applications; (iii) all registered and unregistered copyrights, copyright registrations, renewals thereof, and applications to register the same; (iv) all Internet domain names; (vi) all confidential and proprietary information including Trade Secrets; and (vii) all other intellectual property recognized in the jurisdictions where the Company or any of its Subsidiaries do business.

“IRS” shall mean the Internal Revenue Service.

“Knowledge,” or any similar expression used with respect to the Company, shall mean the actual knowledge of any Company Knowledge Person.

“Labor Laws” shall mean ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, ADEA, ADA, FMLA, WARN, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, FLSA and the Rehabilitation Act of 1973, and all regulations under such acts.

“Law” shall mean any federal, state or local statute, law, regulation, requirement, interpretation, rule, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Leased Real Property Subleases” means all subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries conveys or grants to any Person a subleasehold estate in, or the right to use or occupy, any Leased Property or portion thereof, including the right to all security deposits and other amounts and instruments deposited with or on behalf of the Company or any Subsidiary thereunder.

“Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Company or any of its Subsidiaries, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

“Liabilities” shall mean any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any contract, agreement, commitment, instrument, permit, license, franchise or undertaking and those arising as a result of any act or omission.

“Minimum Closing Cash” shall mean $42,000,000 minus all costs and expenses of every kind and nature incurred or arising in connection with this transaction or the transactions contemplated by the Prior Merger Agreement, and without duplication of the foregoing, minus (A) (i) all fees and expenses paid or payable to Raymond James & Associates for its services rendered to the Company pursuant to the engagement letter between such parties, (ii) all fees and expenses paid or payable to the Company’s outside counsel, accountants and other third parties in connection with the transactions contemplated by this Agreement or the Prior Merger Agreement, (iii) all amounts paid or payable to Company employees in respect of stock options in connection with the transactions contemplated hereby, and all amounts paid or payable to Company employees in respect of any and all change in control or transaction bonus, severance or other similar obligations arising under Contracts between the Company and any such employees set forth in the Company Disclosure Letter, (iv) all amounts paid or payable by the Company in respect of any D&O Insurance that the Company is permitted to purchase pursuant to Section 5.9(b), (v) amounts payable to financial printers in connection with the preparation, printing and mailing of the Proxy Statement and holding the Company Stockholders Meeting (whether under the Prior Merger Agreement or this Agreement), (vi) all fees and expenses paid or payable by the Company in respect of any and all regulatory filings and in connection with the release of any and all liens in connection with this Agreement or the Prior Agreement and the consummation of the transactions contemplated hereby or thereby, (vii) all costs and expenses of seeking to obtain lien releases pursuant to Section 5.14, (viii) any Company Termination Fee (as defined in the Prior Merger Agreement) paid pursuant to the Prior Merger Agreement net of the Initial Funding Amount, and (ix) termination and severance amounts paid to employees terminated as provided for in the Company Disclosure Letter, plus (B) (i) the net cash proceeds to the Company from the exercise of any Company Common Stock Option occurring between the date hereof and the Acceptance Date and (ii) the cash contributed by participants pursuant to the ESPP (net of any portion of such amounts refunded to such participants).

“Nasdaq” shall mean The Nasdaq Capital Market, f.k.a. the Nasdaq SmallCap Market.

“NLRB” shall mean the United States National Labor Relations Board.

“Open Source Software” shall mean any Software that is subject to any open source license including the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software combined or distributed with it be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) licensed subject to a patent non-assert or royalty-free patent license.

“Order” shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including, without limitation, all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping and all easements and other rights and interests appurtenant thereto, including, without limitation, air, oil, gas, mineral and water rights currently owned by the Company or any of its Subsidiaries, or owned by the Company or any of its Subsidiaries at any time in the previous 10 years.

“Parent Bylaws” shall mean Parent’s Bylaws as in effect as of the date hereof.

“Parent Group” shall mean, collectively, Parent, or any of its former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing.

“Parent Material Adverse Effect” shall mean, with respect to Parent, any effect that, individually or taken together with all other effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, would prevent the performance by Parent of any of its obligations under this Agreement or the consummation of the Offer.

“Parent Termination Fee” shall mean an amount in cash equal to $25,700,000.

“Paying Agent” shall mean shall mean the Company’s transfer agent or any other paying agent mutually acceptable to Parent and the Company.

“Permitted Encumbrances” shall mean, (i) any statutory liens for current Taxes not yet due and payable, being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) with respect to any Real Property, such defects, imperfections or irregularities in title, claims, liens, charges, security interests, easements, covenants, restrictions and rights of way (unrecorded and of record) and other similar matters or record affecting title, if any, that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use or occupancy of such Real Property in the operation of the business as presently conducted or contemplated to be conducted thereon, (iii) liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations and building or other similar codes or restrictions which are imposed by a Governmental Authority having jurisdiction over such Real Property and are not violated by the current use or occupancy of such Real Property or the operation of the business conducted thereon and which do not adversely effect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its subsidiaries or otherwise materially impair the Company’s or any of its subsidiaries’ operation of their business, (iv) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (v) purchase money liens and statutory liens against the Company’s personal property securing rental payments under leases, subleases and licenses, (vi) mechanics’, carriers’, workmen’s, repairmen’s, warehouseman’s, materialmen’s and similar statutory Liens, incurred in the ordinary course of business for amounts which are not due and payable, and (vii) other liens which are immaterial to the operation of the business and the value of the Company and its Subsidiaries.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Prior Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of December 24, 2009, by and among the Company, Project Alta Merger Corp. and Project Alta Holding Corp.

“Proxy Statement” shall mean a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Merger and this Agreement to be mailed to the Company Common Stockholders in connection with the Company Common Stockholders Meeting.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” shall mean, with respect to any person such person’s officers, directors, employees, auditors, attorneys, financial advisors (including the Company Financial Advisor), agents and representatives, including any investment banker, financial advisor, Financing Source (in the case of Parent), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Software” shall mean: (A) any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; and (B) any databases and compilations to the extent integrated into, or implemented with, such computer programs.

“Sponsors” shall mean Merrick RIS, LLC, a Delaware limited liability company.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Subsidiary Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Subsidiary of the Company relating to the issued or unissued capital stock of the Subsidiaries of the Company or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, any Subsidiary of the Company.

“Superior Proposal” shall mean a written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50%) and not solicited in material violation of Section 5.6 which the Company Board of Directors determines in good faith, after consultation with independent financial advisor and outside legal counsel, (a) is for a price per share higher than the Merger Consideration provided in this Agreement and (b) would result in a transaction more favorable to the stockholders of the Company after taking into account all relevant factors including the form of the consideration, capital commitments (if any), timing of the proposed transaction, and risks of non-consummation.

“Surviving Corporation” shall mean the corporation surviving the Merger.

“Tax” (and, with correlative meaning, “Taxes”) shall mean any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity.

“Tax Return” shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” shall mean any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Company, Parent, Merger Sub or any Affiliates thereof.

“Trade Secret” shall mean information which gives the possessor of it a competitive advantage, which advantage derives from the fact that such information is kept confidential. through the use of reasonable security precautions.

“Transaction Documents” shall mean this Agreement, the Stockholder Agreements and all other agreements, instruments and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements.

“User Documentation” shall mean explanatory and informational materials concerning the Company products, in printed or electronic format, which the Company or any Subsidiary has released for distribution to end users with such Company products, which may include manuals, descriptions, user and/or installation instructions, diagrams, printouts, listings, flow-charts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine readable form.

“WARN” shall mean the United States Worker Adjustment and Retraining Notification Act.

Index of Terms Defined Elsewhere

Defined Term	Location

Acceptance Date	Section 1.1
Action	Section 3.7(a)
Agreement	Preamble
Alternative Financing Commitments	Section 4.8
Assessments	Section 3.6(e)
Bankruptcy and Equity Exception	Section 3.2
Certificates	Section 2.2
Certifications	Section 3.8(b)
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 5.6(d)(ii)(B)
Company Arrangements	Section 3.12
Company Board of Directors	Recitals
Company Common Stock	Recitals
Company Common Stockholders	Recitals
Company Compensation Committee	Section 3.12
Company Material Contract	Section 3.15(a)
Company Real Property	Section 3.11(d)
Company Recommendation	Section 3.5(a)
Company Stockholders Meeting	Section 5.5
Covered Securityholders	Section 3.12
Debt Financing	Section 4.8
DGCL	Recitals
Equity Commitment Letters	Recitals
Equity Financing	Section 4.8
ESPP	1.9(d)
Exchange Fund	Section 2.1
Export Approvals	Section 3.6(c)

Index of Terms Defined Elsewhere

Defined Term	Location

FCPA	Section 3.6(b)
FDA	Section 3.6(c)
Final Offering Period	1.9(d)
Financing	Section 4.8
Financing Commitments	Section 4.8
Fully Diluted Shares	Annex A
Guarantees	Recitals
HSR Clearance	Annex A
Indemnified Persons	Section 5.9
Information Statement	Section 1.1
Information Systems	Section 3.16(k)
Landlord Leases	Section 3.11(e)
Leases	Section 3.11(d)
Leased Property	Section 3.11(d)
Merger	Recitals
Merger Consideration	Section 1.4(a)
Merger Sub	Preambles
Minimum Tender Condition	Annex A
Notice Period	Section 5.6(e)(iii)
Offer	Recitals
Offer Price	Recitals
Offer Documents	Section 1.1
Offer Letter	Section 1.13
Outside Termination Date	Section 7.1(f)
Parent	Preamble
Parent Expenses	Section 7.2(c)
Paying Agent	Section 2.1
Record Date	Section 5.5(b)
Right	Recitals
Rights Plan	Recitals
SEC Clearance Date	Section 5.4(b)
Second Request	Section 5.3
Stockholder Agreements	Recitals

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

MERGE HEALTHCARE INCORPORATED

By:	/s/ Justin Dearborn
Name: Justin Dearborn
Title: CEO

Date: 2/28/2010

PROJECT READY CORP.

By:	/s/ Justin Dearborn
Name: Justin Dearborn
Title: CEO

Date: 2/28/2010

AMICAS, INC.

By:	/s/ Stephen N. Kahane, M.D.
Name: Stephen N. Kahane, M.D.
Title: CEO and Chairman

Date: 3/5/2010

Signature Page to Agreement and Plan of Merger

ANNEX A
TO MERGER AGREEMENT

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which would represent both (x) a majority of the Fully Diluted Shares and (y) at least the number of shares necessary for the Merger Sub to acquire in the Offer so that when added with the amount of shares that the Merger Sub is able to purchase pursuant to the Additional Share Option Merger Sub would own a sufficient number of shares of Company Common Stock to satisfy the Short-Form Threshold as of the closing date of the Offer (the “Minimum Tender Condition”) and (ii) any waiting period under the HSR Act applicable to the purchase of shares of Company Common Stock pursuant to the Offer shall have expired or been terminated (“HSR Clearance”). The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options other than the option granted to Parent or Merger Sub pursuant to Section 1.11 of this Agreement, rights and securities exercisable or convertible into such voting securities, other than potential dilution attributable to the Rights. Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to commence the Offer, accept for payment or to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, on or prior to the acceptance of such Company Common Stock pursuant to the Offer, any of the following conditions exists (it being understood that with respect to the commencement of the offer, only the condition set forth in clauses (a), (b), (c), (d), (g), (h) or (j) shall be applicable):

(a) a Company Adverse Recommendation Change shall have occurred.

(b) a Governmental Entity of competent jurisdiction shall have (i) enacted a law that is in effect and renders the Offer or the Merger illegal in the United States or any State thereof, or (ii) formally issued an injunction that is in effect and prohibits the Offer or the Merger in the United States or any State thereof.

(c) (i) other than the representations and warranties set forth in Sections 3.1(a), 3.2, 3.3 and 3.20 the representations and warranties of the Company set forth in this Agreement shall not be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this Agreement and as of such time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Sections 3.1(a), 3.2, 3.3 and 3.20 shall not be true and correct in all material respects as of the date of this Agreement and as of such time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); provided that with respect to the representations and warranties set forth in Section 3.3(a), (b) and (d), as long as, despite all such understatements in the aggregate, Parent and Merger Sub are still able to exercise the Additional Share Option in an amount sufficient to meet the Short-Form Threshold, the aggregate number of shares of Company Common Stock outstanding or issuable upon exercise or conversion of any outstanding Company Common Stock Rights as of the date hereof, taken together, shall not be understated by more than 50,000 shares of Company Common Stock (with each Company Common Stock Right being counted as a fraction of a share of Company Common Stock equal to the result obtained by dividing the excess, if any, of the Offer Price over the exercise price of such Company Common Stock Right by the Offer Price) plus an additional number of shares equal to (w) the amount of any cash reduction in the transaction Bonus Pool disclosed by the Company on Section 3.13(a) of the Company Disclosure Letter divided by (x) the Offer Price;

A-A-1

plus an additional number of shares equal to (y) the amount, if any, by which Company Closing Cash exceeds the Minimum Closing Cash divided by (z) the per share Merger Consideration. Prior to the acceptance of the shares in the Offer, Parent shall have received a certificate of an executive officer of the Company on its behalf to certifying that this condition does not exist as of the expiration of the Offer.

(d) the Company shall not have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it. Prior to the acceptance of the shares in the Offer, Parent shall have received a certificate of an executive officer of the Company on its behalf to certifying that this condition does not exist immediately prior to the expiration of the Offer.

(e) the Company Closing Cash is less than an amount equal to the Minimum Closing Cash.

(f) Parent shall not have received a certificate from the Company, in the form attached hereto as Exhibit D, to the effect that the Company is not a U.S. real property holding company.

(g) there shall have occurred a Company Material Adverse Effect that is continuing.

(h) the Company shall not have filed all Company Reports required to be filed with the SEC prior to the expiration of the Offer.

(i) the Company shall not have delivered to Parent evidence of the release of all the liens in and to the assets of the Company and its Subsidiaries that are reasonably requested by Parent and evidence of termination of all financing statements filed with respect to such liens, except Permitted Encumbrances (for this purpose clause (vii) of the definition of “Permitted Encumbrance” shall mean other liens in an amount not more than $500,000 in the aggregate.

(j) no Person shall have become an Acquiring Person (as defined in the Rights Plan).

(k) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent or may be waived by Merger Sub and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A-A-2

Annex B

APPRAISAL RIGHTS UNDER § 262 OF THE DELAWARE GENERAL CORPORATION LAW

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by Parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.

Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148,§§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16, eff. July 1, 1995; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3, eff. Feb. 1, 1996; 70 Del. Laws, c. 349, § 22, eff. July 1, 1996; 71 Del. Laws, c. 120, § 15, eff. July 1, 1997; 71 Del. Laws, c. 339, §§ 49-52, eff. July 1, 1998; 73 Del. Laws, c. 82, § 21, eff. July 1, 2001; 76 Del. Laws, C. 145, §§ 11-16, eff. July 17, 2007; 77 Del. Laws, C. 14, §§ 12, 13, eff. Aug. 1, 2009.)

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND MERGER SUB

The names of the directors and executive officers of Parent and Merger Sub and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States, his or her business address is 6737 West Washington Street, Milwaukee, Wisconsin 53214-5650, and his or her business telephone number is (414) 977-4000.

Parent

Directors:

Dennis Brown

Director since 2003

Mr. Brown served as vice president of finance, chief financial officer and treasurer of Apogent Technologies Inc. ( “Apogent”), a New York Stock Exchange company from January 2003 to December 2004. Fisher Scientific International Inc. acquired Apogent in August 2004, and after completion of a transition period, Mr. Brown retired from Apogent in December 2004. From December 2000 through January 2003, Mr. Brown served as a financial consultant to Apogent. Mr. Brown also served as vice president of finance, chief financial officer and treasurer of Apogent’s predecessor, Sybron International Corporation (“Sybron”), a publicly traded company formerly headquartered in Milwaukee, Wisconsin, from January 1993 through December 2000, at which time Sybron’s life sciences group was relocated to Portsmouth, New Hampshire, and Sybron was renamed Apogent. Mr. Brown is a Fellow of the Chartered Institute of Management Accountants (England). Mr. Brown has served on the Board of Directors of Parent since May 2003 and previously served on the Board of Directors of Parent from the date of its initial public offering in February 1998 until May 2000.

Justin C. Dearborn, Chief Executive Officer

Director since 2008

Mr. Dearborn served as managing director and general counsel of Merrick Ventures, LLC (with its operating entities and affiliates, are referred to collectively to as “Merrick Ventures”) from January 2007 until his appointment as Chief Executive Officer of Parent on June 4, 2008. Mr. Dearborn has diverse experience in operational, financial and legal roles. Prior to joining Merrick, Mr. Dearborn worked over nine years for Click Commerce, Inc. (“Click Commerce”), a publicly traded software and services company that was acquired by Illinois Tool Works Inc. in October 2006. From May 2003 until May 2005, Mr. Dearborn served as vice president of Corporate Legal Affairs and Human Resources at Click Commerce. Mr. Dearborn was appointed corporate secretary of Click Commerce on May 2, 2003. Prior to Click Commerce, Mr. Dearborn worked at Motorola, Inc. where he specialized in intellectual property transactions and also held management positions in Motorola’s Semiconductor and Corporate Groups. Mr. Dearborn holds a B.A. from Illinois State University and a J.D. from DePaul University. He has practiced law in the state of Illinois but no longer holds a license to practice law. Mr. Dearborn has served on the Board of Directors of Parent since his appointment as Chief Executive Officer of Parent on June 4, 2008.

Michael W. Ferro, Jr., Chairman of the Board

Director since 2008

Mr. Ferro has served as a Director and Chairman of the Board of Directors of Parent since June 4, 2008. Since May 2007, Mr. Ferro has served as chairman and chief executive officer of Merrick, a private investment firm. From June 1996 until October 2006, Mr. Ferro served as chief executive officer and chairman of the board of Click Commerce. Mr. Ferro is currently a member of the board of trustees of the Chicago Museum of Science and Industry, the Field Museum, the Joffrey Ballet, Northwestern University and the Lyric Opera of Chicago. He also serves on the boards of directors of the Chicago Community Trust, Children’s Memorial Hospital, Northwestern Memorial Foundation, Big Shoulders Foundation, and AfterSchool Matters. Mr. Ferro holds a B.A. from the University of Illinois.

Gregg G. Hartemeyer

Director since 2008

Mr. Hartemeyer has served as a Director of the Board of Directors of Parent since June 4, 2008 and is a member of Parent’s Nominating and Governance Committee and Parent’s Compensation Committee. Since May 2007, Mr. Hartemayer has served as a special advisor to Merrick. Prior to his association with Merrick, he served in various capacities at Arthur Anderson LLP, and its then affiliate, Accenture for 28 years. Mr. Hartemayer retired from Accenture in February 2004 where he was chief executive for Global Technology, Outsourcing and Global Delivery. Mr. Hartemayer holds an M.B.A. and a B.A. in Mathematics from the University of Michigan.

Richard A. Reck

Director since 2003

Mr. Reck is the president of Business Strategy Advisors LLC, a business strategy consulting firm, and has served in such capacity since August 2002. Mr. Reck joined the certified public accounting firm of KPMG LLP in June 1973 and remained employed there until his retirement as a partner in July 2002. He currently serves on the boards of Interactive Intelligence, Inc., a publicly held software company, and Advanced Life Sciences Holdings Inc., a publicly held biopharmaceutical company, as well as the boards of several private and not-for-profit entities. Mr. Reck is a certified public accountant and holds a B.A. in Mathematics from DePauw University and an M.B.A. in Accounting from the University of Michigan. Mr. Reck has served as a Director of the Board of Directors of Parent since April 2003.

Neele E. Stearns, Jr.

Director since 2008

Mr. Stearns has served as a Director of the Board of Directors of Parent since June 4, 2008 and is Chair of Parent’s Audit Committee. Since February 2001, Mr. Stearns has served as chairman of Financial Investments Corporation, a private equity investment firm. From July 2004 to April 2007, he also served as the chief executive officer of Boulevard Healthcare, LLC, an owner and operator of nursing homes. From September 15, 2003 to January 15, 2004, Mr. Stearns took a leave of absence from Financial Investments Corporation to serve as interim chairman and chief executive officer of Footstar, Inc. Previously, Mr. Stearns was chairman of the Board of Wallace Computer Services, Inc., then a provider of printed products and print management services, from January 2000 through November 2000. Prior to 1995, he was president and chief executive officer of CC Industries, Inc., a diversified holding company. Mr. Stearns holds an M.B.A. from Harvard Business School and a B.A. in Economics from Carleton College.

Executive Officers:

Justin C. Dearborn

Director and Chief Executive Officer

See above.

Nancy J. Koenig

President of Merge Fusion

Ms. Koenig was appointed President of Merge Fusion in June of 2008. Ms. Koenig comes to the Company from Merrick Healthcare Solutions (a Merrick portfolio company), where she served as its chief executive officer. Prior to joining Merrick in the fall of 2007, Ms. Koenig was the president of Click Commerce during its integration as a subsidiary of ITW. Nancy joined Click Commerce in 1999 as the director of business consulting and held various positions, including serving as the head of Click’s European Operations, its vice president of Product

Operations and Marketing and its executive vice president — Operations. Ms. Koenig became Click Commerce’s president in 2006.

Ann Mayberry-French

Vice President, General Counsel and Corporate Secretary

Ms. Mayberry-French was appointed General Counsel and Corporate Secretary in August of 2008. Ms. Mayberry — French comes to the Company from Modine Manufacturing Company where she served as senior counsel. Prior to joining Modine Manufacturing Company, Ms. Mayberry-French was the general counsel and secretary of Assurant Health for seven years. Ms. Mayberry-French has over 27 years of experience in the healthcare and health insurance industry, including business management of managed care services and federal government contracting. Ms. Mayberry — French is a Registered Nurse and has been licensed to practice law in Kentucky, Ohio and Wisconsin. She currently maintains a license to practice only in Wisconsin, but is also admitted in Ohio and Kentucky.

Steven M. Oreskovich

Chief Financial Officer

Mr. Oreskovich was appointed Chief Financial Officer in June 2008. Prior to his appointment as Chief Financial Officer, Mr. Oreskovich served as Vice President of Internal Audit of Parent since January 2007, as Chief Accounting Officer and interim Treasurer and interim Secretary from July 2006 to January 2007 and as Vice President and Corporate Controller from April 2004 to July 2006. Prior to joining Parent, Mr. Oreskovich served as vice president of finance and operations at Truis, Inc., a company that provided customer intelligence solutions for business-to-business enterprises, from April 2000 to January 2003. Prior to that, Mr. Oreskovich worked as an auditor at PriceWaterhouseCoopers LLP from September 1994 to April 2000. Mr Oreskovich holds a B.S. degree in Accounting from Marquette University and is a C.P.A.

Antonia A. Wells

President of Merge OEM

Ms. Wells was appointed President of Merge OEM in June 2008. Prior to her appointment as President Merge OEM, Ms. Wells served as Merge OEM Vice President of Customer Operations since June 2005. Since joining Parent in 1999, Ms. Wells has been responsible for Merge OEM’s contract management, quality/regulatory affairs, manufacturing, order management, professional services and internal infrastructure. Ms. Wells has over 25 years of business management experience, including leadership roles in IT, enterprise system implementation, process re-engineering, and human resources.

Merger Sub

Directors:

Dennis Brown

Director since 2010

See above under “Parent.”

Justin C. Dearborn

Director since 2010

See above under “Parent.”

Michael W. Ferro, Jr.

Director since 2010

See above under “Parent.”

Gregg G. Hartmeyer

Director since 2010

See above under “Parent.”

Richard A. Reck

Director since 2010

See above under “Parent.”

Neele E. Stearns, Jr.

Director since 2010

See above under “Parent.”

Executive Officers:

Justin C. Dearborn

Chief Executive Officer

See above under “Parent.”

Ann Mayberry-French

Vice President, General Counsel and Corporate Secretary

See above under “Parent.”

Steven M. Oreskovich

Chief Financial Officer

See above under “Parent.”

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